FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	3Q2012 Earnings Report

2.	September 2012 Financial Statements in Spanish

3.	Material Event

IMPORTANT NOTICE

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos. The consolidated interim unaudited financial statements included in this report have been prepared in accordance with Chilean accounting principles issued by the Superintendency of Banks and Financial Institutions "Chilean Bank GAAP" and the "SBIF," respectively). The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. Therefore, the unaudited financial statements included in this 6K have some differences compared to the financial statements filed in our Annual Report on Form 20-F for the year ended December 31, 2011 (the "Annual Report"). For further details and a discussion on main differences between Chilean Bank GAAP and IFRS refer to "Item 5. Operating and Financial Review and Prospects. —A. Accounting Standards Applied in 2011" of our Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: November 5, 2012

BANCO SANTANDER CHILE

THIRD QUARTER 2012

EARNINGS REPORT

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

3Q12: Net income affected by deflation and one-time provision expense

Net income in the nine-month period ended September 30, 2012 totaled Ch$274,565 million (Ch$1.46 per share and US$1.24/ADR1). 3Q12 Net income attributable to shareholders totaled Ch$50,563 million (Ch$0.27 per share and US$0.231/ADR). Compared to 2Q12 (from now on QoQ), net income decreased 52.2%. Compared to 3Q12 (from now on YoY), net income decreased 32.7%. This decline was mainly due to the lower inflation rate in the quarter that negatively affected net interest margins and a one-time provision expense.

Positive evolution of client margins offset by deflation in the quarter

In 3Q12, Net interest income decreased 6.4% QoQ and increased 2.9% YoY. The Net interest margin (NIM) in 3Q12 reached 4.7% compared to 5.0% in 2Q12 and 4.6% in 3Q11. In the quarter, the Bank’s margins were negatively affected by deflation. The Bank has more assets than liabilities linked to inflation and, consequently, margins have a positive sensitivity to variations in inflation. In 3Q12, the variation of the Unidad de Fomento (an inflation indexed currency unit), was -0.16% compared to inflation of +0.42% in 2Q12 and +0.56% in 3Q11. This reduction signified a QoQ decrease of net interest income of approximately US$40 million or Ch$19,000 million. This was partially offset by higher client spreads and an improved funding mix. In 4Q12 UF inflation is expected to be greater than 1%, which should drive NIMs back to levels greater than 5%.

Provision expense includes a one-time expense of Ch$24.7 billion in the quarter

Net provision for loan losses in the quarter totaled Ch$119,459 million an increase of 52% QoQ and 32.2% YoY. As previously mentioned in the 2Q12 Earnings Report, in the current quarter, the Bank recalibrated the consumer loan-provisioning model. This resulted in an increase in the minimum provision set aside for consumer loans at origination given the higher risks observed in this portfolio. As a result, gross provision expenses in 3Q12 includes a non-recurring provision expense of Ch$24,753 million.

1 Earnings per ADR was calculated using the Observed Exchange Rate Ch$470.48 per US$ as of Sept. 30, 2012. The ratio of ordinary shares per ADR was modified form 1,039 share per ADR to 400 shares per ADR.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Solid growth of core deposits

Core deposits (demand deposits + time deposits from non-institutional sources), increased 2.1% QoQ and 12.3% YoY. Core deposits as a percentage of total deposits reached 77.2% compared to 73.3% as of June 2012 and 69.7% as of September 2011. This improved the Bank’s funding mix, as non-institutional deposits tend to be cheaper and more stable than other sources of funding. Total deposits decreased 3.1% QoQ as the Bank, given its high structural liquidity, proactively reduced relatively more expensive institutional short-term deposits, which are not considered as structural funding by the Bank. YTD (as of August, 31st), the Bank’s market share in terms of total deposits has increased 36 basis points.

* Demand deposits + time deposits from non-institutional sources

Selective loan growth

In 3Q12, total loans increased 0.7% QoQ and 4.7% YoY. Loan growth was driven by the favorable evolution of the Chilean economy and was mainly focused in the high-end of the retail market, SMEs and the middle-market. The Bank continued with its prudent approach to loan growth in the lower end of the consumer loan segment. Loans to individuals increased 0.8% QoQ in 3Q12 and 4.6% YoY. Loans to high-income individuals increased 2.0% QoQ in comparison to a decrease of 1.6% in the mass consumer market. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 3.3% QoQ (8.8% YoY), reflecting the Bank’s consistent focus on this growing segment. YTD (as of August 31), the Bank’s market share in terms of total loans has decreased 19 basis points.

Solid levels of capital: Core capital at 10.6%, BIS at 13.9%

ROAE as of September 2012 reached 18.1%. Core capital reached 10.6% as of September 30, 2012 and the Bank’s BIS ratio reached 13.9% at the same date. Voting common shareholders’ equity is the sole component of our Tier I capital. Santander Chile has not issued new shares in more than 10 years.

Cost growth moderates as key project advance

Operating expenses in 3Q12 decreased 1.5% QoQ led by a 3.6% QoQ decrease in personnel expenses. The Bank continued with its projects of investing in a new Client Relationship Management system and the Transformation Initiatives aimed at enhancing productivity in retail banking. The installment of the new CRM and other initiatives should further limit cost growth in coming quarters.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
				3Q12/	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Net interest income	238,731	254,940	232,057	2.9%	(6.4)%
Fee income	67,037	68,007	65,991	1.6%	(1.4)%
Core revenues	305,768	322,947	298,048	2.6%	(5.3)%
Financial transactions, net	19,222	25,640	23,001	(16.4)%	(25.0)%
Provision expense	(119,459)	(78,575)	(90,372)	32.2%	52.0%
Operating expenses	(135,665	(137,742)	(128,356)	5.7%	(1.5)%
Operating income, net of provisions and costs	69,866	132,270	102,321	(31.7)%	(47.2)%
Other operating & Non-op. Income	(19,303)	(26,575)	(27,168)	(28.9)%	(27.4)%
Net income attributable to shareholders	50,563	105,695	75,153	(32.7)%	(52.2)%
Net income/share (Ch$)	0.27	0.56	0.40	(32.7)%	(52.2)%
Net income/ADR (US$)[1]	0.23	0.44	0.31	(26.3)%	(48.2)%
Total loans	18,503,174	18,374,472	17,680,356	4.7%	0.7%
Deposits	14,088,770	14,537,663	13,892,003	1.4%	(3.1)%
Shareholders’ equity	2,058,231	2,028,611	1,927,498	6.8%	1.5%
Net interest margin	4.7%	5.0%	4.6%
Efficiency ratio	42.4%	41.0%	41.3%
YTD return on average equity[2]	18.1%	22.2%	23.8%
NPL / Total loans[3]	3.04%	2.88%	2.81%
Coverage NPLs	98.3%	97.8%	104.8%
Risk index[5]	2.98%	2.82%	2.94%
Core capital ratio	10.6%	10.4%	10.2%
BIS ratio	13.9%	13.7%	13.9%
Branches	496	499	494
ATMs	1,966	1,966	1,892
Employees	11,692	11,621	11,706

1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$470.48 per US$ as of Sept. 30, 2012.
2.	Annualized YTD Net income attributable to shareholders / Average equity attributable to shareholders.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	PDLs: Past due loans; all loan installments that are more than 90 days overdue.
5.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Selective loan growth

Loans	Quarter ended,			% Change
					Sep. 12 /
(Ch$ million)	Sep-12	Jun-12	Sep-11	Sep. 12 / 11	Jun. 12
Total loans to individuals[1]	9,613,857	9,534,018	9,187,526	4.6%	0.8%
Consumer loans	3,039,998	2,987,880	2,925,659	3.9%	1.7%
Residential mortgage loans	5,208,217	5,221,914	5,016,420	3.8%	(0.3)%
SMEs	2,745,928	2,658,077	2,522,698	8.8%	3.3%
Total retail lending	12,359,785	12,192,095	11,710,224	5.5%	1.4%
Institutional lending	355,119	366,862	351,644	1.0%	(3.2)%
Middle-Market & Real estate	3,918,324	3,848,479	3,731,980	5.0%	1.8%
Corporate	1,874,749	2,006,270	1,905,005	(1.6)%	(6.6)%
Total loans [2]	18,503,174	18,374,472	17,680,356	4.7%	0.7%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and excludes interbank loans.

In 3Q12, total loans increased 0.7% QoQ and 4.7% YoY. Loan growth was driven by the favorable evolution of the Chilean economy and was mainly focused in the high-end of the retail market, SMEs and the middle-market. The Bank continued with its cautious approach to loan growth in the lower end of the consumer loan segment.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased of 0.8% QoQ in 3Q12 and 4.6% YoY. By product, consumer loans increased 1.7% QoQ (3.9% YoY) and residential mortgage loans decreased 0.3% QoQ (3.8% YoY). In the quarter, the Bank focused on expanding its loan portfolio in the mid-upper income segments, while remaining more selective in the mass consumer market. Loans to high-income individuals increased 2.0% QoQ in comparison to a decrease of 1.5% in the low-income segment. In the middle-income segment, loans decreased 1.5% QoQ. This was mainly due to a fall in mortgage loans. The mortgage market has been affected by aggressive pricing on the behalf of competitors. Santander Chile on the other hand has implemented stricter admission policies for residential mortgage loans. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 3.3% QoQ (8.8% YoY), reflecting the Bank’s consistent focus on this expanding segment.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

In the quarter, the Bank also focused its loan growth in the middle-market segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), which increased 1.8% QoQ and 5.0% YoY. This segment continues to show healthy loan demand given the high level of investment expected this year in the Chilean economy, which is expected to reach approximately 28% of GDP.

In the large corporate segment (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), loans decreased 6.6% QoQ. The sharp turn-around in the cost of external funding for companies in 3Q12 resulted in lower local loan demand from these clients and pre-payment of some large corporate loans. The Bank’s non-lending businesses with these clients, especially cash management services continue to thrive.

YTD (as of August 31), the Bank’s market share in terms of total loans has decreased 19 basis points.

FUNDING

Core deposits grow 2.1% QoQ and 12.3% YoY

Funding	Quarter ended,			% Change
					Sep. 12 /
(Ch$ million)	Sep-12	Jun-12	Sep-11	Sep. 12 / 11	Jun. 12
Demand deposits	4,601,160	4,624,570	4,496,757	2.3%	(0.5)%
Time deposits	9,487,610	9,913,093	9,395,246	1.0%	(4.3)%
Total deposits	14,088,770	14,537,663	13,892,003	1.4%	(3.1)%
Mutual funds (off-balance sheet)	3,080,130	2,944,482	2,852,379	8.0%	4.6%
Total customer funds	17,168,900	17,482,145	16,744,382	2.5%	(1.8)%
Loans to deposits[1]	98.7%	96.5%	94.8%

1. (Loans - marketable securities that fund mortgage loans) / (Time deposits + demand deposits).

Customer funds (deposits + mutual funds) expanded 2.5% YoY and decreased 1.8% QoQ. Total deposits grew 1.4% YoY and decreased 3.1% QoQ as the Bank, given its high structural liquidity, proactively reduced more expensive institutional short-term deposits, which are not considered as structural funding by the Bank. Core deposits (demand deposits and time deposits from non-institutional sources), on the other hand, increased 12.3% YoY and 2.1% QoQ. Core deposits as a percentage of total deposits reached 77.2% compared to 73.3% as of June 2012 and 69.7% as of September 2011. This improved the Bank’s funding mix, as non-institutional deposits tend to be cheaper and more stable than other sources of funding. YTD (as of August 31), the Bank’s market share in terms of total deposits has increased 36 basis points.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

It is important to note that the Bank follows Grupo Santander’s policy of independent subsidiaries and intergroup funding represented less than 0.2% of our funding as of September 30, 2012.

* Demand deposits plus time deposits from non-institutional sources

Assets under management also improved as markets strengthened in 3Q12. Total assets under management increased 8.0% YoY and 4.6% QoQ. We expect this business to continue to be volatile in line with general market trends.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Core capital ratio at 10.6%

Shareholders' Equity	Quarter ended,			Change %
					Sep. 12 /
(Ch$ million)	Sep-12	Jun-12	Sep-11	Sep. 12 / 11	Jun. 12
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	976,561	51,539	51,538	1794.8%	1794.8%
Valuation adjustment	(1,828)	3,946	594	—%	—%
Retained Earnings:	192,195	1,081,823	984,063	(80.5)%	(82.2)%
Retained earnings prior periods	-	925,022	750,989	—%	—%
Income for the period	274,565	224,002	332,963	(17.5)%	22.6%
Provision for mandatory dividend	(82,370)	(67,201)	(99,889)	(17.5)%	22.6%
Equity attributable to shareholders	2,058,231	2,028,611	1,927,498	6.8%	1.5%
Non-controlling interest	33,485	31,272	32,293	3.7%	7.1%
Total Equity	2,091,716	2,059,883	1,959,791	6.7%	1.5%
YTD ROAE	18.1%	22.2%	23.8%

Shareholders’ equity totaled Ch$2,058,231 million (US$4.2 billion) as of September 30, 2012. During 3Q12, the Bank reclassified all retained earnings from prior periods to reserves as part of its conservative capital policies. The prudent management of the Bank’s capital ratios has led to strong capital ratios. Core capital reached 10.6% as of September 30, 2012 and the Bank’s BIS ratio reached 13.9% at the same date. Voting common shareholders’ equity is the sole component of our Tier I capital. Santander Chile has not issued new shares in more than 10 years.

Capital Adequacy	Quarter ended,			Change %
					Sep. 12 /
(Ch$ million)	Sep-12	Jun-12	Sep-11	Sep. 12 / 11	Jun. 12
Tier I (Core Capital)	2,058,231	2,028,612	1,927,498	6.8%	1.5%
Tier II	642,650	659,788	715,184	(10.1)%	(2.6)%
Regulatory capital	2,700,881	2,688,400	2,642,682	2.2%	0.5%
Risk weighted assets	19,479,092	19,572,225	18,954,147	2.8%	(0.5)%
Tier I (Core capital) ratio	10.6%	10.4%	10.2%
BIS ratio	13.9%	13.7%	13.9%

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Positive evolution of client margins offset by deflation in the quarter

Net Interest Income / Margin	Quarter			Change %
				3Q12/	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Client net interest income[1]	274,076	274,517	248,850	10.1%	(0.2)%
Non-client net interest income[2]	(35,345)	(19,577)	(16,793)	110.5%	80.5%
Net interest income	238,731	254,940	232,057	2.9%	(6.4)%
Average interest-earning assets	20,410,407	20,362,279	20,068,323	1.7%	0.2%
Average loans	18,546,119	18,127,164	17,460,992	6.2%	2.3%
Interest earning asset yield[3]	8.0%	9.0%	8.4%
Cost of funds[4]	3.3%	3.9%	3.8%
Client net interest margin[5]	5.9%	6.1%	5.7%
Net interest margin (NIM)[6]	4.7%	5.0%	4.6%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	32.5%	33.2%	31.3%
Quarterly inflation rate[7]	(0.16)%	0.42%	0.56%
Central Bank reference rate	5.00%	5.00%	5.25%
Avg. 10 year Central Bank yield (real)	2.42%	2.49%	2.63%

1. Client net interest income is mainly net interest income from the Bank’s loan portfolio. See footnote 2 at the end of this page.

2. Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 2 at the end of this page.

3. Interest income divided by interest earning assets.

4. Interest expense divided by interest bearing liabilities + demand deposits.

5. Client net interest income annualized divided by average loans

6. Net interest income divided by average interest earning assets annualized.

7. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q12, Net interest income decreased 6.4% QoQ and increased 2.9% YoY. The Net interest margin (NIM) in 3Q12 reached 4.7% compared to 5.0% in 2Q12 and 4.6% in 3Q11. In order to improve the explanation of margins we have divided the analysis of net interest income between client interest income2 and non-client net interest income.

2 In order to explain better the evolution of net interest income, we have divided net interest income between client net interest income and non-client net interest income. Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Client net interest income in 3Q12 was flat QoQ and increased 10.1% YoY. Client net interest margin (defined as client net interest income divided by average loans) reached 5.9% in 3Q12 compared to 6.1% in 2Q12 and 5.7% in 3Q11. Since the second half of 2011, the Bank has been implementing a stricter spread policy in light of the increase in credit risk, especially in the mass consumer market. For this reason, client net interest income has increased at twice the pace of average loan growth in the last twelve-month period. The growth of core deposits (See Funding) improved the funding mix and has also helped to sustain client margins.

This positive trend was offset by the deflation registered during the quarter. It is important to point out that the Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 3Q12, the variation of the Unidad de Fomento (an inflation indexed currency unit), was -0.16% compared to inflation of +0.42% in 2Q12 and +0.56% in 3Q11. The gap between assets and liabilities indexed to the UF averaged US$6.7 billion in 3Q12. Therefore, the reduction in inflation signified a QoQ decrease in net interest income of approximately US$40 million or Ch$19,000 million.

For the remainder of 2012, the evolution of margins should improve as inflation trends normalize. In 4Q12 inflation is expected to exceed 1% is expected which should drive NIMs back to levels greater than 5%. In 2013, the negative effects of possible regulations regarding maximum rates may have a negative impact on margins. The final law regulating this change is still being discussed in Congress. To counterbalance this affect we expect: (1) healthier loan growth both in terms of volumes and in terms of margins, post provision expense and, (2) an improved funding mix via healthy growth of core deposits.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Non-recurring Ch$24.7 billion provision expenses recognized in 3Q12

Provision for loan losses	Quarter			Change %
				3Q12/	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Gross provisions	(32,952)	1,891	(18,628)	76.9%	(1842.6)%
Charge-offs	(96,256)	(88,009)	(77,466)	24.3%	9.4%
Gross provisions and charge-offs	(129,208)	(86,118)	(96,094)	34.5%	50.0%
Loan loss recoveries	9,749	7,543	5,722	70.4%	29.2%
Net provisions for loan losses	(119,459)	(78,575)	(90,372)	32.2%	52.0%
Total loans[1]	18,503,174	18,374,472	17,680,356	4.7%	0.7%
Total reserves (RLL)	552,138	518,331	520,566	6.1%	6.5%
Non-performing loans[2] (NPLs)	561,730	529,869	496,786	13.1%	6.0%
NPLs commercial loans	307,658	277,742	244,209	26.0%	10.8%
NPLs residential mortgage loans	149,936	150,505	140,273	6.9%	(0.4)%
NPLs consumer loans	104,136	101,622	112,304	(7.3)%	2.5%
Risk index[3] (RLL / Total loans)	2.98%	2.82%	2.94%
NPL / Total loans	3.04%	2.88%	2.81%
NPL / Commercial loans	3.00%	2.73%	2.51%
NPL / Residential mortgage loans	2.88%	2.88%	2.80%
NPL / consumer loans	3.43%	3.40%	3.84%
Coverage of NPLs[4]	98.3%	97.8%	104.8%
Coverage of commercial NPLs	80.0%	84.9%	98.3%
Coverage of residential mortgage NPLs	24.5%	24.1%	25.7%
Coverage of consumer NPLs	258.6%	242.4%	217.6%
1.	Excludes interbank loans.
2.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
3.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
4.	Loan loss allowances / NPLs.

Net provision for loan losses in the quarter totaled Ch$119,459 million, an increase of 52% QoQ and 32.2% YoY. The net provision expense by loan product was as follows:

Net provisions for loan losses
by segment	Quarter			Change %
				3Q12/	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Commercial loans	(30,791)	(16,024)	(19,079)	61.4%	92.2%
Residential mortgage loans	(4,488)	(3,855)	(14,444)	(68.9)%	16.4%
Consumer loans	(84,180)	(58,696)	(56,849)	48.1%	43.4%
Net provisions for loan losses	(119,459)	(78,575)	(90,372)	32.2%	52.0%

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Net provision expense in consumer loans increased 43.4% QoQ and 48.1% YoY. Since 3Q11, the Bank has been implementing more prudent credit risk policies in consumer lending as asset quality has deteriorated above our expectations despite positive economic trends. This has been due to:

(i)	Following the La Polar case, affecting Chile’s 4th largest retailer in May 2011, the default rates in the mass consumer loan industry increased as banks and non-bank lenders tightened credit policies resulting in greater charge-offs as credit became less available;

(ii)	In February 2012, the Ley de DICOM was passed which, among other provisions, eliminated from the negative credit bureau debtors with a negative credit history in an amount of Ch$2,400,000 (US$4,800) or less. This temporarily reduced the effectiveness of this negative credit bureau, a key component of our credit scoring systems. Before the law was passed 4.1 million people were listed in Dicom and after its implementation 2.9 million persons were removed from the list;

(iii)	The Bank has a 24% market share in consumer banking and, therefore, these events, together with the strong growth in consumer lending in 2010 and the first half of 2011, resulted in a larger impact for the Bank compared to our main bank competitors.

To respond to this the Bank has:

(i)	Recalibrated the consumer loan-provisioning model that increased the minimum provision set aside for consumer loans at origination given the higher risks observed in this portfolio. As a result, gross provision expenses in 3Q12 includes a non-recurring provision expense of Ch$24,753 million.

(ii)	Tightened admission and approval policies in consumer lending. This mainly consisted of lowering the debt servicing levels for loan approvals and focusing loan growth in less riskier segments. This resulted in lower consumer loan growth and a fall in market share in 2012 (See Loans).

(iii)	Restricted renegotiation policies and strengthened collection efforts. This resulted in an increase in charge-offs. Charge-offs increased 9.4% QoQ and 24.3% YoY. At the same time, loan loss recoveries increased 29.2% QoQ and 70.4% YoY in 3Q12.

It is important to point out that these efforts have led to a stabilization of non-performing loan (NPLs) in consumer banking and to an increase in the coverage. As of September 2012, the NPL ratio of consumer loans reached 3.43% compared to 3.40% as of June 2012 and 3.84% in September 2011. The coverage ratio of consumer loans reached 258.6% as of September 2012 compared to 242.2% as of June 2012 and 217.6% as of September 2011.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The 92.2% QoQ and the 61.4% QoQ increase in commercial loan provision expense was driven by an increase in provisions in the SME loan segment. The NPL ratio for commercial loans increased to 3.0% in September 2012 from 2.73% in June 2012 and 2.51% in September 2011. It is important to note that loans entering NPLs have a high level of collateral and this explains the lower level of NPL coverage. As of September 2012, the coverage ratio of commercial loans NPLs reached 129.8%.

Provision expense for mortgage residential loans increased 16.4% QoQ and decreased 68.9% YoY. Mortgage loan NPLS were stable at 2.88% and coverage of mortgage NPLs increased slightly to 24.5% as of September 2012. Including collateral, the coverage of residential mortgage NPLs reached 114.8%. The 63.9% YoY decrease of provisions in 3Q12 was mainly due to the Ch$10,000 million non-recurring provision recognized in 3Q11 as a consequence of the improvements made in the provisioning model for residential mortgage lending in that quarter (See 3Q11 Earnings Report-Annex 1 for more details).

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Lower business activity in retail banking lowers fee income

Fee Income	Quarter			Change %
(Ch$ million)	3Q12	2Q12	3Q11	3Q12 / 3Q11	3Q 12 / 2Q12
Collection fees	14,819	16,449	14,683	0.9%	(9.9)%
Credit, debit & ATM card fees	13,104	13,639	14,384	(8.9)%	(3.9)%
Asset management	8,270	8,488	8,796	(6.0)%	(2.6)%
Insurance brokerage	8,138	8,015	7,955	2.3%	1.5%
Contingent operations	7,223	6,909	6,334	14.0%	4.5%
Checking accounts	7,144	7,350	7,256	(1.5)%	(2.8)%
Fees from brokerage	2,353	3,303	2,469	(4.7)%	(28.8)%
Lines of credit	2,228	2,418	2,763	(19.4)%	(7.9)%
Other Fees	3,758	1,436	1,351	178.2%	161.7%
Total fees	67,037	68,006	65,991	1.6%	(1.4)%

Net fee income decreased 1.4% QoQ and increased 1.6% YoY in 2Q12. The Bank continued to increase its client base and cross-selling indicators, especially in the middle-upper income segments while limiting client growth in the mass consumer segment. The Bank’s total client base has increased 3.7% in the past twelve-months and the amount of cross-sold clients in all segments, excluding Banefe, has risen 11.3% YoY. This was offset by a decline in Banefe clients, as the Bank reduced its exposure to clients with unhealthy financial behavior. This also had a short-term impact on certain fess in the quarter, specifically credit card, checking account and line of credit fees. This was partially offset by positive fee growth from our corporate banking unit.

Cross-sold: For clients in Banefe cross-sold clients are clients with at least two products, one of which is a loan product plus direct deposit. In the Bank, excluding Banefe, a cross-sold client uses at least 4 products. The definition of cross-sold clients was changed in the quarter and the historical figures were restated.

The Bank’s Transformation Plan continues to be implemented. This is the largest overhaul and reorganization of the Bank’s middle and lower income business segments in the last decade. The installation of the new CRM, a corner-piece of this initiative, is starting to improve the Bank’s client service indicators as reflected in the descending market share of client complaints to the Superintendency of Banks, SBIF, the industry’s main regulator.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Lower client treasury gains from Santander Global Connect

Results from Financial Transactions*	Quarter			Change %
					3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q12 / 3Q11	2Q12
Net income from financial operations	(19,161)	20,416	102,133	—%	—%
Foreign exchange profit (loss), net	38,383	5,224	(79,132)	—%	634.7%
Net results from financial transactions	19,222	25,640	23,001	(16.4)%	(25.0)%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$19,222 million in 3Q12, a 25.0% QoQ and a 16.4% YoY decrease. In order to understand more clearly these line items, we present them by business area in the table below.

Results from Financial Transactions	Quarter			Change %
(Ch$ million)	3Q12	2Q12	3Q11	3Q12 / 3Q11	3Q 12 / 2Q12
Santander Global Connect[1]	9,467	14,610	16,259	(41.8)%	(35.2)%
Market-making	8,659	7,430	4,958	74.6%	16.5%
Client treasury services	18,126	22,040	21,217	(14.6)%	(17.8)%
Non-client treasury income	1,096	3,600	1,784	(38.6)%	(69.5)%
Net results from financial transactions	19,222	25,640	23,001	(16.4)%	(25.0)%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Client treasury services totaled Ch$18,126 million in 3Q12 and decreased 14.6% QoQ and 17.8% YoY mainly due to lower gains from Santander Global Connect, our platform for selling treasury products to our clients. In addition to lower volatility in some key macro indicators, we have been more conservative in our approval process for the sale of treasury products to smaller corporate clients. In addition, the Bank recognized a Ch$1,096 million gain from Non-client treasury services, reflecting that the bulk of our treasury income is client related.

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OPERATING EXPENSES AND EFFICIENCY

Cost growth moderates as key project begin to have an impact on efficiency

Operating Expenses	Quarter			Change %
				3Q12/	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Personnel expenses	(75,561)	(78,395)	(73,884)	2.3%	(3.6)%
Administrative expenses	(46,053)	(45,115)	(41,041)	12.2%	2.1%
Depreciation, amortization and impairment	(14,051)	(14,232)	(13,431)	4.6%	(1.3)%
Operating expenses	(135,665)	(137,742)	(128,356)	5.7%	(1.5)%
Efficiency ratio[1]	42.4%	41.0%	41.3%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 3Q12 decreased 1.5% QoQ and increased 5.7% YoY. The 3.6% QoQ decrease in personnel expenses reflects lower variable incentives paid to personnel. At the same time, headcount was flat QoQ with the exception of our collection areas that continued to be strengthened. The 2.3% YoY increase in personnel expenses also reflects the relatively stable YoY evolution of headcount. As of September 2012, headcount totaled 11,629 employees. Going forward personnel expense should grow at a slower pace than those observed in previous quarters as headcount remain stable and the different technologic tools being implemented should increase employee’s productivity.

Administrative expenses increased 2.1% QoQ and 12.2% YoY in 3Q12, as the Bank continued with its projects of investing in a new Client Relationship Management system and the Transformation Initiatives aimed at enhancing productivity in retail banking.

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
					3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q12 / 3Q11	2Q12
Other operating income	8,074	3,072	2,194	268.0%	162.8%
Other operating expenses	(13,008)	(15,464)	(12,156)	7.0%	(15.9)%
Other operating income, net	(4,934)	(12,392)	(9,962)	(50.5)%	(60.2)%
Income from investments in other companies	143	660	546	(73.8)%	(78.3)%
Income tax expense	(12,276)	(14,027)	(16,629)	(26.2)%	(12.5)%
Income tax rate	18.9%	11.6%	17.9%

Other operating income, net, totaled Ch$ -4,934 million in 3Q12. The lower loss compared to 2Q12 and 3Q11 was mainly due to a Ch$5,591 million from the sale of 11 branches. Branches are risk weighted at 100% and so, from a capital perspective, it is more efficient to rent them than to own them and the gains realized from these sales boost core capital levels.

The higher income tax rate in 3Q12 was mainly due to the deflation, which eliminated in the quarter any tax gains from the revaluation of capital due to CPI. For tax purposes, the Bank must revaluate its capital by the consumer price index. Since CPI inflation is usually positive, this results in a tax loss that lowers the Bank’s effective tax rate. When there is deflation or very low inflation this does not occur.

Congress approved a law that raised the statutory corporate tax rate to 20% next year.

Investor Relations Department	17
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s (Outlook negative)	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s (Outlook negative)	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch (Outlook negative)	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

	Fitch	Feller
Local ratings	Ratings	Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Negative	Stable

Investor Relations Department	18
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE

As of September 2012

ADR price[3] (US$) 9M12
09/30/12:	28.20
Maximum (9M12):	34.00
Minimum (9M12):	27.23

Market Capitalization: US$13,268 million

P/E 12 month trailing*:	16.8
P/BV (09/30/12)**:	3.07
Dividend yield***:	3.5%

*	Price as of Sept. 30, 2012 / 12mth. earnings
**	Price as of Sept. 30, 2012 / Book value as of 09/30/12
***	Based on closing price on record date of last dividend payment.

Local share price (Ch$) 9M12
09/30/12:	33.55
Maximum (9M12):	41.00
Minimum (9M12):	32.47

Dividends:
		% of previous year
Year paid	Ch$/share	earnings
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%
2012:	1.39	60%

3 On Oct. 22, 2012, the ratio of common share per ADR was changed from 1,039 shares per ADR to 400 shares per ADR.

Investor Relations Department	19
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Sep-12	Sep-12	Dec-11	Sept. 12 / Dec. 11
	US$ths	Ch$ million		% Chg.
Assets
Cash and balances from Central Bank	3,339,115	1,585,078	2,793,701	(43.3)%
Funds to be cleared	1,262,564	599,339	276,454	116.8%
Financial assets held for trading	437,346	207,608	409,763	(49.3)%
Investment collateral under agreements to repurchase	320,249	152,022	12,928	1075.9%
Derivatives	3,109,772	1,476,209	1,612,869	(8.5)%
Interbank loans	232,239	110,244	87,541	25.9%
Loans, net of loan loss allowances	37,815,538	17,951,036	16,823,407	6.7%
Available-for-sale financial assets	3,643,737	1,729,682	1,661,311	4.1%
Held-to-maturity investments	-	-	-	—%
Investments in other companies	18,193	8,636	8,728	(1.1)%
Intangible assets	158,201	75,098	80,739	(7.0)%
Fixed assets	316,467	150,227	153,059	(1.9)%
Current tax assets	2,694	1,279	37,253	(96.6)%
Deferred tax assets	382,956	181,789	147,754	23.0%
Other assets	1,499,505	711,815	546,470	30.3%
Total Assets	52,538,576	24,940,062	24,651,977	1.2%

Liabilities and Equity
Demand deposits	9,692,774	4,601,160	4,413,815	4.2%
Funds to be cleared	849,282	403,154	89,486	350.5%
Investments sold under agreements to repurchase	250,358	118,845	544,381	(78.2)%
Time deposits and savings accounts	19,986,539	9,487,610	8,921,114	6.4%
Derivatives	2,842,368	1,349,272	1,292,148	4.4%
Deposits from credit institutions	3,110,225	1,476,424	1,920,092	(23.1)%
Marketable debt securities	9,680,118	4,595,152	4,623,239	(0.6)%
Other obligations	399,467	189,627	176,599	7.4%
Current tax liabilities	17,139	8,136	1,498	443.1%
Deferred tax liability	22,361	10,615	5,315	99.7%
Provisions	366,427	173,943	230,290	(24.5)%
Other liabilities	915,121	434,408	398,977	8.9%
Total Liabilities	48,132,180	22,848,346	22,616,954	1.0%

Equity
Capital	1,877,613	891,303	891,303	0.0%
Reserves	2,057,217	976,561	51,539	1794.8%
Unrealized gain (loss) Available-for-sale financial assets	(3,851)	(1,828)	2,832	(164.5)%
Retained Earnings:	404,877	192,195	1,055,548	(81.8)%
Retained earnings previous periods	0	0	750,989	(100.0)%
Net income	578,397	274,565	435,084	(36.9)%
Provision for mandatory dividend	(173,520)	(82,370)	(130,525)	(36.9)%
Total Shareholders' Equity	4,335,855	2,058,231	2,001,222	2.8%
Minority Interest	70,539	33,485	33,801	(0.9)%
Total Equity	4,406,396	2,091,716	2,035,023	2.8%
Total Liabilities and Equity	52,538,576	24,940,062	24,651,977	1.2%

Figures in US$ have been translated at the exchange rate of Ch$474.70

Investor Relations Department	20
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 2: YEAR-TO-DATE INCOME STATEMENTS

YTD Income Statement Unaudited	Sep-12	Sep-12	Sep-11	Sept. 12 / Sept. 11
	US$ths.	Ch$ million		% Chg.

Interest income	2,877,681	1,366,035	1,271,278	7.5%
Interest expense	(1,277,211)	(606,292)	(563,124)	7.7%
Net interest income	1,600,470	759,743	708,154	7.3%
Fee and commission income	570,238	270,692	271,541	(0.3)%
Fee and commission expense	(141,051)	(66,957)	(62,111)	7.8%
Net fee and commission income	429,187	203,735	209,430	(2.7)%
Net income from financial operations	(69,393)	(32,941)	153,535	—%
Foreign exchange profit (loss), net	204,563	97,106	(75,265)	—%
Total financial transactions, net	135,170	64,165	78,270	(18.0)%
Other operating income	31,869	15,128	8,053	87.9%
Net operating profit before loan losses	2,196,695	1,042,771	1,003,907	3.9%
Provision for loan losses	(582,083)	(276,315)	(195,920)	41.0%
Net operating profit	1,614,611	766,456	807,987	(5.1)%
Personnel salaries and expenses	(470,647)	(223,416)	(207,380)	7.7%
Administrative expenses	(284,921)	(135,252)	(122,078)	10.8%
Depreciation and amortization	(84,940)	(40,321)	(39,638)	1.7%
Impairment	(185)	(88)	(109)	(19.3)%
Operating expenses	(840,693)	(399,077)	(369,205)	8.1%
Other operating expenses	(94,453)	(44,837)	(41,569)	7.9%
Total operating expenses	(935,146)	(443,914)	(410,774)	8.1%
Operating income	679,465	322,542	397,213	(18.8)%
Income from investments in other companies	2,633	1,250	1,673	(25.3)%
Income before taxes	682,098	323,792	398,886	(18.8)%
Income tax expense	(95,606)	(45,384)	(62,546)	(27.4)%
Net income from ordinary activities	586,493	278,408	336,340	(17.2)%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Minority interest	8,096	3,843	3,377	13.8%
Net income attributable to shareholders	578,397	274,565	332,963	(17.5)%

Figures in US$ have been translated at the exchange rate of Ch$474.70

Investor Relations Department	21
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	3Q12	3Q12	2Q12	3Q11	3Q12 / 3Q11	3Q 12 / 2.Q12
	US$ths.	Ch$mn			% Chg.
Interest income	857,851	407,222	455,980	420,729	(3.2)%	(10.7)%
Interest expense	(354,942)	(168,491)	(201,040)	(188,672)	(10.7)%	(16.2)%
Net interest income	502,909	238,731	254,940	232,057	2.9%	(6.4)%
Fee and commission income	187,101	88,817	90,940	87,651	1.3%	(2.3)%
Fee and commission expense	(45,882)	(21,780)	(22,933)	(21,660)	0.6%	(5.0)%
Net fee and commission income	141,220	67,037	68,007	65,991	1.6%	(1.4)%
Net income from financial operations	(40,364)	(19,161)	20,416	102,133	—%	—%
Foreign exchange profit (loss), net	80,857	38,383	5,224	(79,132)	—%	634.7%
Total financial transactions, net	40,493	19,222	25,640	23,001	(16.4)%	(25.0)%
Other operating income	17,009	8,074	3,072	2,194	268.0%	162.8%
Net operating profit before loan losses	701,631	333,064	351,659	323,243	3.0%	(5.3)%
Provision for loan losses	(251,652)	(119,459)	(78,575)	(90,372)	32.2%	52.0%
Net operating profit	449,979	213,605	273,084	232,871	(8.3)%	(21.8)%
Personnel salaries and expenses	(159,176)	(75,561)	(78,395)	(73,884)	2.3%	(3.6)%
Administrative expenses	(97,015)	(46,053)	(45,115)	(41,041)	12.2%	2.1%
Depreciation and amortization	(29,600)	(14,051)	(14,198)	(13,354)	5.2%	(1.0)%
Impairment	0	0	(34)	(77)	—%	—%
Operating expenses	(285,791)	(135,665)	(137,742)	(128,356)	5.7%	(1.5)%
Other operating expenses	(27,403)	(13,008)	(15,464)	(12,156)	7.0%	(15.9)%
Total operating expenses	(313,194)	(148,673)	(153,206)	(140,512)	5.8%	(3.0)%
Operating income	136,785	64,932	119,878	92,359	(29.7)%	(45.8)%
Income from investments in other companies	301	143	660	546	(73.8)%	(78.3)%
		0	0	0
Income before taxes	137,087	65,075	120,538	92,905	(30.0)%	(46.0)%
Income tax expense	(25,861)	(12,276)	(14,027)	(16,629)	(26.2)%	(12.5)%
Net income from ordinary activities	111,226	52,799	106,511	76,276	(30.8)%	(50.4)%
Net income discontinued operations	-	-	-	-	—%	—%
Net income attributable to:
Minority interest	4,710	2,236	816	1,123	99.1%	174.0%
Net income attributable to shareholders	106,516	50,563	105,695	75,153	(32.7)%	(52.2)%

Figures in US$ have been translated at the exchange rate of Ch$474.70

Investor Relations Department	22
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Sep-11	Dec-11	Mar-12	Jun-12	Sep-12
(Ch$ millions)
Loans
Consumer loans	2,925,659	2,943,846	2,963,104	2,987,880	3,039,998
Residential mortgage loans	5,016,420	5,115,663	5,162,473	5,221,914	5,208,217
Commercial loans	9,738,277	9,287,585	9,666,504	10,164,678	10,254,959
Total loans	17,680,356	17,347,094	17,792,081	18,374,472	18,503,174
Allowance for loan losses	(520,566)	(523,687)	(522,728)	(518,331)	(552,138)
Total loans, net of allowances	17,159,790	16,823,407	17,269,353	17,856,141	17,951,034

Loans by segment
Individuals	9,187,526	9,289,345	9,376,934	9,534,018	9,613,857
SMEs	2,522,698	2,560,736	2,604,565	2,658,077	2,745,928
Total retail lending	11,710,224	11,850,081	11,981,499	12,192,095	12,359,785
Institutional lending	351,644	355,199	347,818	366,862	355,119
Middle-Market & Real estate	3,731,980	3,650,709	3,692,576	3,848,479	3,918,324
Corporate	1,905,005	1,494,752	1,881,429	2,006,270	1,874,749

Customer funds
Demand deposits	4,496,757	4,413,815	4,566,890	4,624,570	4,601,160
Time deposits	9,395,246	8,921,114	8,825,599	9,913,093	9,487,610
Total deposits	13,892,003	13,334,929	13,392,489	14,537,663	14,088,770
Mutual funds (Off balance sheet)	2,852,379	2,941,773	2,995,292	2,944,482	3,080,130
Total customer funds	16,744,382	16,276,702	16,387,781	17,482,145	17,168,900
Loans / Deposits1	94.8%	95.4%	98.4%	96.5%	98.7%

Average balances
Avg. interest earning assets	20,068,323	19,836,214	20,119,312	20,362,279	20,410,407
Avg. loans	17,460,992	17,494,801	17,537,743	18,127,164	18,546,119
Avg. assets	24,961,680	25,245,472	24,918,317	24,957,219	25,106,995
Avg. demand deposits	4,372,511	4,374,397	4,527,917	4,749,885	4,598,283
Avg equity	1,901,447	1,964,850	2,035,332	2,014,260	2,042,929
Avg. free funds	6,273,958	6,339,246	6,563,249	6,764,145	6,641,212

Capitalization
Risk weighted assets	18,954,147	18,243,142	18,509,191	19,572,225	19,479,092
Tier I (Shareholders' equity)	1,927,498	2,001,222	2,065,994	2,028,612	2,058,231
Tier II	715,184	686,171	673,110	659,788	642,650
Regulatory capital	2,642,682	2,687,393	2,739,104	2,688,401	2,700,881
Tier I ratio	10.2%	11.0%	11.2%	10.4%	10.6%
BIS ratio	13.9%	14.7%	14.8%	13.7%	13.9%

Profitability & Efficiency
Net interest margin	4.6%	5.3%	5.3%	5.0%	4.7%
Efficiency ratio	41.3%	38.5%	36.8%	41.0%	42.4%
Avg. Free funds / interest earning assets	31.3%	32.0%	32.6%	33.2%	32.5%
Return on avg. equity	15.8%	20.8%	23.3%	21.0%	9.9%
Return on avg. assets	1.2%	1.6%	1.9%	1.7%	0.8%

Investor Relations Department	23
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

	Sep-11	Dec-11	Mar-12	Jun-12	Sep-12
Asset quality
Non-performing loans (NPLs)2	496,786	511,357	519,283	529,869	561,730
Past due loans3	223,948	237,573	255,417	284,716	301,250
Risk index4	520,566	523,687	522,728	518,331	552,138
NPLs / total loans	2.81%	2.95%	2.92%	2.88%	3.04%
PDL / total loans	1.27%	1.37%	1.44%	1.55%	1.63%
Coverage of NPLs (Loan loss allowance / NPLs)	104.79%	102.41%	100.66%	97.82%	98.29%
Coverage of PDLs (Loan loss allowance / PDLs)	232.4%	220.4%	204.7%	182.1%	183.3%
Risk index (Loan loss allowances / Loans)	2.94%	3.02%	2.94%	2.82%	2.98%
Cost of credit (prov. expense / loans)	2.04%	2.00%	1.76%	1.71%	2.58%

Network
Branches	494	499	499	499	496
ATMs	1,892	1,920	1,949	1,966	1,966
Employees	11,706	11,566	11,572	11,621	11,692

Market information (period-end)
Net income per share (Ch$)	0.40	0.54	0.63	0.56	0.27
Net income per ADR (US$)	0.31	0.42	0.51	0.44	0.23
Stock price	37.5	37.4	40.5	37.3	33.55
ADR price	28.3	29.1	33.1	29.8	28.2
Market capitalization (US$mn)	13,328	13,728	15,613	14,053	13,285
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate5	0.56%	1.28%	1.07%	0.42%	-0.16%
Central Bank monetary policy reference rate (nominal)	5.25%	5.25%	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.63%	2.61%	2.45%	2.49%	2.42%
Avg. 10 year Central Bank yield (nominal)	5.64%	5.21%	5.40%	5.58%	5.31%
Observed Exchange rate (Ch$/US$) (period-end)	515.14	521.46	489.76	509.73	470.48

1 Ratio = Loans - marketable securities / Time deposits + demand deposits

2 Capital + future interest of all loans with one installment 90 days or more overdue.

3 Total installments plus lines of credit more than 90 days overdue

4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

5 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department	24
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

C0NTENIDO

Estados Financieros Intermedios Consolidados

ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADOS	3
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS	4
ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS INTEGRALES	5
ESTADOS INTERMEDIOS CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO	6
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO	7

Notas a los Estados Financieros Intermedios Consolidados

NOTA N°01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:	9
NOTA N°02 - CAMBIOS CONTABLES:	34
NOTA N°03 - HECHOS RELEVANTES:	35
NOTA N°04 - SEGMENTOS DE NEGOCIO:	37
NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:	43
NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:	44
NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:	45
NOTA N°08 - ADEUDADO POR BANCOS:	51
NOTA N°09 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:	52
NOTA N°10 - INSTRUMENTOS DE INVERSIÓN:	57
NOTA N°11 - INTANGIBLES:	58
NOTA N°12 - ACTIVO FIJO:	60
NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:	64
NOTA N°14 - OTROS ACTIVOS:	67
NOTA N°15 - DEPÓSITOS Y OTRAS CAPTACIONES:	68
NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:	69
NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS:	75
NOTA N°18 - OTROS PASIVOS:	77
NOTA N°19 - CONTINGENCIAS Y COMPROMISOS:	78
NOTA N°20 - PATRIMONIO:	80
NOTA N°21 - REQUERIMIENTOS DE CAPITAL (BASILEA):	83
NOTA N°22 - INTERES NO CONTROLADOR (MINORITARIOS):	85
NOTA N°23 - INTERESES Y REAJUSTES:	87
NOTA N°24 - COMISIONES:	90
NOTA N°25 - RESULTADOS DE OPERACIONES FINANCIERAS:	91
NOTA N°26 - RESULTADO NETO DE CAMBIO:	91
NOTA N°27 - PROVISIONES POR RIESGO DE CRÉDITO:	92
NOTA N°28 - REMUNERACIONES Y GASTOS DEL PERSONAL:	94
NOTA N°29 - GASTOS DE ADMINISTRACIÓN:	95
NOTA N°30 - DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS:	96
NOTA N°31 - OTROS INGRESOS Y GASTOS OPERACIONALES:	97
NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS:	99
NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:	104
NOTA N°34 - HECHOS POSTERIORES:	107

2

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADOS

Por los períodos terminados al

		Al 30 de Septiembre de	Al 31 de Diciembre de
		2012	2011
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	5	1.585.078	2.793.701
Operaciones con liquidación en curso	5	599.339	276.454
Instrumentos para negociación	6	207.608	409.763
Contratos de retrocompra y préstamos de valores		152.022	12.928
Contratos de derivados financieros	7	1.476.209	1.612.869
Adeudado por bancos	8	110.244	87.541
Créditos y cuentas por cobrar a clientes	9	17.951.036	16.823.407
Instrumentos de inversión disponibles para la venta	10	1.729.682	1.661.311
Instrumentos de inversión hasta el vencimiento	10	-	-
Inversiones en sociedades		8.636	8.728
Intangibles	11	75.098	80.739
Activo fijo	12	150.227	153.059
Impuestos corrientes	13	1.279	37.253
Impuestos diferidos	13	181.789	147.754
Otros activos	14	711.815	546.470
TOTAL ACTIVOS		24.940.062	24.651.977

PASIVOS
Depósitos y otras obligaciones a la vista	15	4.601.160	4.413.815
Operaciones con liquidación en curso	5	403.154	89.486
Contratos de retrocompra y préstamos de valores		118.845	544.381
Depósitos y otras captaciones a plazo	15	9.487.610	8.921.114
Contratos de derivados financieros	7	1.349.272	1.292.148
Obligaciones con bancos		1.476.424	1.920.092
Instrumentos de deuda emitidos	16	4.595.152	4.623.239
Otras obligaciones financieras	16	189.627	176.599
Impuestos corrientes	13	8.136	1.498
Impuestos diferidos	13	10.615	5.315
Provisiones		173.943	230.290
Otros pasivos	18	434.408	398.977

TOTAL PASIVOS		22.848.346	22.616.954

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		2.058.231	2.001.222
Capital		891.303	891.303
Reservas		976.561	51.539
Cuentas de valoración	20	(1.828)	2.832
Utilidades retenidas		192.195	1.055.548
Utilidades retenidas de ejercicios anteriores		-	750.989
Utilidad (pérdida) del ejercicio		274.565	435.084
Menos: Provisión para dividendos mínimos		(82.370)	(130.525)
Interés no controlador	22	33.485	33.801

TOTAL PATRIMONIO		2.091.716	2.035.023

TOTAL PASIVOS Y PATRIMONIO		24.940.062	24.651.977

3

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS

Por los períodos terminados al

		Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
		2012	2011	2012	2011
	NOTA	MM$	MM$	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	23	407.222	420.729	1.366.035	1.271.278
Gastos por intereses y reajustes	23	(168.491)	(188.672)	(606.292)	(563.124)

Ingreso neto por intereses y reajustes		238.731	232.057	759.743	708.154

Ingresos por comisiones	24	88.817	87.651	270.692	271.541
Gastos por comisiones	24	(21.780)	(21.660)	(66.957)	(62.111)

Ingreso neto de comisiones		67.037	65.991	203.735	209.430

Utilidad(pérdida) neta de operaciones financieras	25	(19.161)	102.133	(32.941)	153.535
Utilidad(pérdida) de cambio neta	26	38.383	(79.132)	97.106	(75.265)
Otros ingresos operacionales	31	8.074	2.194	15.128	8.053

Total Ingresos operacionales		333.064	323.243	1.042.771	1.003.907

Provisiones por riesgo de crédito	27	(119.459)	(90.372)	(276.315)	(195.920)

INGRESO OPERACIONAL NETO		213.605	232.871	766.456	807.987

Remuneraciones y gastos del personal	28	(75.561)	(73.884)	(223.416)	(207.380)
Gastos de administración	29	(46.053)	(41.041)	(135.252)	(122.078)
Depreciaciones y amortizaciones	30	(14.051)	(13.354)	(40.321)	(39.638)
Deterioro	12	-	(77)	(88)	(109)
Otros gastos operacionales	31	(13.008)	(12.156)	(44.837)	(41.569)

Total Gastos operacionales		(148.673)	(140.512)	(443.914)	(410.774)

RESULTADO OPERACIONAL		64.932	92.359	322.542	397.213

Resultado por inversiones en sociedades		143	546	1.250	1.673

Resultado antes de impuesto a la renta		65.075	92.905	323.792	398.886

Impuesto a la renta	13	(12.276)	(16.629)	(45.384)	(62.546)

UTILIDAD CONSOLIDADA DEL EJERCICIO		52.799	76.276	278.408	336.340

Atribuible a:
Tenedores patrimoniales del Banco		50.563	75.153	274.565	332.963
Interés no controlador	22	2.236	1.123	3.843	3.377

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica		0,268	0,399	1,457	1,767
Utilidad diluida		0,268	0,399	1,457	1,767

4

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADOS INTEGRALES

Por los períodos terminados al

		Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
		2012	2011	2012	2011
	NOTA	MM$	MM$	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		52.799	76.276	278.408	336.340

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	20	(4.869)	22.561	(7.049)	21.486
Coberturas de flujo de efectivo	20	(2.234)	(12.051)	1.374	(14.074)

Otros resultados integrales antes de impuesto a la renta		(7.103)	10.510	(5.675)	7.412

Impuesto a la renta relacionado con otros resultados integrales		1.307	(2.058)	1.070	(1.401)

Total de otros resultados integrales		(5.796)	8.452	(4.605)	6.011

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		47.003	84.728	273.803	342.351

Atribuible a :
Tenedores patrimoniales del Banco		44.789	83.577	269.905	338.736
Interés no controlador	22	2.214	1.151	3.898	3.615

5

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS INTERMEDIOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO

Por los períodos terminados al

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de Diciembre de 2010	891.303	53.763	(2.224)	(18.341)	11.958	1.203	560.128	477.155	(143.147)	1.831.798	31.809	1.863.607
Distribución resultado ejercicio anterior	-	-	-	-	-	-	477.155	(477.155)	-	-	-	-
Subtotales	891.303	53.763	(2.224)	(18.341)	11.958	1.203	1.037.283	-	(143.147)	1.831.798	31.809	1.863.607
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(286.294)	-	143.147	(143.147)	(3.122)	(146.269)
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(99.889)	(99.889)	-	(99.889)
Subtotales	-	-	-	-	-	-	(286.294)	-	43.258	(243.036)	(3.131)	(246.167)
Otros resultados integrales	-	-	-	21.197	(14.074)	(1.350)	-	-	-	5.773	238	6.011
Resultado del ejercicio	-	-	-	-	-	-	-	332.963	-	332.963	3.377	336.340
Subtotales	-	-	-	21.197	(14.074)	(1.350)	-	332.963	-	338.736	3.615	342.351
Saldos al 30 de Septiembre de 2011	891.303	53.763	(2.224)	2.856	(2.116)	(147)	750.989	332.963	(99.889)	1.927.498	32.293	1.959.791

Saldos al 31 de Diciembre de 2011	891.303	53.763	(2.224)	3.077	394	(639)	750.989	435.084	(130.525)	2.001.222	33.801	2.035.023
Distribución resultado ejercicio anterior	-	-	-	-	-	-	435.084	(435.084)	-	-	-	-
Subtotales	891.303	53.763	(2.224)	3.077	394	(639)	1.186.073	-	(130.525)	2.001.222	33.801	2.035.023
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(261.051)	-	130.525	(130.526)	(4.211)	(134.737)
Otros movimientos patrimoniales	-	925.022	-	-	-	-	(925.022)	-	-	-	(3)	(3)
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(82.370)	(82.370)	-	(82.370)
Subtotales	-	925.022	-	-	-	-	(1.186.073)	-	48.155	(212.896)	(4.214)	(217.110)
Otros resultados integrales	-	-	-	(7.118)	1.374	1.084	-	-	-	(4.660)	55	(4.605)
Resultado del ejercicio	-	-	-	-	-	-	-	274.565	-	274.565	3.843	278.408
Subtotales	-	-	-	(7.118)	1.374	1.084	-	274.565	-	269.905	3.898	273.803

Saldos al 30 de Septiembre de 2012	891.303	978.785	(2.224)	(4.041)	1.768	445	-	274.565	(82.370)	2.058.231	33.485	2.091.716

Período	Resultado atribuible a tenedores patrimoniales	Destinado a reservas o utilidades retenidas	Destinado a dividendos	Porcentaje distribuido	N° de acciones	Dividendo por acción (en pesos)
	MM$	MM$	MM$	%

Año 2011 (Junta Accionistas Abril 2012)	435.084	174.033	261.051	60	188.446.126.794	1,385

Año 2010 (Junta Accionistas Abril 2011)	477.155	190.861	286.294	60	188.446.126.794	1,519

6

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Por los períodos terminados al

		Al 30 de Septiembre de
		2012	2011
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		323.792	398.886
Cargos (abonos) a resultados que no significan movimiento de efectivo		(661.309)	(675.799)
Depreciaciones y amortizaciones	30	40.321	39.638
Deterioro de activo fijo	12	88	109
Provisiones por activos riesgosos	27	298.555	211.939
Provisión ajuste a valor de mercado de inversiones		(10.228)	(7.848)
(Utilidad) pérdida por inversiones en sociedades		(1.250)	(1.673)
(Utilidad) pérdida en venta de bienes recibidos en pago	31	(7.767)	(6.654)
Provisiones por bienes recibidos en pago	31	3.586	2.135
Utilidad en venta de participación en otras sociedades	31	(599)	-
(Utilidad) pérdida en venta de activos fijos	31	(6.208)	(830)
Castigo de bienes recibidos en pago	31	6.250	7.118
Ingresos netos por intereses	23	(759.743)	(708.154)
Ingresos netos comisiones	24	(203.735)	(209.430)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo		7.522	18.078
Cambios en los activos y pasivos por impuestos diferidos	13	(28.101)	(20.227)
Aumento/disminución de activos y pasivos de operación		(530.443)	903.088
Disminución (aumento) de créditos y cuentas por cobrar a clientes		(955.220)	(1.892.335)
Disminución (aumento) de inversiones financieras		133.784	(801.170)
Disminución (aumento) por contratos de retrocompra (activos)		(139.094)	158.828
Disminución (aumento) de adeudados por bancos		(22.702)	(18.222)
Disminución de bienes recibidos o adjudicados en pago		33.443	33.020
Aumento de acreedores en cuentas corrientes		65.944	44.856
Aumento (disminución) de depósitos y otras captaciones a plazo		421.846	2.133.646
Aumento (disminución) de obligaciones con bancos del país		-	-
Aumento de otras obligaciones a la vista o a plazo		121.431	162.403
Aumento (disminución) de obligaciones con bancos del exterior		(443.304)	441.478
Disminución de obligaciones con el Banco Central de Chile		(364)	(397)
Aumento (disminución) por contratos de retrocompra (pasivos)		(425.536)	(67.682)
Aumento (disminución) de otros pasivos de corto plazo		13.028	(690)
Aumento neto de otros activos y pasivos		(345.644)	(315.359)
Emisión de letras de crédito		-	-
Rescate de letras de crédito		(39.587)	(42.129)
Emisión de bonos corrientes		581.088	489.133
Rescate de bonos corrientes y pago de intereses		(446.516)	(278.094)
Intereses y reajustes percibidos		1.382.224	1.277.893
Intereses y reajustes pagados		(624.425)	(569.670)
Dividendos recibidos de inversiones en sociedades		810	696
Comisiones percibidas	24	270.692	271.541
Comisiones pagadas	24	(66.957)	(62.112)
Impuesto a la renta	13	(45.384)	(62.546)
Total flujos originados por actividades operacionales		(867.960)	626.175

7

BANCO SANTANDER CHILE Y AFILIADAS

ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

Por los períodos terminados al

		Al 30 de Septiembre de
		2012	2011
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	12	(17.474)	(13.261)
Enajenaciones de activos fijos	12	5.152	167
Adquisiciones de inversiones en sociedades		(61)	-
Enajenaciones de inversiones en sociedades		401	5.705
Adquisiciones de activos intangibles	11	(19.452)	(24.118)
Total flujos originados por actividades de inversión		(31.434)	(31.507)

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		(286.089)	(198.515)
Aumento de otras obligaciones		116	-
Emisión de bonos subordinados		-	114.978
Rescate de bonos subordinados y pago de intereses		(25.155)	(27.199)
Dividendos pagados		(261.050)	(286.294)
Originados por actividades de financiamiento de los intereses no controlador		(4.211)	(3.122)
Aumento de capital		-	-
Dividendos y/o retiros pagados		(4.211)	(3.122)
Total flujos originados por actividades de financiamiento		(290.300)	(201.637)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO		(1.189.694)	393.031

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO		(9.712)	(66.149)

F – SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE		2.980.669	1.836.441

SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	5	1.781.263	2.163.323

	Al 30 de Septiembre de
	2012	2011
Conciliación de provisiones para Estado Intermedio Consolidado de Flujo de Efectivo	MM$	MM$

Provisiones por riesgo crédito para Estado Intermedio de Flujo de Efectivo	298.555	211.939
Recuperación de créditos castigados	(22.240)	(16.019)
Gasto por provisiones por riesgo crédito	276.315	195.920

8

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 - PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:

Información Corporativa

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140 Santiago, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Con fecha 18 de Julio de 2002 se celebró la Junta Extraordinaria de Accionistas de Banco Santiago, cuya acta se redujo a escritura pública con fecha 19 de Julio de 2002, en la Notaría de Santiago de doña Nancy de la Fuente Hernández, en la cual se acordó la fusión de Banco Santander Chile con Banco Santiago, mediante la incorporación del primero a este último, adquiriendo éste los activos y pasivos de aquel, y se acordó además la disolución anticipada de Banco Santander Chile y el cambio de nombre de Banco Santiago a Banco Santander Chile. Dicho cambio fue autorizado por Resolución N°79 de la Superintendencia de Bancos e Instituciones Financieras, dictada con fecha 26 de Julio del 2002, publicada en el Diario Oficial el día 01 de Agosto de 2002 e inscrita a fojas 19.992 número 16.346 del año 2002 en el Registro de Comercio del Conservador de Bienes Raíces de Santiago.

Además de las reformas a los estatutos anteriormente enunciados, estos han sido modificados en diversas oportunidades, siendo la última modificación la acordada en Junta Extraordinaria de Accionistas celebrada el 24 de Abril de 2007, cuya acta se redujo a escritura pública el 24 de Mayo de 2007 en la Notaría de Nancy de la Fuente Hernández. Esta reforma se aprobó por Resolución N°61 del 6 de Junio de 2007 de la Superintendencia de Bancos e Instituciones Financieras. Un extracto de ella y de la resolución se publicaron en el Diario Oficial del 23 de Junio de 2007 y se inscribieron en el Registro de Comercio de 2007 a fojas 24.064 número 17.563 del citado Conservador.

Por medio de esta última reforma Banco Santander Chile, de acuerdo con sus estatutos y a lo aprobado por la Superintendencia de Bancos e Instituciones Financieras, también podrá usar los nombres Banco Santander Santiago o Santander Santiago o Banco Santander o Santander.

Banco Santander España controla a Banco Santander Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 30 de Septiembre de 2012, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda.. Esto otorga a Banco Santander España el control sobre el 67,18% de las acciones del Banco.

a)	Bases de preparación

Los presentes Estados Financieros Intermedios Consolidados han sido preparados de acuerdo al Compendio de Normas Contables e instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con los estándares internacionales de contabilidad e información financiera (IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables e instrucciones) primarán estos últimos.

Las notas a los Estados Financieros Intermedios Consolidados contienen información adicional a la presentada en los Estados Intermedios de Situación Financiera Consolidados, en los Estados Intermedios Consolidados de Resultados, Estados Intermedios Consolidados de Resultados Integrales, Estado Intermedios Consolidados de Cambios en el Patrimonio y en los Estados Intermedios Consolidados de Flujos de Efectivo. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b)	Bases de preparación de los Estados Financieros Intermedios Consolidados

Los Estados Financieros Intermedios Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las diversas sociedades que participan en la consolidación al 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración, aplicados por el Banco, de acuerdo a las normas establecidas por el Compendio de Normas Contables e instrucciones emitidas por la SBIF.

Entidades controladas (subsidiarias)

Se consideran “controladas” aquellas sociedades sobre las que el Banco tiene capacidad para ejercer control, capacidad que se manifiesta, en general, aunque no únicamente por la propiedad, directa o indirecta, de al menos el 50% de los derechos sociales de las entidades participadas, aún siendo inferior o nulo este porcentaje si, como consecuencia de acuerdos con accionistas de las mismas, se otorga al Banco dicho control. Se entiende por control el poder de influir significativamente sobre las políticas financieras y operativas de una entidad con el fin de obtener beneficios de sus actividades.

9

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los estados financieros de las sociedades dependientes son consolidados con los del Banco. De acuerdo a esto, todos los saldos y transacciones entre las sociedades consolidadas se eliminan a través del proceso de consolidación.

Adicionalmente, la participación de terceros en el patrimonio del Banco consolidado es presentada como “Interés no controlador” en el Estado Intermedio de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estados Intermedio Consolidados de Resultados.

La siguiente tabla muestra las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de consolidación:

	Porcentaje de participación
	Al 30 de Septiembre de			Al 31 de Diciembre de			Al 30 de Septiembre de
	2012			2011			2011
Subsidiarias	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %	Directo %	Indirecto %	Total %

Santander Corredora de Seguros Limitada	99,75	0,01	99,76	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos	99,96	0,02	99,98	99,96	0,02	99,98	99,96	0,02	99,98
Santander Agente de Valores Limitada	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	99,90	0,10	100,00	99,90	0,10	100,00	99,90	0,10	100,00

Entidades de Propósito Especial

De acuerdo a la normativa vigente, el Banco debe analizar constantemente su perímetro de consolidación, teniendo presente que el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Específicamente, según lo estipulado por la Norma Internacional de Contabilidad 27 “Estados Financieros Consolidados y Separados” (NIC 27) y el Standard Interpretation Committee 12 “Consolidación – Entidades de Propósito Especial” (SIC 12) emitidas por el IASB, el Banco debe evaluar la existencia de Entidades de Propósito Especial (EPE), las cuales deben ser incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

-	Las actividades de la EPE han sido dirigidas, en esencia, en nombre de la entidad que presenta los Estados Financieros Intermedios Consolidados y de acuerdo a sus necesidades específicas de negocio.
-	Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.
-	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la EPE o a sus activos, con el fin de obtener los beneficios de sus actividades.

Esta evaluación, está basada en métodos y procedimientos que tienen en consideración los riesgos y beneficios retenidos por el Banco, para lo cual se toman en consideración todos los elementos relevantes entre los que se encuentran las garantías otorgadas o las pérdidas asociadas al cobro de los correspondientes activos que retiene el Banco. Producto de esta evaluación, el Banco concluyó que ejercía control sobre las siguientes entidades, que por lo tanto forman parte del perímetro de consolidación:

-	Santander Gestión de Recaudación y Cobranza Limitada.
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada.
-	Fiscalex Limitada.
-	Multiservicios de Negocios Limitada.
-	Bansa Santander S.A.

Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

10

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

	Porcentaje de participación
	Al 30 de Septiembre de	Al 31 de Diciembre de	Al 30 de Septiembre de
	2012	2011	2011
Entidades asociadas	%	%	%
Redbanc S.A.	33,43	33,43	33,43
Transbank S.A.	25,00	32,71	32,71
Centro de Compensación Automatizado	33,33	33,33	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	29,28	29,28	29,28
Cámara Compensación de Alto Valor S.A.	14,44	12,65	12,65
Administrador Financiero del Transantiago S.A.	20,00	20,00	20,00
Sociedad Nexus S.A.	12,90	12,90	12,90

En el caso de Nexus S.A y Cámara Compensación de Alto Valor S.A. la administración posee un representante en el directorio de dichas sociedades, razón por la cual ha concluido que ejerce influencia significativa sobre las mismas.

Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuales el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)	Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Intermedio Consolidado de Resultados, y dentro del patrimonio en el Estado Intermedio de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades de Propósito Especial, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)	Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda de los umbrales cuantitativos fijados de un segmento

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

11

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.	Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.	El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Financieros Intermedios Consolidados.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)	Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)	Transacciones en moneda extranjera

El Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, mantenidos por el Banco y Filiales, son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 474,70 por US$ 1 al 30 de Septiembre de 2012 ($ 519,65 para Banco y $ 515,14 informado por el Banco Central de Chile para Filiales por cada USD). Al 31 de Diciembre de 2011 el tipo de cambio de mercado publicado por Reuters asciende a $ 520,35 para Banco y $521,46 informado por el Banco Central de Chile para Filiales.

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

g)	Definiciones y clasificaciones de instrumentos financieros

i.	Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

12

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii.	Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-	Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Intermedio Consolidado de Resultados”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otros Resultados Integrales en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otros Resultados Integrales son traspasados al Estado Intermedio Consolidado de Resultados bajo “Utilidad neta de operaciones financieras”.

-	Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-	Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco actúa como arrendador.

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los Estados Financieros Intermedios Consolidados, en las siguientes partidas:

-	Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-	Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, no se liquidan el mismo día y compra de divisas que aún no se reciben.

-	Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 7 de los Estados de Situación Financiera Consolidados.

-	Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

13

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-	Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-	Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-	Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-	Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los Estados Financieros Intermedios Consolidados, en las siguientes partidas:

-	Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores. De acuerdo con la normativa vigente, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos (esto es, en contra del Banco), sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 7.

-	Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes, colocados en el mercado local o en el exterior.

-	Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

Se entiende por “valor razonable” de un instrumento financiero, en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes, en condiciones de independencia mutua e informadas en la materia, que actuasen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado activo, transparente y profundo (“precio de cotización” o “precio de mercado”).

Cuando no existe precio de mercado para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos y, en su defecto, a modelos de valoración suficientemente contrastados por la comunidad financiera internacional, teniéndose en consideración las peculiaridades específicas del instrumento a valorar y, muy especialmente, los distintos tipos de riesgo que el instrumento lleva asociado.

Todos los derivados se registran en el Estado Intermedio de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados. El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Intermedio Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.	En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.	En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.	En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Intermedio Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el Estado Intermedio Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los ajustes por cambios en el valor razonable con origen en:

-	Los “Instrumentos financieros disponibles para la venta” se registran en Otros Resultados Integrales bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-	Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado Intermedio Consolidado de Resultados.

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:

a.	De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en el tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);
b.	De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);
c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”).
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”)

3.	Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

o	En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta del Estado Intermedio Consolidado de Resultados.

b.	En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Intermedio Consolidado de Resultados, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Intermedio Consolidado de Resultados utilizando como contrapartida “Utilidad neta de operaciones financieras”.

c.	En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Cuentas de valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Intermedio Consolidado de Resultados, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.	Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Intermedio Consolidado de Resultados, en “Utilidad neta de operaciones financieras”.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y perdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Intermedio Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Intermedio Consolidado de Resultados.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado Intermedio de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.	Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado Intermedio de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

ii.	Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado Intermedio de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

1.	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
2.	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.	Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido – caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes -, se distingue entre:

1.	Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado Intermedio de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.
2.	Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado Intermediode Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Intermedio Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado Intermedio de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de estos (Nota 23). Estos intereses son reconocidos como ingresos, cuando son efectivamente recaudados.

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Intermedio Consolidado de Resultados utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son percibidos o pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Intermedios Consolidado de Resultados a lo largo de la vida del préstamo. En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Intermedio Consolidado de Resultados la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)	Deterioro

i.	Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido. En el caso de los activos financieros registrados al costo amortizado y para los disponibles para la venta que son títulos de venta, el reverso es reconocido en el resultado. En el caso de los activos financieros que son títulos de renta variable, el reverso es reconocido directamente en patrimonio.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que no exceda al monto acumulado de perdidas por deterioro registradas.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

A estos efectos, el costo de adquisición de los activos adjudicados se asimila al importe neto de los activos financieros entregados a cambio de su adjudicación.

El Banco y sus subsidiarias eligieron valorizar ciertos bienes del activo fijo a la fecha de transición a NIIF tanto por su valor razonable como al monto revaluado existente bajo la antigua normativa, y usar dichos valores como costo atribuido en dicha fecha de acuerdo con NIIF 1 párrafos D5 y D6. Por lo tanto, la corrección monetaria aplicada hasta el 31 de Diciembre de 2007 no fue reversada.

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta Octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Intermedio Consolidado de Resultados de ejercicios futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los importes que recibirán del arrendatario más el valor residual garantizado, habitualmente el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado Intermedio de Situación Financiera Consolidado.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado Intermedio de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Intermedio Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Intermedio Consolidado de Resultados de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el rubro “Otros gastos operacionales” en el Estado Intermedio Consolidado de Resultados.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Intermedio Consolidado de Resultados como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros. La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada, la cual se ha definido en 36 meses.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.	Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.
ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos y cuentas por cobrar a clientes de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobado por el Comité de Directores.

El Banco ha construido modelos para la determinación de provisiones por riesgo de crédito apropiados de acuerdo al tipo de cartera u operaciones, para lo cual, los créditos y cuentas por cobrar a clientes se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

A continuación se describen los modelos utilizados en la determinación de las provisiones por riesgo de crédito:

I.	Provisiones para las evaluaciones individuales de las colocaciones comerciales

La evaluación individual de los deudores es necearía de acuerdo a lo establecido por la SBIF cuando se trate de empresas que por su tamaño, complejidad o nivel de exposición con la entidad, sea necesario conocerlas y analizarlas en detalle.

El Banco para efectos de constituir sus provisiones asigna una categoría de riesgo para cada deudor y sus respectivos préstamos y créditos contingentes, previa asignación a una de las categorías de cartera: Normal, Subestándar e Incumplimiento. Los factores de riesgo utilizados en la asignación son: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

Las categorías de cartera y sus definiciones son las siguientes:

i.	Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.	Cartera Subéstandar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Formaran parte de esta cartera aquellos deudores que en el último tiempo han presentado morosidades superiores a 90 días. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.	Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Carteras en Cumplimiento Normal y Subestándar

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
Cartera Normal	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
	B1	15,00	92,5	13,87500
Cartera Subestándar	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

El Banco para determinar el monto de provisiones, primeramente determina la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías, a dicha exposición se le aplica los porcentajes de perdida respectivos.

La fórmula establecida para este cálculo es la siguiente:

Provisióndeudor = (EAP –EA)x(PIdeudor/100)x(PDIdeudor/100) + EA x(PIaval/100)x(PDIaval/100)

Dónde:

EAP = Exposición afecta a provisiones

EA = Exposición avalada

EAP = (Prestamos + Créditos Contingentes) – Garantías financieras o reales

Sin perjuicio de lo anterior, el Banco mantiene un porcentaje de provisión mínimo de 0,5% sobre las colocaciones y créditos contingentes de la cartera normal, el cual se contabiliza como “ajuste a provisión mínima” dentro del rubro Provisiones por Contingencias del pasivo.

Cartera en Incumplimiento

Para efectos de constituir las provisiones sobre la cartera en incumplimiento, primeramente se determina una tasa de pérdida esperada, deduciendo los montos susceptibles de recuperar vía ejecución de garantías y el valor presente de las recuperaciones obtenidas a través de acciones de cobranza neto de gastos asociados.

Una vez determinado el rango de pérdida esperada, se aplica el porcentaje de provisión respectivo sobre el monto exposición que comprende los préstamos mas los créditos contingentes del mismo deudor.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los porcentajes de provisión que son aplicados sobre la exposición son los siguientes:

Clasificación	Rango de pérdida estimada	Provisión
C1	Hasta 3%	2%
C2	Más de 3% hasta 20%	10%
C3	Más de 20% hasta 30%	25%
C4	Más de 30% hasta 50%	40%
C5	Más de 50% hasta 80%	65%
C6	Más de 80%	90%

La fórmula establecida para este cálculo es la siguiente:

Tasa de Pérdida Esperada = (E-R)/E

Provisión = Ex(PP/100)

Dónde:

E = Monto de la Exposición

R = Monto Recuperable

PP = Porcentaje de provisión

II.	Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la determinación de pérdida de los créditos, mediante la clasificación de la cartera de colocaciones usando un modelo basado en las características de los deudores, su historial de pago y sus préstamos pendientes. Deudores y colocaciones con similares características pueden ser agrupados y a cada grupo se le asignará un nivel de riesgo.

Las evaluaciones grupales de que se trata requieren de la conformación de grupos de créditos con características homogéneas en cuanto a tipo de deudores y condiciones pactadas, a fin de establecer, mediante estimaciones técnicamente fundamentadas y siguiendo criterios prudenciales, tanto el comportamiento de pago del grupo de que se trate como de las recuperaciones de sus créditos deteriorados y, consecuentemente, constituir las provisiones necesarias para cubrir el riesgo de la cartera.

Banco Santander Chile, utiliza metodologías de provisiones para la cartera definida como Grupal, donde incluye créditos comerciales para deudores no evaluados individualmente, créditos para vivienda y consumo (incluyendo cuotas, tarjetas y líneas). El modelo utilizado aplica tasas de pérdidas históricas por segmento y perfil de riesgo sobre los créditos y cuentas por cobrar a clientes correspondientes a cada cartera para su respectiva constitución de provisiones.

Provisiones de colocaciones para créditos de consumo

El modelo de provisiones de la cartera de consumo segmenta la cartera en cuatro grupos, constituyendo un modelo para cada uno de ellos:

•	Clientes normales nuevos
•	Clientes normales antiguos
•	Clientes renegociados nuevos
•	Clientes renegociados antiguos

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Cada modelo es segmentado por perfil de riesgo, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada. El método de perfilamiento se establece en base a un método de construcción estadístico, estableciendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días. Posteriormente se establecen perfiles comunes relacionados a un orden lógico y con tasas de pérdidas diferenciadas.

Las tasas de pérdidas se definen a través de la metodología “Vintage de Castigos Netos” (castigos netos de recuperos); es decir, se establece el período donde se maximiza o estabiliza las pérdidas de las distintas “camadas” por cada uno de los modelos. Una vez obtenido el período de estabilización, se aplica a cada perfil de cada modelo para obtener la tasa de castigo asociada a dicho período.

Provisión de colocación para vivienda y comerciales

Las provisiones de colocaciones para vivienda están directamente relacionadas con la madurez de las colocaciones.

En el caso de los modelos vivienda y comerciales, se utilizan segmentos de negocio, perfiles de riesgo y tramos de morosidad, constituyendo una matriz donde se alojan las tasas de pérdidas para cada combinación de segmento, perfil, y morosidad. Las tasas de pérdidas se elaboran a través de mediciones históricas y estimaciones estadísticas dependiendo del segmento y de la cartera o producto.

III.	Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico específico.

Estas provisiones de acuerdo a lo establecido en el número 10 del Capítulo B-1 del Compendio de Normas Contables de la SBIF, se informarán en el pasivo al igual que las provisiones sobre créditos contingentes.

IV.	Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aun cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado Intermedio de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo. Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Intermedio Consolidado de Resultados como Recuperaciones de créditos castigados.

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

V.	Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado Intermedio Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado Intermedio de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación presente (legal o constructiva) como resultado de hechos pasados y,

ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

i.	Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.	Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.	Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.	Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

27

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios. La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado Intermedio Consolidado de Resultados. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos. Las revisiones de las estimaciones contables son reconocidas en el período en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 7, 8, 9 y 30)
-	La vida útil de los activos materiales e intangibles (Notas 11, 12 y 30)
-	El valor razonable de activos y pasivos (Notas 6, 7, 10 y 33)
-	Contingencias y compromisos (Nota 19)
-	Impuestos corrientes e impuestos diferidos (Nota 13)

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011 el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente) menos sus respectivos costos de ventas.

A lo menos una vez al año, el Banco realiza los análisis necesarios para actualizar su determinación del costo de venta de este tipo de activos. Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011 el costo de venta (costo para mantenerlo y enajenarlo) promedio estimado utilizado es de un 5,2% sobre el valor de tasación. Al 30 de Septiembre de 2011, el costo de venta promedio utilizado fue de 5,5% ..

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación. En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los propietariosdel Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011 el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado Intermedio de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado Intermedio de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Intermedio Consolidado de Resultados.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

x)	Provisión dividendos mínimos

Al 30 de Septiembre de 2011 y 2010 y al 31 de Diciembre de 2011, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado Consolidado de Cambios en el Patrimonio.

Beneficios al Personal

i.	Retribuciones post – empleo – Plan de beneficio definido:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el banco tiene asumido el compromiso de complementar las prestaciones de los sistemas públicos que correspondan a determinados empleados y a sus derecho habientes en los casos de jubilación, incapacidad permanente o fallecimiento, las remuneraciones e indemnizaciones pendientes de pago, aportaciones a sistemas de previsión para los empleados prejubilados y las atenciones sociales post-empleo.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Grupo Santander Chile son:

a.	Orientado a los Directivos del Grupo.
b.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
c.	El Banco tomará un seguro (fondo de ahorro) a su nombre, por el cual deberá realizar periódicamente el pago de la respectiva prima (aporte).
d.	El Banco será el responsable de otorgar los beneficios en forma directa.

El Banco registra en la línea de “Provisiones por otros beneficios al personal” del pasivo del Estado Intermedio de Situación Financiera Consolidado (o en el activo, en el rubro “Otros activos”, dependiendo del signo de la diferencia) el valor presente de los compromisos post-empleo de prestación definida, netos del valor razonable de los “activos del plan” y de las ganancias y/o pérdidas actuariales netas acumuladas no registradas, puestas de manifiesto en la valoración de estos compromisos que son diferidas en virtud del tratamiento de la denominada “banda de fluctuación”, y del “costo por los servicios pasados” cuyo registro se difiere en el tiempo, según se explica a continuación.

Se consideran “activos del plan” aquellos con los cuales se liquidarán directamente las obligaciones y reúnen las siguientes condiciones:

-	No son propiedad de las entidades consolidadas, sino de un tercero separado legalmente y sin el carácter de parte vinculada al Banco.
-	Sólo están disponibles para pagar o financiar retribuciones post-empleo y no pueden retornar a las entidades consolidadas, salvo cuando los activos que quedan en dicho plan son suficientes para cumplir todas las obligaciones del plan o de la entidad relacionadas con las prestaciones de los empleados actuales o pasados o para rembolsar las prestaciones de los empleados ya pagadas por el Banco.

Se consideran “ganancias y pérdidas actuariales” las que procedan de las diferencias entre hipótesis actuariales previas y la realidad y de cambios en las hipótesis actuariales utilizadas. El Banco aplica, por planes, el criterio de la “banda de fluctuación”, por lo que registra en el Estado Consolidado de Resultados la cuantía que resulta al dividir entre cinco el importe neto de las ganancias y/o pérdidas actuariales acumuladas no reconocidas al inicio de cada ejercicio que exceda el 10% del valor presente de las obligaciones o el 10% del valor razonable de los activos al inicio del ejercicio, el mayor de los dos.

El “costo de los servicios pasados” - que tiene su origen en modificaciones introducidas en las retribuciones post-empleo ya existentes o en la introducción de nuevas prestaciones - se reconoce en el Estado Intermedio Consolidado de Resultados, linealmente, a lo largo del período comprendido entre el momento en el que surgen los nuevos compromisos y la fecha en la que el empleado tenga el derecho irrevocable a recibir las nuevas prestaciones.

Las retribuciones post-empleo se reconocen en el Estado Intermedio Consolidado de Resultados de la siguiente forma:

-	El costo de los servicios del período corriente, entendido como el incremento del valor presente de las obligaciones que se origina como consecuencia de los servicios prestados en el ejercicio por los empleados en el rubro “Remuneraciones y gastos del personal”.
-	El costo por intereses, entendido como el incremento producido en el ejercicio del valor presente de las obligaciones como consecuencia del paso del tiempo. Cuando las obligaciones se presentan en el pasivo del Estado Intermedio de Situación Financiera Consolidado netas de los activos afectos al plan, el costo de los pasivos que se reconocen en el Estado Intermedio Consolidado de Resultados corresponden exclusivamente a las obligaciones registradas en el pasivo.
-	El rendimiento esperado de los activos del plan y las pérdidas y ganancias en su valor, menos cualquier costo originado por su administración y los impuestos que les afecten.
-	Las pérdidas y ganancias actuariales calculadas utilizando la “banda de fluctuación” y del costo de los servicios pasados no reconocidos, son registrados en el Estado Intermedio Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”

30

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

ii.	Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii.	Beneficios basados en instrumentos de capital:

La entrega a los ejecutivos del Banco y sus afiliadas de instrumentos de capital como contraprestación a sus servicios, cuando dichos instrumentos se entregan una vez terminado un período específico de servicios, se reconoce como un gasto en el Estado Intermedio Consolidado de Resultados en el rubro “Remuneraciones y gastos del personal”, a medida que los ejecutivos prestan sus servicios durante dicho período.

Estos beneficios no generan efectos dilusivos, ya que están basados en acciones de Banco Santander S.A. (matriz de Banco Santander Chile, radicada en España).

z)	Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board:

A la fecha de emisión de los presentes Estados Intermedios de Situación Financiera Consolidados los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1)	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 30 de Septiembre de 2012 no existen nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras.

2)	Normas Contables emitidas por el International Accounting Standards Board

Mejoras Anuales a Normas Internacionales de Información Financiera – El 17 de Mayo de 2012, el IASB emitió “Mejoras Anuales a las NIIF: Ciclo 2009-2011”, incorporando enmiendas a 5 cuerpos normativos. Estas enmiendas son efectivas para periodos anuales que comienzan en o después del 1 de Enero de 2013, con aplicación anticipada permitida. La Administración del Banco se encuentra evaluando el potencial impacto que estas mejoras tendrán en los estados financieros consolidados del Banco.

Enmiendas a NIIF 10, NIIF 11 y NIIF 12 – El 28 de Junio de 2012, el IASB emitió “Consolidación de Estados Financieros, Acuerdos Conjuntos e Información a Revelar sobre participación en Otras Entidades: Guías de Transición”, estas enmiendas están destinadas a aliviar los requerimientos de transición establecidos en  NIIF 10, NIIF 11 y NIIF 12, limitando la información requerida por NIC 8, párrafo 28 (f) al periodo contable inmediatamente anterior y los ajustes a la información comparativa. . Estas enmiendas son efectivas para periodos anuales que comienzan en o después del 1 de Enero de 2013, con aplicación anticipada permitida. La Administración del Banco se encuentra evaluando el potencial impacto que estas enmiendas tendrán en los estados financieros consolidados del Banco.

Enmienda a NIC 12, Impuesto a las ganancias – El 20 de Diciembre de 2010, el IASB publicó Impuestos diferidos: Recuperación del Activo Subyacente – Modificaciones a NIC 12. Las modificaciones establecen una exención al principio general de IAS 12 de que la medición de activos y pasivos por impuestos diferidos deberán reflejar las consecuencias tributarias que seguirían de la manera en la cual la entidad espera recuperar el valor libros de un activo. Específicamente la exención aplica a los activos y pasivos por impuestos diferidos que se originan en propiedades de inversión medidas usando el modelo del valor razonable de NIC 40 y en propiedades de inversión adquiridas en una combinación de negocios, si ésta es posteriormente medida usando el modelo del valor razonable de NIC 40. La modificación introduce una presunción de que el valor corriente de la propiedad de inversión será recuperada al momento de su venta, excepto cuando la propiedad de inversión es depreciable y es mantenida dentro de un modelo de negocios cuyo objetivo es consumir sustancialmente todos los beneficios económicos a lo largo del tiempo, en lugar de a través de la venta. Estas modificaciones deberán ser aplicadas retrospectivamente exigiendo una reemisión retrospectiva de todos los activos y pasivos por impuestos diferidos dentro del alcance de esta modificación, incluyendo aquellos que hubiesen sido reconocidos inicialmente en una combinación de negocios. La fecha de aplicación obligatoria de estas modificaciones es para períodos anuales que comienzan en o después del 01 de Enero de 2012. Se permite la aplicación anticipada. La implantación de esta enmienda no tuvo un impacto significativo en los estados financieros consolidados del Banco.

Enmienda a NIIF 1, Adopción por Primera Vez de las Normas Internacionales de Información Financiera – El 20 de Diciembre de 2010, el IASB publicó ciertas modificaciones a NIIF 1, específicamente:

(i) Eliminación de Fechas Fijadas para Adoptadores por Primera vez - Estas modificaciones entregan una ayuda para adoptadores por primera vez de las NIIF al reemplazar la fecha de aplicación prospectiva del desreconicimiento de activos y pasivos financieros ’el ‘01 de Enero de 2004’ con ‘la fecha de transición a NIIF’ de esta manera los adoptadores por primera vez de NIIF no tienen que aplicar los requerimientos de desreconocimiento de NIC 39 retrospectivamente a una fecha anterior; y libera a los adoptadores por primera vez de recalcular las pérdidas y ganancias del ‘día 1’ sobre transacciones que ocurrieron antes de la fecha de transición a NIIF.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

(ii) Hiperinflación Severa – Estas modificaciones proporcionan guías para la entidades que emergen de una hiperinflación severa, permitiéndoles en la fecha de transición de las entidades medir todos los activos y pasivos mantenidos antes de la fecha de normalización de la moneda funcional a valor razonable en la fecha de transición a NIIF y utilizar ese valor razonable como el costo atribuido para esos activos y pasivos en el estado de situación financiera de apertura bajo NIIF. Las entidades que usen esta exención deberán describir las circunstancias de cómo, y por qué, su moneda funcional se vio sujeta a hiperinflación severa y las circunstancias que llevaron a que esas condiciones terminaran.

Estas modificaciones fueron obligatorias para períodos anuales que comenzaron en o después del 01 de Julio de 2011, aplicación anticipada fue permitida. La implantación de esta enmienda no tuvo un impacto significativo en los estados financieros consolidados del Banco.

Enmienda a NIIF 7, Instrumentos Financieros: Revelaciones – El 07 de Octubre de 2010, el International Accounting Standards Board (IASB) emitió Revelaciones – Transferencias de Activos Financieros (Modificaciones a NIIF 7 Instrumentos Financieros – Revelaciones) el cual incrementa los requerimientos de revelación para transacciones que involucran la transferencia de activos financieros. Estas modificaciones están dirigidas a proporcionar una mayor transparencia sobre la exposición al riesgo de transacciones donde un activo financiero es transferido pero el cedente retiene cierto nivel de exposición continua (referida como ‘involucramiento continuo’) en el activo. Las modificaciones también requiere revelar cuando las transferencias de activos financieros no han sido distribuidas uniformemente durante el período (es decir, cuando las transferencias ocurren cerca del cierre del período de reporte). Estas modificaciones son efectivas para períodos anuales que comienzan en o después del 01 de Julio de 2011.

Está permitida la aplicación anticipada de estas modificaciones. Las revelaciones no son requeridas para ninguno de los períodos presentados que comiencen antes de la fecha inicial de aplicación de las modificaciones. La implantación de esta enmienda no tuvo un impacto significativo e los estados financieros consolidados del Banco.

ii.	Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia al 30 de Septiembre de 2012.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio al 30 de Septiembre de 2012. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1) Normas Contables y otras normas emitidas por la Superintendencia de Bancos e Instituciones Financieras

Circular N°3.532 – el 28 de Junio de 2012, la SBIF emitió circula que otorga en el futuro a los bancos la posibilidad de establecer las modalidades de cobro mas apropiadas a los segmentos respectivos en los cuales se ofrezcan cuentas vista y cuentas de ahorro a la vista. Estas modalidades incluirían cobro según número de operaciones, establecer límite anual para la suma de los cobros y operaciones en lo que resta del periodo anual luego de alcanzar límite quedaran libres de pago. El Banco se encuentra evaluando el impacto que esta norma tendría en los estados financieros del Banco.

Circular N°3.530 – el 21 de Junio de 2012, la SBIF emitió circular en conjunto con Superintendencia de Valores y Seguros (Norma de Carácter General N°330) que regula la contratación individual y colectiva de seguros asociados a créditos hipotecarios, condiciones mínimas que deberán contemplar las bases de licitación e información mínima que entidades crediticias, corredores de seguros y aseguradoras deberán proporcionar a deudores asegurados respecto a la cobertura y su operación. Esta normativa entrara en vigencia a partir del 1 de julio de 2012 para la contratación, renovación, novación, ETC. El Banco se encuentra evaluando el impacto que esta norma tendrá en los estados financieros del Banco.

2) Normas Contables emitidas por el International Accounting Standards Board

Enmiendas a NIIF 10, NIIF 11 y NIIF 12 – El 28 de Junio de 2012, el IASB emitió “Consolidación de Estados Financieros, Acuerdos Conjuntos e Información a Revelar sobre participación en Otras Entidades: Guías de Transición”, estas enmiendas están destinadas a aliviar los requerimientos de transición establecidos en  NIIF 10, NIIF 11 y NIIF 12, limitando la información requerida por NIC 8, párrafo 28 (f) al periodo contable inmediatamente anterior y los ajustes a la información comparativa. . Estas enmiendas son efectivas para periodos anuales que comienzan en o después del 1 de Enero de 2013, con aplicación anticipada permitida. La Administración del Banco se encuentra evaluando el potencial impacto que estas enmiendas tendrán en los estados financieros consolidados del Banco.

Mejoras Anuales a Normas Internacionales de Información Financiera – El 17 de Mayo de 2012, el IASB emitió “Mejoras Anuales a las NIIF: Ciclo 2009-2011”, incorporando enmiendas a 5 cuerpos normativos. Estas enmiendas son efectivas para periodos anuales que comienzan en o después del 1 de Enero de 2013, con aplicación anticipada permitida. La Administración del Banco se encuentra evaluando el potencial impacto que estas mejoras tendrán en los estados financieros consolidados del Banco.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

NIIF 7, Instrumentos Financieros: Información a Revelar – El 16 de Diciembre de 2011 se emitió Modificación a IFRS 7 Compensación de Activos Financieros y Pasivos Financieros, con el objeto de modificar la información a revelar requerida para incluir información que permitirá a los usuarios de los estados financieros de una entidad evaluar el efecto o efecto potencial de los acuerdos de compensación, incluyendo los derechos de compensación asociados con los activos financieros reconocidos y pasivos financieros reconocidos de la entidad, sobre la situación financiera de la entidad. La fecha efectiva de aplicación es para periodos anuales que comiencen en o después del 01 de Enero de 2013 y periodos intermedios incluidos en esos periodos anuales. La información a proporcionar por estas modificaciones será retroactiva. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros consolidados del Banco.

NIC 32, Instrumentos Financieros: Presentación – El 16 de Diciembre de 2011 se emitió conjuntamente a la modificación de IFRS 7, la Modificación de IAS 32 Compensación de Activos Financieros y Pasivos Financieros, el cual clarifica aspectos relacionados a la diversidad de aplicación de los requerimientos de neteo, las principales áreas afectadas son: clarificación del significado de “actualmente tiene un derecho exigible legalmente a compensar los importes reconocidos”, clarificación del criterio “realizar el activo y liquidar el pasivo simultáneamente”, compensación de importes de garantía colateral y unidad de cuenta en la aplicación de los requerimientos de neteo. La fecha efectiva de aplicación es para períodos anuales que comiencen en o después del 01 de Enero de 2014 con aplicación anticipada permitida, revelando dicha opción. La información a proporcionar por estas modificaciones será retroactiva. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros consolidados del Banco

NIC 1, Presentación de Estados Financieros – El 16 de Junio de 2011 se modifica la presentación de Otros Resultados Integrales en dos aspectos significativos; 1) Establece que debe presentarse un único “estados de situación financiera y otros resultados integrales”, presentados en dos secciones, pero juntas. Si se decide a presentar un estado de situación separado de los otros resultados integrales, entonces el estado de situación debe preceder inmediatamente a los otros resultados integrales, 2) Otros resultados Integrales se clasificara y agrupara en función si los ítems podrían serán reclasificados a resultados y no. La fecha efectiva de aplicación es para periodos anuales que comiencen en o después del 01 de Julio de 2012, con aplicación anticipada permitida. La Administración estimada que esta modificación no afectara significativamente los estados financieros consolidados del Banco.

NIC 19, Beneficio a los Empleados – El 16 de Junio de 2011 se introdujeron las siguientes modificaciones a la normativa: 1) Elimina la blanda de fluctuación, reconociendo en resultados el costo del beneficio definido, los costos de servicios pasados, 2) Desagrega y reconoce el costo de beneficio definido, 3) Actualiza las revelaciones requeridas, entre otros. La fecha efectiva de aplicación es para periodos anuales que comienzan en o después del 01 de Enero de 2013, con aplicación anticipada permitida. La Administración se encuentra evaluando el potencial impacto que esta revisión de la norma tendrá en los estados financieros consolidados del Banco.

NIIF 10, Estados Financieros Consolidados – El 12 de Mayo de 2011 IASB emitió NIIF 10 Estados Financieros Consolidados, el cual reemplaza NIC 27 Estados Financieros Consolidados y Separados y SIC 12 Consolidación – Entidades de Propósitos Especiales. El objetivo de esta norma es proporcionar una base única de consolidación para todas las entidades, independiente de la naturaleza de la inversión, la cual se basa en el control. La definición de control incluye tres elementos: poder sobre la entidad, exposición o derechos a los retornos variables sobre la entidad y la habilidad de usar el poder sobre la entidad para afectar los retornos del inversor. NIIF 10 proporciona una guía detallada sobre como aplicar el principio de control en distintas situaciones, incluyendo relaciones de agencia y tenencia potencial de derechos de voto. Un inversor reevaluara si controla una entidad si existen cambios en los hechos y circunstancias. NIIF 10 reemplaza a NIC 27 en aquellas materias relacionadas a cuando y como un inversor debe preparar estados financieros consolidados y reemplaza SIC -12 completamente. La fecha efectiva es el 01 de Enero de 2013, con aplicación anticipada permitida bajo ciertas circunstancias. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros consolidados del Banco.

NIIF 11, Acuerdos Conjuntos – El 12 de Mayo de 2011 IASB emitió NIIF 11 Acuerdos Conjuntos el cual reemplaza NIC 31 Participación en Negocios Conjuntos y SIC 13 Entidades Controladas Conjuntamente – Aportaciones No Monetarias de los Participantes. NIIF 11 clasifica los acuerdos conjuntos como operaciones conjuntas (combinando los actuales conceptos de activos controlados conjuntamente y operaciones controladas conjuntamente) o negocios conjuntos (equivalente a los actuales conceptos de entidades controladas conjuntamente). Una operación conjunta es un acuerdo conjunto en donde las partes que tienen control conjunto tienen derechos sobre los activos y obligaciones por los pasivos. Un negocio conjunto es un acuerdo conjunto donde las partes que tiene control conjunto tienen derechos sobre los activos netos del acuerdo. NIIF11 requiere el uso del método de participación patrimonial para contabilizar la participación en un negocio conjunto, por lo tanto, elimina la proporción en la consolidación. La fecha efectiva de aplicación es el 01 de Enero de 2013, con aplicación anticipada permitida bajo ciertas circunstancias. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros consolidados del Banco.

NIIF 12, Revelaciones de Participaciones en Otras Entidades – El 12 de Mayo de 2011 IASB emitió NIIF 12 Revelaciones de Participaciones en Otras Sociedades el cual requiere extensas revelaciones relacionadas a la participación en subsidiarias, acuerdos conjuntos, asociadas y entidades estructuradas no consolidadas. NIIF 12 establece revelaciones objetivas y revelaciones mínimas específicas que una entidad debe proporcionar para cumplir con dichos objetivos. Una entidad deberá revelar información que ayude a los usuarios de sus estados financieros a evaluar la naturaleza y los riesgos asociados a la participación en otras entidades y los efectos de dichas participaciones en sus estados financieros. Los requerimientos de revelación son extensos y requieren esfuerzos significativos para recopilar la información necesaria. La fecha efectiva es el 01 de Enero de 2013, sin embargo, se permite la incorporación de cualquiera de estas nuevas revelaciones en los estados financieros antes de dicha fecha. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros consolidados del Banco.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 01 – PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

NIIF 13, Medición a Valor Razonable – El 12 de Mayo de 2011 IASB emitió NIIF 13 Medición a Valor Razonable, el cual establece una única fuente que sirve de guía para la medición a valor razonable bajo NIIF. Esta norma aplica tanto a partidas financieras como no financieras medidas a valor razonable. El Valor Razonable se define como “el precio que sería recibido por vender un activo o pagado para transferir un pasivo en una transacción ordenada entre participantes del mercado a la fecha de medición” (esto es, un precio de salida). NIIF 13 es efectivo para periodos anuales que comiencen en o después del 01 de Enero de 2013, con adopción temprana permitida, y aplica prospectivamente desde el comienzo del año en el cual es adoptado. La Administración se encuentra evaluando el potencial impacto que esta norma tendrá en los estados financieros del Banco.

NIC 27, Estados Financieros Separados (revisado en 2011) – El 12 de Mayo de 2011, NIC 27 Estados Financieros Consolidados y Separados ha sido corregido por la emisión de NIIF 10, pero conserva las guías para los estados financieros separados. La fecha efectiva es el 01 de Enero de 2013, con aplicación anticipada permitida, en la medida que nueva normativa sea aplicada. La Administración estima que esta norma no tendrá efectos significativos en los estados financieros del Banco, debido a que la modificación no altera el tratamiento contable dado a los estados financieros separados.

NIC 28, Inversiones en Asociadas y Negocios Conjuntos (revisado en 2011) – El 12 de Mayo de 2011, NIC 28 Inversiones en Asociadas ha sido corregido de conformidad a los cambios introducidos a través de la emisión de NIIF 10, NIIF 11 y NIIF 12. La fecha efectiva es el 01 de Enero de 2013, con aplicación anticipada permitida, en la medida que nueva normativa sea aplicada. La Administración se encuentra evaluando el potencial impacto que esta revisión de la norma tendrá en los estados financieros del Banco.

Enmiendas a NIIF 9, Instrumentos Financieros – El 28 de Octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros. La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en Noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también a replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde IAS 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

-	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y
-	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

La Administración del Banco, en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará está norma de forma anticipada, más aún ésta norma no será aplicada mientras la SBIF no lo disponga como estándares de uso obligatorio para todos los Bancos.

NIIF 9, Instrumentos Financieros – El 12 de Noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 01 de Enero de 2015, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. La Administración del Banco, en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará está norma de forma anticipada, más aún ésta norma no será aplicada mientras la SBIF no lo disponga como estándares de uso obligatorio para todos los Bancos.

NOTA N°02 – CAMBIOS CONTABLES:

No existen cambios contables a revelar al 30 de Septiembre de 2012.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°03 - HECHOS RELEVANTES:

Al 30 de Septiembre de 2012, se han registrado los siguientes hechos relevantes que han influido en las operaciones de Banco o en los estados financieros intermedios consolidados:

a)	Directorio

En Junta General Ordinaria de Accionistas celebrada el 24 de Abril de 2012 se reúnen bajo la Presidencia de don Mauricio Larraín Garcés (Presidente), Jesús María Zabalza Lotina (Primer Vicepresidente), Oscar von Chrismar Carvajal (Segundo Vicepresidente), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Director Suplente). Además, asisten el Gerente General don Claudio Melandri Hinojosa y el Gerente de Contabilidad don Felipe Contreras Fajardo.

En sesión extraordinaria de Directorio número 103 de fecha 24 de Mayo de 2012, presentó su renuncia al cargo de Director Suplente el señor Juan Manuel Hoyos Martínez de Irujo.

En sesión extraordinaria de Directorio número 436 de fecha 28 de Agosto de 2012, el señor Juan Pedro Santa María Pérez, asume el cargo de Director Suplente.

Destino de la Utilidad y Reparto de Dividendos

De acuerdo a la información presentada en la Junta anteriormente señalada, las utilidades líquidas del ejercicio correspondiente al año 2011 (que se denominan en los estados financieros “Utilidad atribuible a tenedores patrimoniales del Banco”), ascendieron a MM$ 435.084 se aprueba distribuir el 60% de dichas utilidades, la cual dividida por el número de acciones emitidas, corresponde a un dividendo de $ 1,385 por cada acción, el que se comenzó a pagar a partir del día 25 de Abril de 2012. Asimismo, se aprueba que el 40% restante de las utilidades sea destinado a incrementar el Patrimonio del Banco.

b)	Emisión de Bonos Bancarios año 2012

Durante el año 2012 el Banco emitió Bonos Corrientes por USD 1.085.990.000, UF 4.000.000 y CLP 25.000.000.000. El detalle de las colocaciones realizadas durante el año 2012 se incluyen en Nota 16.

b.1) Bonos Corrientes año 2012

Serie	Monto		Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono corriente DN	USD	250.000.000	2 años	Libor ( 3 meses) + 200 pb	14-02-2012	14-02-2014
Bono cero cupón	USD	85.990.000	1 año	Libor ( 3 meses) + 100 pb	29-08-2012	29-08-2013
Bono USD	USD	750.000.000	10 años	3,875 % anual simple	12-09-2012	20-09-2022
Total	USD	1.085.990.000
E6	UF	4.000.000	10 años	3,5 % anual simple	01-04-2012	01-04-2022
Total	UF	4.000.000
E7	CLP	25.000.000.000	5 años	6,75 % anual simple	30-07-2012	30-07-2017
Total	CLP	25.000.000.000

b.2) Bonos Subordinados año 2012

Durante el año 2012, el Banco no ha emitido bonos Subordinados.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°03 - HECHOS RELEVANTES, continuación:

c) Venta de Sucursales

Durante el tercer trimestre de 2012 el Banco vendió once sucursales. Ver detalle de estas transacciones en Nota 31.

d) Compra de Acciones

Durante el mes de Agosto de 2012, Banco Santander Chile adquiere 144 acciones de la Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A. por Banco Scotiabank Chile, aumentando su participación de un 12,65% a un 14,44%. El valor de compra de estas acciones fue por MM$61.

e) Venta de Acciones

Durante el mes de Julio de 2012, Banco Santander Chile vende 3.628.154 acciones de la sociedad de apoyo Transbank S.A., disminuyendo su participación de un 32,71 % a un 25%. El valor de venta de estas acciones fue por MM$ 1.000.

f) Cesión de Créditos Castigados

Durante el año 2012, Banco Santander Chile firmó acuerdos de cesión de créditos castigados con “Fondo de Inversiones Cantábrico”. Al 30 de Septiembre se han realizado las siguientes ventas de carteras que se detallan a continuación:

	Venta nominal de cartera		Venta nominal
Fecha del	Comercial	Consumo	de cartera	Precio de venta
contrato	MM$	MM$	MM$	MM$
24-01-2012	603	12.527	13.130	853
21-02-2012	411	12.946	13.357	868
20-03-2012	412	13.226	13.638	886
Total	1.426	38.699	40.125	2.607

g)	Cesión de Créditos Hipotecarios Vigentes

Durante el año 2012, Banco Santander Chile firma acuerdo de cesión de créditos vigentes con “Metlife Chile Seguros de Vida S.A.” al 30 de Septiembre se han realizado las siguientes ventas de carteras que se detallan a continuación:

Fecha del	Venta libro	Precio de Venta
contrato	MM$	MM$

19-01-2012	9.032	9.349
02-02-2012	7.849	8.250
13-08-2012	927	988
Total	17.808	18.587

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°04 - SEGMENTOS DE NEGOCIO:

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco. No obstante, la valorización y clasificación de los activos, pasivos y resultados de cada segmento considera los criterios contables señalados en Nota 01 d) de los estados financieros consolidados.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe

Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas

Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a MM$1.200. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Empresas

El segmento Empresas está compuesto por Banca Comercial y Banca Empresas, donde se encuentran como subsegmentos las empresas medianas, empresas del sector inmobiliario (Inmobiliaria) y Grandes Empresas:

a.	Empresas

Atiende a compañías con ventas anuales sobre los MM$ 1.200 y hasta MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

b.	Inmobiliaria

Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a MM$ 800 sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c.	Grandes Empresas

Considera compañías con ventas anuales sobre los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa

Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los MM$ 10.000. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería

La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a éstos.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra. Así, la presente revelación entrega información sobre como el Banco se gestiona al 30 de Septiembre de 2012. En cuanto a la información correspondiente al año anterior (2011), ésta ha sido preparada con los criterios vigentes al cierre de los presentes estados financieros con el objetivo de lograr la debida comparabilidad de cifras.

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los periodos terminados al 30 de Septiembre de 2012 y 2011 y además los saldos correspondientes a créditos y saldos de cuentas por cobrar a clientes al 30 de Septiembre de 2012 y 31 de Diciembre de 2011.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el trimestre terminado al 30 de Septiembre de 2012
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (1)	Provisiones	Gastos de apoyo (2)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	157.237	41.609	1.311	(90.779)	(88.837)	20.541
Santander Banefe	30.426	8.200	39	(17.404)	(17.218)	4.043
Banca Comercial	126.811	33.409	1.272	(73.375)	(71.619)	16.498
PYMEs	59.849	10.064	908	(21.599)	(18.346)	30.876
Institucionales	7.028	646	141	146	(3.132)	4.829

Empresas	36.978	6.442	2.702	(10.501)	(12.883)	22.738
Empresas	17.695	3.471	1.173	(8.771)	(6.511)	7.057
Grandes Empresas	13.908	2.200	1.476	(1.512)	(4.947)	11.125
Inmobiliaria	5.375	771	53	(218)	(1.425)	4.556
Banca Comercial	261.092	58.761	5.062	(122.733)	(123.198)	78.984

Global banking and markets	12.748	3.787	14.480	2.458	(8.528)	24.945
Corporativa	15.557	4.500	81	2.458	(3.796)	18.800
Tesorería	(2.809)	(713)	14.399	-	(4.732)	6.145
Otros	(35.109)	4.489	(320)	816	(3.939)	(34.063)

Totales	238.731	67.037	19.222	(119.459)	(135.665)	69.866

Otros ingresos operacionales						8.074
Otros gastos operacionales						(13.008)
Resultado por inversiones en sociedades						143
Impuesto a la renta						(12.276)
Utilidad (pérdida) consolidada del ejercicio						52.799

(1) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.

(2) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el trimestre terminado al 30 de Septiembre de 2011
	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (1)	Provisiones	Gastos de apoyo (2)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	128.536	43.639	1.258	(67.802)	(82.894)	22.737
Santander Banefe	31.084	10.512	9	(21.663)	(19.225)	717
Banca Comercial	97.452	33.127	1.249	(46.139)	(63.669)	22.020
PYMEs	81.974	9.314	2.446	(14.824)	(19.228)	59.682
Institucionales	8.849	323	244	(186)	(2.841)	6.389

Empresas	22.636	6.040	3.582	(8.118)	(9.994)	14.146
Empresas	10.390	3.214	1.795	(4.147)	(5.358)	5.894
Grandes Empresas	12.054	2.105	1.619	726	(3.477)	13.027
Inmobiliaria	192	721	168	(4.697)	(1.159)	(4.775)
Banca Comercial	241.995	59.316	7.530	(90.930)	(114.957)	102.954

Global banking and markets	17.908	4.013	22.111	45	(9.318)	34.759
Corporativa	23.742	5.551	935	48	(3.609)	26.667
Tesorería	(5.834)	(1.538)	21.176	(3)	(5.709)	8.092
Otros	(27.846)	2.662	(6.640)	513	(4.081)	(35.392)

Totales	232.057	65.991	23.001	(90.372)	(128.356)	102.321

Otros ingresos operacionales						2.194
Otros gastos operacionales						(12.156)
Resultado por inversiones en sociedades						546
Impuesto a la renta						(16.629)
Utilidad (pérdida) consolidada del ejercicio						76.276

(1) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.

(2) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Por el período de 09 meses terminado al 30 de Septiembre de 2012
	Crédito cuentas por cobrar clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	9.613.857	466.692	132.244	4.571	(208.729)	(258.380)	136.398
Santander Banefe	802.975	93.482	26.071	77	(57.330)	(51.121)	11.179
Banca Personas	8.810.882	373.210	106.173	4.494	(151.399)	(207.259)	125.219
PYMEs	2.745.928	172.954	29.757	3.784	(51.700)	(55.936)	98.859
Institucionales	355.119	22.221	1.859	499	(544)	(9.456)	14.579

Empresas	3.918.324	111.451	19.620	8.531	(17.851)	(36.169)	85.582
Empresas	1.604.211	53.187	10.422	3.940	(17.022)	(18.476)	32.051
Grandes Empresas	1.591.882	42.439	6.697	4.301	(1.928)	(13.616)	37.893
Inmobiliaria	722.231	15.825	2.501	290	(1.099)	(4.077)	15.638
Banca Comercial	16.633.228	773.318	183.480	17.385	(278.824)	(359.941)	335.418

Global banking and markets	1.874.749	40.675	11.237	50.322	2.458	(26.009)	78.682
Corporativa	1.874.749	47.946	13.694	445	2.458	(10.793)	53.750
Tesorería	-	(7.271)	(2.457)	49.877	-	(15.216)	24.933
Otros	105.508	(54.250)	9.019	(3.541)	51	(13.127)	(61.850)

Totales	18.613.485	759.743	203.735	64.165	(276.315)	(399.077)	352.251

Otros ingresos operacionales							15.128
Otros gastos operacionales							(44.837)
Resultado por inversiones en sociedades							1.250
Impuesto a la renta							(45.384)
Utilidad (pérdida) consolidada del ejercicio							278.408

(1) Corresponde a créditos y cuentas por cobrar a clientes mas adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.

(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.

(3) Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

41

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N° 04 - SEGMENTOS DE NEGOCIO, continuación:

	Al 31 de Diciembre de 2011	Por el período de 09 meses terminado al 30 de Septiembre de 2011
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto de comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	9.289.345	416.739	140.905	5.432	(156.561)	(237.911)	168.604
Santander Banefe	804.852	84.851	29.255	267	(52.375)	(52.227)	9.771
Banca Personas	8.484.493	331.888	111.650	5.165	(104.186)	(185.684)	158.833
PYMEs	2.560.736	149.164	28.702	7.611	(41.708)	(55.260)	88.509
Institucionales	355.199	19.531	1.382	677	134	(8.232)	13.492

Empresas	3.650.709	99.999	18.265	10.146	(5.771)	(30.039)	92.600
Empresas	1.583.895	46.370	9.542	5.308	(6.776)	(16.658)	37.786
Grandes Empresas	1.470.447	39.804	6.428	4.290	1.312	(10.059)	41.775
Inmobiliaria	596.367	13.825	2.295	548	(307)	(3.322)	13.039
Banca Comercial	15.855.989	685.433	189.254	23.866	(203.906)	(331.442)	363.205

Global banking and markets	1.494.752	35.369	17.689	54.711	7.407	(25.788)	89.388
Corporativa	1.479.838	47.046	17.989	1.182	7.410	(10.230)	63.397
Tesorería	14.914	(11.677)	(300)	53.529	(3)	(15.558)	25.991
Otros	84.041	(12.648)	2.487	(307)	579	(11.975)	(21.864)

Totales	17.434.782	708.154	209.430	78.270	(195.920)	(369.205)	430.729

Otros ingresos operacionales							8.053
Otros gastos operacionales							(41.569)
Resultado por inversiones en sociedades							1.673
Impuesto a la renta							(62.546)
Utilidad (pérdida) consolidada del ejercicio							336.340

(1) Corresponde a créditos y cuentas por cobrar a clientes mas adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.

(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad (pérdida) de cambio neta.

(3) Corresponde a la suma de gastos de administración más gastos de personal más amortizaciones y deterioro.

42

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°05 - EFECTIVO Y EQUIVALENTE DE EFECTIVO:

a)	El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo es el siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Efectivo y depósitos en bancos
Efectivo	438.728	369.585
Depósitos en el Banco Central de Chile	928.799	2.142.550
Depósitos bancos nacionales	994	465
Depósitos en el exterior	216.557	281.101
Subtotales efectivo y depósitos en bancos	1.585.078	2.793.701

Operaciones con liquidación en curso netas	196.185	186.968

Totales efectivo y equivalente de efectivo	1.781.263	2.980.669

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 horas hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	183.483	188.907
Fondos por recibir	415.856	87.547
Subtotales	599.339	276.454
Pasivos
Fondos por entregar	403.154	89.486
Subtotales	403.154	89.486

Operaciones con liquidación en curso netas	196.185	186.968

43

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°06 - INSTRUMENTOS PARA NEGOCIACIÓN:

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	176.040	311.503
Pagarés del Banco Central de Chile	7.407	60.233
Otros instrumentos del Estado y del Banco Central de Chile	21.328	15.789
Subtotales	204.775	387.525

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	798	-
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	-	-
Bonos de otras empresas del país	1.989	-
Otros instrumentos emitidos en el país	-	-
Subtotales	2.787	-

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	46	22.238
Fondos administrados por terceros	-	-
Subtotales	46	22.238

Totales	207.608	409.763

Al 30 de Septiembre de 2012 dentro del rubro“Instrumentos del Estado y del Banco Central de Chile” no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.( MM$ 27.017 al 31 de Diciembre de 2011).

Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011 bajo “Instrumentos de otras instituciones nacionales y extranjeras” no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

44

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES:

a)	El Banco al 30 de Septiembre de 2012 y 31 de Diciembre de 2011, mantiene la siguiente cartera de instrumentos derivados:

	Al 30 de Septiembre de 2012
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	357.930	467.203	513.915	1.339.048	17.317	3.071
Swaps de monedas y tasas	-	39.930	569.580	609.510	7.944	2.121
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	357.930	507.133	1.083.495	1.948.558	25.261	5.192

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	13.555	-	13.555	-	247
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	343.570	734.760	685.174	1.763.504	148	87.241
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	343.570	748.315	685.174	1.777.059	148	87.488

Derivados de negociación
Forwards de monedas	14.322.946	9.778.185	846.131	24.947.262	225.078	280.063
Swaps de tasas de interés	4.341.054	10.635.303	13.968.125	28.944.482	220.175	254.148
Swaps de monedas y tasas	1.184.573	2.980.160	11.488.948	15.653.681	1.003.463	719.521
Opciones call de monedas	307.534	14.617	-	322.151	499	1.849
Opciones call de tasas	2.447	6.147	15.490	24.084	1	47
Opciones put de monedas	296.497	237	-	296.734	1.168	849
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	211.909	-	-	211.909	416	115
Subtotales	20.666.960	23.414.649	26.318.694	70.400.303	1.450.800	1.256.592

Totales	21.368.460	24.670.097	28.087.363	74.125.920	1.476.209	1.349.272

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

	Al 31 de Diciembre de 2011
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	368.885	444.845	813.730	22.376	35
Swaps de monedas y tasas	30.989	-	277.469	308.458	20.499	869
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	30.989	368.885	722.314	1.122.188	42.875	904

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	284.875	1.234.882	394.050	1.913.807	94.562	713
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	284.875	1.234.882	394.050	1.913.807	94.562	713

Derivados de negociación
Forwards de monedas	14.305.612	8.473.390	604.935	23.383.937	264.712	216.978
Swaps de tasas de interés	5.527.118	11.459.132	13.716.043	30.702.293	265.482	302.292
Swaps de monedas y tasas	1.405.419	2.511.430	10.688.479	14.605.328	943.457	769.031
Opciones call de monedas	36.180	23.502	-	59.682	741	560
Opciones call de tasas	5.855	18.773	29.672	54.300	68	256
Opciones put de monedas	14.416	17.503	-	31.919	750	1.017
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	102.084	1.694	-	103.778	222	397
Subtotales	21.396.684	22.505.424	25.039.129	68.941.237	1.475.432	1.290.531

Totales	21.712.548	24.109.191	26.155.493	71.977.232	1.612.869	1.292.148

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable disminuyendo la duración y modificando la sensibilidad a los tramos más cortos de la curva.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, separado por plazo al vencimiento:

	Al 30 de Septiembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	10.206	-	-	-	10.206
Bonos subordinados	-	142.410	-	-	142.410
Créditos Corfo	-	25.000	-	-	25.000
Créditos interbancarios	-	-	-	-	-
Letras hipotecarias	-	-	-	4.077	4.077
Bonos corrientes o senior	332.290	237.350	4.518	479.926	1.054.084
Depósito a plazo	522.567	-	-	27.109	549.676
Bono Yankee	-	-	-	4.747	4.747
Bono FRN	-	-	59.176	99.182	158.358
Totales	865.063	404.760	63.694	615.041	1.948.558

Instrumento de cobertura
Cross currency swap	39.930	237.350	63.694	268.536	609.510
Interest rate swap	371.496	142.410	-	123.422	637.328
Call oney swap	453.637	25.000	-	223.083	701.720
Totales	865.063	404.760	63.694	615.041	1.948.558

	Al 31 de Diciembre de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Bonos corporativos	-	11.188	-	-	11.188
Bonos subordinados	-	158.124	-	-	158.124
Créditos Corfo	-	25.000	-		25.000
Créditos interbancarios	-	-	-	-	-
Letras hipotecarias	-	-	-	28.339	28.339
Bonos corrientes o senior	364.245	-	326.129	148.484	838.858
Depósito a plazo	35.629	25.050	-	-	60.679
Bono Yankee	-	-	-	-	-
Totales	399.874	219.362	326.129	176.823	1.122.188

Instrumento de cobertura
Cross currency swap	30.989	183.174	65.956	28.339	308.458
Interest rate swap	364.245	11.188	260.173	-	635.606
Call money swap	4.640	25.000	-	148.484	178.124
Totales	399.874	219.362	326.129	176.823	1.122.188

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Los flujos de efectivo sobre los cross currency swaps se encuentran igualados a los flujos de efectivo de las partidas cubiertas, y modifican flujos inciertos, por flujos conocidos derivados de un tipo de interés fijo.

A continuación se presentan los nominales de la partida cubierta para el 30 de Septiembre de 2012 y 31 de Diciembre de 2011, y el período donde se producirán los flujos:

	Al 30 de Septiembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	837.372	163.771	-	-	1.001.143
Bonos	135.546	135.546	-	28.265	299.357
Bonos FRN	23.735	265.168	92.424	-	381.327
Depósitos	50.450	-	-	-	50.450
DVP	44.782	-	-	-	44.782
Totales	1.091.885	564.485	92.424	28.265	1.777.059

Instrumento de cobertura
Cross currency swap	1.078.330	564.485	92.424	28.265	1.763.504
Forward	13.555	-	-	-	13.555
Totales	1.091.885	564.485	92.424	28.265	1.777.059

	Al 31 de Diciembre de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos interbancarios	1.142.238	147.329	-	-	1.289.567
Bonos	377.519	246.721	-	-	624.240
Bonos FRN	-	-	-	-	-
Depósitos	-	-	-	-	-
DVP	-	-	-	-	-
Totales	1.519.757	394.050	-	-	1.913.807

Instrumento de cobertura
Cross currency swap	1.519.757	394.050	-	-	1.913.807
Forward	-	-	-	-	-
Totales	1.519.757	394.050	-	-	1.913.807

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

	Al 31 de Septiembre de 2012
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(17.009)	(16.095)	(1.726)	-	(34.830)
Flujos netos	(17.009)	(16.095)	(1.726)	-	(34.830)

Instrumento de cobertura
Ingresos de flujo	17.009	16.095	1.726	-	34.830
Egresos de flujo	(36.113)	(34.530)	(2.584)	-	(73.227)
Flujos netos	(19.104)	(18.435)	(858)	-	(38.397)

	Al 31 de Diciembre de 2011
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(26.147)	(9.791)	-	-	(35.938)
Flujos netos	(26.147)	(9.791)	-	-	(35.938)

Instrumento de cobertura
Ingresos de flujo	26.147	9.791	-	-	35.938
Egresos de flujo	(44.257)	(13.692)	-	-	(57.949)
Flujos netos	(18.110)	(3.901)	-	-	(22.011)

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°07 - CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación:

c)	El resultado acumulado generado por aquellos derivados de flujos de efectivo cuyo efecto fue registrado en el Estado Consolidado de Cambios en el Patrimonio al 30 de Septiembre de 2012 y 2011, se presenta a continuación:

	Al 30 de Septiembre de
	2012	2011
	MM$	MM$

Bonos	(1.642)	465
Crédito	1.243	(2.581)
Depósito	100	-
Bono FRN	2.009	-
DVP	58	-
Flujos netos	1.768	(2.116)

Considerando que los flujos variables, tanto del elemento cubierto como del elemento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes de tasa se netean casi por completo. Al 30 de Septiembre de 2012 se llevó a resultados por ineficiencia MM$ (23).

Durante el período 2012 el Banco registró una cobertura de flujo futuro previsto, respecto de un crédito sindicado otorgado al Banco Santander Chile y estructurado por Standard Chartered Bank por MMUSD 175.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 30 de Septiembre de
	2012	2011
	MM$	MM$

Bonos	(777)	-
Crédito	1.067	287

Resultados netos por cobertura de flujos de efectivo	290	287

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 30 de Septiembre de 2012 y 2011, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°08 - ADEUDADO POR BANCOS:

a)	Al cierre de los estados financieros intermedios consolidados al 30 de Septiembre 2012 y 31 de Diciembre de 2011, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	44	647
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	-	(1)

Bancos del exterior
Préstamos a bancos del exterior	110.267	87.041
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(67)	(146)

Totales	110.244	87.541

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 30 de Septiembre de			Al 31 de Diciembre de
	2012			2011
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de	1	146	147	-	54	54
Castigos	-	-	-	-	-	-
Provisiones constituidas	-	277	277	406	194	600
Provisiones liberadas	(1)	(356)	(357)	(405)	(102)	(507)

Totales	-	67	67	1	146	147

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES:

a)	Créditos y cuentas por cobrar a clientes

Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones				Provisiones constituidas
	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
Al 30 de Septiembre de 2012	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.337.945	220.361	508.260	7.066.566	103.334	74.293	177.627	6.888.939
Créditos de comercio exterior	1.205.394	31.110	40.369	1.276.873	23.901	681	24.582	1.252.291
Deudores en cuentas corrientes	273.351	3.740	10.394	287.485	2.620	4.827	7.447	280.038
Operaciones de factoraje	258.954	4.069	4.345	267.368	3.499	989	4.488	262.880
Operaciones de leasing	1.148.890	69.766	41.865	1.260.521	14.268	5.943	20.211	1.240.310
Otros créditos y cuentas por cobrar	79.010	431	16.705	96.146	5.159	6.546	11.705	84.441
Subtotales	9.303.544	329.477	621.938	10.254.959	152.781	93.279	246.060	10.008.899

Colocaciones para vivienda
Préstamos con letras de crédito	93.505	-	3.519	97.024	-	580	580	96.444
Préstamos con mutuos hipotecarios endosables	45.477	-	2.376	47.853	-	387	387	47.466
Otros créditos con mutuos para vivienda	4.850.911	-	212.429	5.063.340	-	35.796	35.796	5.027.544
Operaciones de leasing	-	-	-	-	-	-	-	-
Subtotales	4.989.893	-	218.324	5.208.217	-	36.763	36.763	5.171.454

Colocaciones de consumo
Créditos de consumo en cuotas	1.483.479	-	364.285	1.847.764	-	222.150	222.150	1.625.614
Deudores por tarjetas de crédito	955.988	-	28.137	984.125	-	38.996	38.996	945.129
Contrato leasing consumo	3.413	-	157	3.570	-	149	149	3.421
Otros préstamos consumo	197.603	-	6.936	204.539	-	8.020	8.020	196.519
Subtotales	2.640.483	-	399.515	3.039.998	-	269.315	269.315	2.770.683

Totales	16.933.920	329.477	1.239.777	18.503.174	152.781	399.357	552.138	17.951.036

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

	Activos antes de provisiones				Provisiones constituidas
	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
Al 31 de Diciembre de 2011	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	5.903.830	170.829	527.713	6.602.372	97.127	81.802	178.929	6.423.443
Créditos de comercio exterior	971.662	31.818	38.544	1.042.024	30.654	1.059	31.713	1.010.311
Préstamos hipotecarios para fines generales	119.178	3.455	9.750	132.383	268	3.097	3.365	129.018
Operaciones de factoraje	181.104	5.452	2.074	188.630	3.131	822	3.953	184.677
Operaciones de leasing	1.139.799	57.023	40.853	1.237.675	15.310	6.167	21.477	1.216.198
Otros créditos y cuentas por cobrar	65.793	683	18.025	84.501	1.427	4.168	5.595	78.906
Subtotales	8.381.366	269.260	636.959	9.287.585	147.917	97.115	245.032	9.042.553

Colocaciones para vivienda
Préstamos con letras de crédito	109.790	-	4.068	113.858	-	707	707	113.151
Préstamos con mutuos hipotecarios endosables	68.844	-	3.034	71.878	-	1.241	1.241	70.637
Otros créditos con mutuos para vivienda	4.737.333	-	192.594	4.929.927	-	33.685	33.685	4.896.242
Operaciones de leasing	-	-	-		-	-	-	-
Subtotales	4.915.967	-	199.696	5.115.663	-	35.633	35.633	5.080.030

Colocaciones de consumo
Créditos de consumo en cuotas	1.425.369	-	383.225	1.808.594	-	193.874	193.874	1.614.720
Deudores por tarjetas de crédito	889.303	-	31.549	920.852	-	43.922	43.922	876.930
Contrato leasing consumo	3.551	-	176	3.727	-	109	109	3.618
Otros préstamos consumo	203.933	-	6.740	210.673	-	5.117	5.117	205.556
Subtotales	2.522.156	-	421.690	2.943.846	-	243.022	243.022	2.700.824

Totales	15.819.489	269.260	1.258.345	17.347.094	147.917	375.770	523.687	16.823.407

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

b)	Características de la cartera:

Al 30 de Septiembre de 2012 y 31 de Diciembre de 2011, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 30 de Septiembre de	Al 31 de Diciembre de	Al 30 de Septiembre de	Al 31 de Diciembre de	Al 30 de Septiembre de	Al 31 de Diciembre de	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011	2012	2011	2012	2011	2012	2011
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufacturas	968.546	834.011	-	-	968.546	834.011	5,20	4,78
Minería	330.545	266.442	-	-	330.545	266.442	1,78	1,53
Electricidad, gas y agua	310.304	221.039	-	-	310.304	221.039	1,67	1,27
Agricultura y ganadería	764.889	760.527	-	-	764.889	760.527	4,11	4,36
Forestal	120.591	89.353	-	-	120.591	89.353	0,65	0,51
Pesca	173.924	144.162	-	-	173.924	144.162	0,93	0,83
Transporte	496.496	473.414	-	-	496.496	473.414	2,67	2,72
Comunicaciones	169.437	252.528	-	-	169.437	252.528	0,91	1,45
Construcción	1.127.554	980.797	-	-	1.127.554	980.797	6,06	5,63
Comercio	2.287.395	1.916.400	110.267	87.041	2.397.662	2.003.441	12,88	11,49
Servicios	379.103	384.061	-	-	379.103	384.061	2,04	2,20
Otros	3.126.219	2.965.498	-	-	3.126.219	2.965.498	16,80	17,00

Subtotales	10.255.003	9.288.232	110.267	87.041	10.365.270	9.375.273	55,69	53,77

Colocaciones para la vivienda	5.208.217	5.115.663	-	-	5.208.217	5.115.663	27,98	29,35

Colocaciones de consumo	3.039.998	2.943.846	-	-	3.039.998	2.943.846	16,33	16,88

Totales	18.503.218	17.347.741	110.267	87.041	18.613.485	17.434.782	100,00	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de MM$ 44 al 30 de Septiembre de 2012 (MM$ 647 al 31 de Diciembre de 2011), ver Nota 8.

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de MM$ 110.267 al 30 de Septiembre de 2012 (MM$ 87.041 al 31 de Diciembre de 2011), ver Nota 8.

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NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

c)	Cartera deteriorada y vencida

i)	La cartera deteriorada segregada de colocaciones al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, es la siguiente:

	Al 30 de Septiembre de				Al 31 de Diciembre de
	2012				2011
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deterioro provisión individual	186.733	-	-	186.733	285.930	-	-	285.930
Cartera vencida	307.658	149.936	104.136	561.730	251.881	152.911	106.565	511.357
Resto deterioro	220.609	68.388	295.379	584.376	164.158	46.785	315.125	526.068
Totales	715.000	218.324	399.515	1.332.839	701.969	199.696	421.690	1.323.355

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, es la siguiente:

	Al 30 de Septiembre de				Al 31 de Diciembre de
	2012				2011
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	375.047	202.266	51.561	628.874	376.864	183.657	58.335	618.856
Deuda sin garantía	339.953	16.058	347.954	703.965	325.105	16.039	363.355	704.499
Totales	715.000	218.324	399.515	1.332.839	701.969	199.696	421.690	1.323.355

iii)	La cartera colocaciones con mora igual o mayor a 90 días, referidos al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, es la siguiente:

	Al 30 de Septiembre de				Al 31 de Diciembre de
	2012				2011
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	153.311	135.335	7.202	295.848	116.201	138.234	9.920	264.355
Deuda sin garantía	154.347	14.601	96.934	265.882	135.680	14.677	96.645	247.002
Totales	307.658	149.936	104.136	561.730	251.881	152.911	106.565	511.357

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°9 - CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación:

d)	Provisiones

El movimiento de las provisiones, durante los ejercicios 2012 y 2011 se resume como sigue:

	Al 30 de Septiembre de			Al 31 de Diciembre de
	2012			2011
	Provisiones individuales	Provisiones grupales	Total	Provisiones individuales	Provisiones grupales	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Saldos al 01 de Enero de	147.917	375.770	523.687	152.748	328.833	481.581

Castigos de cartera deteriorada:
Colocaciones comerciales	(22.877)	(47.079)	(69.956)	(23.200)	(67.175)	(90.375)
Colocaciones para vivienda	-	(10.080)	(10.080)	-	(12.776)	(12.776)
Colocaciones de consumo	-	(188.631)	(188.631)	-	(187.937)	(187.937)

Totales castigos	(22.877)	(245.790)	(268.667)	(23.200)	(267.888)	(291.088)

Provisiones constituidas	42.195	316.071	358.266	60.110	374.237	434.347
Provisiones liberadas	(14.454)	(46.694)	(61.148)	(41.741)	(59.412)	(101.153)

Saldos al 30 de Septiembre de	152.781	399.357	552.138	147.917	375.770	523.687

Además de las provisiones por riesgo de crédito, se mantienen provisiones por:

a)	Riesgo país para cubrir el riesgo asumido al mantener o comprometer recursos con algún país extranjero, esta provisiones se determinan sobre la base de las clasificaciones de los países efectuadas por el Banco, de acuerdo a las disposiciones establecidas en el Capítulo 7-13 de la Recopilación Actualizada de Normas. El saldo de provisiones constituidas al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011 alcanza a MM$ 211 y MM$ 19 respectivamente.

b)	De acuerdo a lo establecido por la Circular N°3.489 de la SBIF del 29 de Diciembre de 2009, el Banco ha determinado las provisiones asociadas a los saldos no utilizados de las líneas de crédito de libre disponibilidad. El saldo de provisiones constituidas al 30 de Septiembre de 2012 y 31 de Diciembre 2011 alcanza a MM$ 17.927 y MM$ 17.473 respectivamente.

e)	Provisiones constituidas

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011

Créditos a clientes	358.266	434.347
Créditos a bancos	277	600
Totales	358.543	434.947

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°10 - INSTRUMENTOS DE INVERSIÓN:

Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	625.954	570.573
Pagarés del Banco Central de Chile	236.106	563.114
Otros instrumentos del Estado y del Banco Central de Chile	255.433	173.839
Subtotales	1.117.493	1.307.526

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	557.620	275.022
Letras hipotecarias de bancos del país	38.436	66.806
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	313	319
Subtotales	596.369	342.147

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	15.820	11.638
Subtotales	15.820	11.638

Totales	1.729.682	1.661.311

Los instrumentos del Estado y del Banco Central incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de MM$ 56.965 y MM$ 144.034 al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, respectivamente.

Al 30 de Septiembre de 2012 los instrumentos disponibles para la venta incluyen pérdidas netas no realizadas por MM$ 4.006 reconocidas como “Ajuste de valoración” en patrimonio, distribuido entre un monto de MM$ 4.041 atribuible a tenedores patrimoniales del Banco y un monto de MM$ 35 atribuible a interés no controlador.

Al 31 de Diciembre de 2011 los instrumentos disponibles para la venta incluyen utilidades netas no realizadas por MM$ 3.043 reconocidas como “Ajuste de valoración” en patrimonio, distribuido entre un monto de MM$ 3.077 atribuible a tenedores patrimoniales del Banco y una pérdida por un monto de MM$ 34 atribuible a interés no controlador.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°11 - INTANGIBLES:

a)	La composición del rubro al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011 es la siguiente:

				Al 30 de Septiembre de 2012
	Años de	Años amortización	Saldo inicial 01 de Enero de 2012	Saldo bruto	Amortización acumulada	Saldo neto
	vida útil	remanente	MM$	MM$	MM$	MM$

Licencias	3	1,8	2.496	9.080	(6.780)	2.300
Desarrollo software (adquiridos)	3	1,9	78.243	202.590	(129.792)	72.798

Totales			80.739	211.670	(136.572)	75.098

				Al 31 de Diciembre de 2011
	Años de	Años amortización	Saldo inicial 01 de Enero de 2011	Saldo bruto	Amortización acumulada	Saldo neto
	vida útil	remanente	MM$	MM$	MM$	MM$

Licencias	3	2	2.108	8.085	(5.589)	2.496
Desarrollo software (adquiridos)	3	1,8	75.882	184.133	(105.890)	78.243

Totales			77.990	192.218	(111.479)	80.739

b)	El movimiento del rubro activos intangibles durante los ejercicios terminados al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, es el siguiente:

b.1) Saldo bruto

	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos brutos 2012
Saldos al 01 de Enero de 2012	8.085	184.133	192.218
Adquisiciones	995	18.457	19.452
Bajas	-	-	-
Otros	-	-	-

Saldos al 30 de Septiembre de 2012	9.080	202.590	211.670

Saldos brutos 2011
Saldos al 01 de Enero de 2011 (*)	6.229	150.090	156.319
Adquisiciones	1.856	32.195	34.051
Bajas	-	(409)	(409)
Otros	-	2.257	2.257

Saldos al 31 de Diciembre de 2011	8.085	184.133	192.218

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°11 - INTANGIBLES, continuación:

b.2) Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2012	(5.589)	(105.890)	(111.479)
Amortización del año	(1.191)	(23.902)	(25.093)
Otros cambios en el valor libro del período	-	-	-

Saldos al 30 de Septiembre de 2012	(6.780)	(129.792)	(136.572)

Saldos al 01 de Enero de 2011	(4.121)	(74.208)	(78.329)
Amortización del año	(1.468)	(31.625)	(33.093)
Otros cambios en el valor libro del ejercicio	-	(57)	(57)

Saldos al 31 de Diciembre de 2011	(5.589)	(105.890)	(111.479)

c)	El Banco no tiene ninguna restricción sobre los intangibles al 30 de Septiembre 2012 y 31 de diciembre 2011. Adicionalmente los intangibles no han sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°12 - ACTIVO FIJO:

a)	La composición de los rubros al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011 es la siguiente:

		Al 30 de Septiembre de 2012
	Saldo inicial 01 de Enero de 2012	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	118.491	157.062	(45.070)	111.992
Equipos	22.569	61.487	(34.888)	26.599
Cedidos en arrendamiento	4.071	4.477	(535)	3.942
Otros	7.928	26.497	(18.803)	7.694
Totales	153.059	249.523	(99.296)	150.227

		Al 31 de Diciembre de 2011
	Saldo inicial 01 de Enero de 2011	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$
Terrenos y construcciones	124.426	156.948	(38.457)	118.491
Equipos	20.346	51.780	(29.211)	22.569
Cedidos en arrendamiento	3.926	4.477	(406)	4.071
Otros	6.287	24.084	(16.156)	7.928
Totales	154.985	237.289	(84.230)	153.059

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°12 - ACTIVO FIJO, continuación:

b)	El movimiento del rubro activos fijos durante los ejercicios 2012 y 2011, es el siguiente:

b.1) Saldo bruto

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2012	MM$	MM$	MM$	MM$	MM$
Saldos al 01 de Enero de 2012	156.948	51.780	4.477	24.084	237.289
Adiciones	5.064	9.884	-	2.526	17.474
Retiros / bajas	(4.950)	(89)	-	(113)	(5.152)
Deterioro por siniestros	-	(88)	-	-	(88)
Traspasos (arriendos)	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 30 de Septiembre de 2012	157.062	61.487	4.477	26.497	249.523

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2011	MM$	MM$	MM$	MM$	MM$
Saldos al 01 de Enero de 2011	153.479	42.757	4.182	18.943	219.361
Adiciones	11.977	9.271	295	5.146	26.689
Retiros / bajas	(8.508)	(132)	-	(5)	(8.645)
Deterioro por siniestros	-	(116)	-	-	(116)
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de Diciembre de 2011	156.948	51.780	4.477	24.084	237.289

Banco Santander Chile ha debido reconocer en sus estados financieros intermedios consolidados al 30 de Septiembre de 2012 deterioro registrado por MM$ 88 correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a MM$ 241, las cuales se presentan dentro del rubro otros ingresos operacionales (Nota 31).

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°12 - ACTIVO FIJO, continuación:

b.2) Depreciación acumulada

	Terrenos y construcciones	Equipos	Sucursales en arriendo	Otros	Total
2012	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2012	(38.457)	(29.211)	(406)	(16.156)	(84.230)
Cargos por depreciación del ejercicio	(6.734)	(5.690)	(129)	(2.675)	(15.228)
Bajas y ventas del ejercicio	121	13	-	28	162
Otros	-	-	-	-	-
Saldos al 30 de Septiembre de 2012	(45.070)	(34.888)	(535)	(18.803)	(99.296)

	Terrenos y construcciones	Equipos	Sucursales tomadas en arriendo	Otros	Total
2011	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(29.053)	(22.411)	(256)	(12.656)	(64.376)
Cargos por depreciación del ejercicio	(9.861)	(6.845)	(150)	(3.517)	(20.373)
Bajas y ventas del ejercicio	419	45	-	17	481
Otros	38	-	-	-	38
Saldos al 31 de Diciembre de 2011	(38.457)	(29.211)	(406)	(16.156)	(84.230)

c)	Arrendamiento Operativo – Arrendador

Al 30 de Septiembre de 2012 y al 31 de Diciembre 2011, las rentas mínimas futuras a percibir por concepto de arriendos operativos no cancelables, son los siguientes:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Vence dentro de 1 año	1.187	1.151
Vence entre 1 y 2 años	731	1.165
Vence entre 2 y 3 años	568	605
Vence entre 3 y 4 años	302	582
Vence entre 4 y 5 años	264	293
Vence posterior a 5 años	2.190	2.337
Totales	5.242	6.133

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°12 - ACTIVO FIJO, continuación:

d)	Arrendamiento Operativo – Arrendatario

Ciertos muebles y equipos del banco están bajo arriendo operativo. Las rentas mínimas futuras a pagar por concepto de arriendos operativos no cancelables son los siguientes:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Vence dentro de 1 año	16.263	15.089
Vence entre 1 y 2 años	14.774	13.521
Vence entre 2 y 3 años	13.236	12.373
Vence entre 3 y 4 años	11.310	10.781
Vence entre 4 y 5 años	10.421	9.347
Vence posterior a 5 años	63.831	63.686
Totales	129.835	124.797

e)	Al 30 de Septiembre de 2012 y 2011 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

f)	El Banco no tiene ninguna restricción sobre los activo fijo al 30 de Septiembre 2012 y 31 de diciembre 2011. Adicionalmente el activo fijo no han sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las mismas fechas.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:

a)	Impuestos corrientes

El Banco al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(1.279)	(37.253)
Pasivos por impuestos corrientes	8.136	1.498

Totales impuestos por pagar (recuperar)	6.857	(35.755)

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 20% año 2012 (*) y 20% año 2011	83.142	101.853
Menos:
Pagos provisionales mensuales	(69.871)	(138.329)
Crédito por gastos por capacitación	(749)	(1.366)
Otros	(5.665)	2.087
Totales impuestos por pagar (recuperar)	6.857	(35.755)

(*) Ley 20.630 publicada en el Diario Oficial de 27 de Septiembre de 2012, establece aumentó del Impuesto de Primera Categoría de 18,5% a unl 20% en forma permanente, para las operaciones contabilizadas a contar del 01 de Enero de 2012.

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de Enero y el 30 de Septiembre de 2012 y 2011, se compone de los siguientes conceptos:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012 MM$	2011 MM$	2012 MM$	2011 MM$

Gastos por impuesto a la renta
Impuesto año corriente	50.709	29.679	60.502	70.157

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	(38.544)	(13.206)	(15.232)	(8.292)
Beneficio fiscal ejercicios anteriores	-	-	-	-
Subtotales	12.165	16.473	45.270	61.865
Impuesto por gastos rechazados artículo N°21	89	156	47	681

Otros	22	-	67	-
Cargos netos a resultados por impuesto a la renta	12.276	16.629	45.384	62.546

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 30 de Septiembre de 2012 y 2011.

	Al 30 de Septiembre de
	2012		2011
	Tasa de impuesto	Monto	Tasa de impuesto	Monto
	%	MM$	%	MM$

Utilidad antes de impuesto	20,00	64.758	20,00	79.777
Diferencias permanentes	(2,75)	(8.912)	(3,08)	(12.285)
Agregados o deducciones	-	-	-	-
Impuesto único (gastos rechazados)	0,01	47	0,17	681
Efecto cambio de tasa de impuesto	(3,25)	(10.509)	(1,41)	(5.627)
Otros	-		-	-

Tasa efectiva y gasto por impuesto a la renta	14,01	45.384	15,68	62.546

La Ley 20.455 de 2010, modificó la tasa de impuesto de primera categoría que se aplicará a las empresas por las utilidades que obtengan en los años 2011 y 2012, dejándolas en 20% y 18,5%, respectivamente. Por lo anterior, en el 2011 se reconoció un ingreso de MM$ 11.501, correspondiente al ajuste de las diferencias temporales existentes que se reversarán en esos años, como así también la Ley 20.630 publicada en el Diario Oficial de 27 de Septiembre de 2012, aumentó el Impuesto de Primera Categoría del actual 18,5% al 20% en forma permanente, para las operaciones contabilizadas a contar del 01 de Enero de 2012.

d)	Efecto de impuestos diferidos otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos comprendidos entre el 01 de Enero de 2012 y el 30 de Septiembre de 2012 y el 01 de Enero de 2011 y el 30 de Septiembre de 2011:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	792	143
Cobertura de flujo de efectivo	488	-
Totales activos por impuestos diferidos con efecto en patrimonio	1.280	143

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	-	(705)
Cobertura de flujo de efectivo	(842)	(72)
Totales pasivos por impuestos diferidos con efecto en patrimonio	(842)	(777)

Saldos netos impuestos diferidos en patrimonio	438	(634)

Impuestos diferidos en patrimonio de cargo de tenedores	445	(639)
Impuestos diferidos en patrimonio de cargo de interés no controlador	(7)	5

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°13 - IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

e)	Efecto de impuestos diferidos en resultado

Al 30 de Septiembre de 2012 y 31 de Diciembre de 2011, el Banco ha registrado en sus estados financieros intermedios consolidados los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$
Activos por impuestos diferidos
Intereses y reajustes	16.295	1.936
Castigo extraordinario	10.568	7.028
Bienes recibidos en pago	1.226	1.322
Ajustes tipo de cambio	1.982	1.890
Valoración activo fijo	3.880	5.906
Provisión colocaciones	88.554	77.199
Provisión por gastos	16.902	15.961
Derivados	89	27
Bienes en leasing	35.060	31.244
Pérdida tributaria de afiliadas	5.190	4.229
Otros	763	869
Totales activos por impuestos diferidos	180.509	147.611

Pasivos por impuestos diferidos
Valoración inversiones y derivados	(6.790)	(2.301)
Depreciaciones	(154)	(178)
Gastos anticipados	(2.646)	(1.303)
Otros	(183)	(756)
Totales pasivos por impuestos diferidos	(9.773)	(4.538)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	1.280	143
Con efecto en resultados	180.509	147.611
Totales activos por impuestos diferidos	181.789	147.754

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(842)	(777)
Con efecto en resultados	(9.773)	(4.538)
Totales pasivos por impuestos diferidos	(10.615)	(5.315)

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NOTA N°14 - OTROS ACTIVOS:

La composición del rubro otros activos, es la siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Activos para leasing (*)	30.668	105.150

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	14.420	11.428
Bienes adjudicados en remate judicial	8.918	10.226
Provisiones por bienes recibidos en pago o adjudicados	(3.454)	(2.227)
Subtotales	19.884	19.427

Otros activos
Depósitos de dinero en garantía	306.168	149.583
IVA crédito fiscal	7.446	8.953
Impuesto a la renta por recuperar	28.657	6.849
Gastos pagados por anticipado	57.832	70.927
Bienes recuperados de leasing para la venta	4.430	2.693
Activos por planes de pensiones	2.688	3.348
Cuentas y documentos por cobrar	95.923	64.667
Documentos por cobrar por intermediación corredora y operaciones simultáneas	100.484	66.406
Otros activos	57.635	48.467
Subtotales	661.263	421.893

Totales	711.815	546.470

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)	Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,58% (0,81% al 31 de Diciembre de 2011) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial y su valor neto de realización, el cual corresponde a su valor razonable( valor tasación liquidez) menos su respectivo costo de venta.

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NOTA N°15- DEPÓSITOS Y OTRAS CAPTACIONES:

Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	3.609.690	3.543.776
Otros depósitos y cuentas a la vista	436.835	350.519
Otras obligaciones a la vista	554.635	519.520

Totales	4.601.160	4.413.815

Depósitos y otras captaciones a plazo
Depósitos a plazo	9.382.918	8.816.766
Cuentas de ahorro a plazo	103.138	102.831
Otros saldos acreedores a plazo	1.554	1.517

Totales	9.487.610	8.921.114

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES:

Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, la composición del rubro es la siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Otras obligaciones financieras
Obligaciones con el sector público	98.524	100.299
Otras obligaciones en el país	75.602	75.260
Obligaciones con el exterior	15.501	1.040
Subtotales	189.627	176.599
Instrumentos de deuda emitidos
Letras de crédito	134.879	160.243
Bonos corrientes	3.735.698	3.601.125
Bonos subordinados	724.575	861.871
Subtotales	4.595.152	4.623.239

Totales	4.784.779	4.799.838

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 30 de Septiembre de 2012
	Largo plazo MM$	Corto plazo MM$	Total MM$

Letras hipotecarias	6.928	127.951	134.879
Bonos corrientes	1.102.010	2.633.688	3.735.698
Bonos subordinados	4.521	720.054	724.575
Instrumentos de deuda emitidos	1.113.459	3.481.693	4.595.152

Otras obligaciones financieras	71.272	118.355	189.627

Totales	1.184.731	3.600.048	4.784.779

	Al 31 de Diciembre de 2011
	Largo plazo MM$	Corto plazo MM$	Total MM$

Letras hipotecarias	7.707	152.536	160.243
Bonos corrientes	749.340	2.851.785	3.601.125
Bonos subordinados	136.842	725.029	861.871
Instrumentos de deuda emitidos	893.889	3.729.350	4.623.239

Otras obligaciones financieras	56.078	120.521	176.599

Totales	949.967	3.849.871	4.799.838

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

a)	Letras hipotecarias

Estos bonos son usados para financiar préstamos hipotecarios. Los principales montos de estos, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Los bonos están indexados a la UF y devengan una tasa de interés anual de 5,7% a Septiembre de 2012 (5,7% a Diciembre de 2011).

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Vence dentro de 1 año	6.928	7.707
Vence entre 1 y 2 años	8.102	7.535
Vence entre 2 y 3 años	14.605	10.333
Vence entre 3 y 4 años	12.823	21.122
Vence entre 4 y 5 años	11.336	14.010
Vence posterior a 5 años	81.085	99.536
Totales letras hipotecarias	134.879	160.243

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Bonos Santander en UF	1.992.734	2.001.713
Bonos Santander en US $	1.364.883	1.268.763
Bonos Santander en CHF$	87.897	119.394
Bonos Santander en $	290.184	211.255
Totales bonos corrientes	3.735.698	3.601.125

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°16 – INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

Durante el año 2012, el Banco ha colocado bonos por UF 588.000, USD 1.085.990.000 y CLP 54.730.000.000, según el siguiente detalle:

Fecha de Colocación	Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión	Fecha de Vencimiento
05-04-2012	FD	UF 2.000
	Total UF Serie FD	UF 2.000	5 años	Al vencimiento (bullet)	01-09-2010	UF 3.500.000	01-09-2015
06-02-2012	E1	UF 300.000
	Total UF Serie E1	UF 300.000	5 años	3,50 % anual simple	01-02-2011	UF 4.000.000	01-02-2016
07-06-2012	E3	UF 6.000
	Total UF Serie E3	UF 6.000	8,5 años	3,50 % anual simple	01-01-2011	UF 4.000.000	01-07-2019
15-06-2012	E6	UF 120.000
15-06-2012	E6	UF 160.000
	Total UF Serie E6	UF 280.000	10 años	3,50 % anual simple	01-04-2012	UF 4.000.000	01-04-2022

	Total UF	UF 588.000
27-08-2012	E4	CLP 50.000.000
07-09-2012	E4	CLP 2.000.000.000
12-09-2012	E4	CLP 1.000.000.000
25-09-2012	E4	CLP 1.500.000.000
26-09-2012	E4	CLP 550.000.000
	Total CLP Serie E4	CLP 5.100.000.000	4 años	6,75 % anual simple	01-06-2011	CLP 50.000.000.000	01-06-2016
30-08-2012	E5	CLP 630.000.000
07-09-2012	E5	CLP 24.370.000.000
	Total CLP Serie E5	CLP 25.000.000.000	9 años	6,30 % anual simple	01-12-2011	CLP 25.000.000.000	01-12-2022
12-09-2012	E7	CLP 630.000.000
13-09-2012	E7	CLP 24.000.000.000
	Total CLP Serie E7	CLP 24.630.000.000	5 años	6,75 % anual simple	30-07-2012	CLP 25.000.000.000	30-07-2017

	Total CLP	CLP 54.730.000.000
14-02-2012	Bono corriente DN	USD 250.000.000
	Total Bono corriente DN	USD 250.000.000	2 años	Libor ( 3 meses) + 200 pb	14-02-2012	USD 250.000.000	14-02-2014
29-08-2012	Bono cero cupón	USD 85.990.000
	Total Serie bono USD	USD 85.990.000	1 año	Libor ( 3 meses) + 100 pb	29-08-2012	USD 85.990.000	29-08-2013
20-09-2012	Bono USD	USD 750.000.000
	Total Serie bono USD	USD 750.000.000	10 años	3,875 % anual simple	12-09-2012	USD 750.000.000	20-09-2022

	Total USD	USD 1.085.990.000

Durante el primer semestre del año 2012, el banco emitió un bono por USD 250.000.000 con fecha 14 de Febrero.

Durante el primer semestre del año 2012, el banco emitió un bono por UF. 4.000.000, con fecha 1 de Abril.

Durante el primer semestre del año 2012, el banco emitió un bono por CLP 25.000.000.000, con fecha 1 de Diciembre de 2011.

Durante el segundo semestre del año 2012, el banco emitió un bono por CLP 25.000.000.000, con fecha 30 de Julio de 2012.

Durante el segundo semestre del año 2012, el banco emitió un bono por USD 85.990.000, con fecha 29 de Agosto de 2012.

Durante el segundo semestre del año 2012, el banco emitió un bono por CLP 750.000.000, con fecha 12 de Septiembre de 2012.

Durante el primer trimestre del año 2012, se realizó recompra parcial de bono por CHF 45.000.000.

Durante el segundo semestre del año 2012, se realizó recompra de bono por USD 53.500.000.

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°16 – INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

Durante el año 2011, el Banco colocó bonos por USD 635.000.000, UF 5.694.000 y CLP 36.900.000.000, según el siguiente detalle:

Fecha de Colocación	Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión	Fecha de Vencimiento
19-01-2011	Bono flotante	USD 500.000.000
	Total Bono flotante	USD 500.000.000	5 años	Libor (3 meses) + 160 pb	19-01-2011	USD 500.000.000	19-01-2016
29-11-2011	Bono flotante	USD 135.000.000
	Total Bono flotante	USD 135.000.000	6 meses	Libor (3 meses) + 80 pb	29-11-2011	USD 135.000.000	29-01-2012
	Total USD	USD 635.000.000
04-04-2011	E1	UF 200.000
05-04-2011	E1	UF 46.000
06-05-2011	E1	UF 650.000
	Total Serie E1	UF 896.000	5 años	3,30 % anual simple	01-02-2011	UF 4.000.000	01-02-2016
04-08-2011	E2	UF 556.000
05-08-2011	E2	UF 2.392.000
08-08-2011	E2	UF 100.000
	Total Serie E2	UF 3.048.000	7,5 años	3,50 % anual simple	01-01-2011	UF 4.000.000	01-07-2018
29-09-2011	E3	UF 1.590.000
13-10-2011	E3	UF 160.000
	Total Serie E3	UF 1.750.000	8,5 años	3,50% anual simple	01-01-2011	UF 4.000.000	01-07-2019
	Total UF	UF 5.694.000
13-01-2011	E4	CLP 36.900.000.000
	Total Serie E4	CLP 36.900.000.000	5 años	6,75% anual simple	01-06-2011	CLP 50.000.000.000	01-06-2016
	Total CLP	CLP 36.900.000.000

Durante el año 2011 se realizó un pago total de Bono Serie BSTDH20799 en Julio y pago total de Bono Serie BSTDR0207 en Agosto. Se realizó pago parcial de Bono tasa fija por CHF 133.000.000.

La siguiente tabla muestra, en las fechas indicadas, el saldo que falta por colocar para cada uno de los bonos en cartera.

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
FD	UF 158.000	5 años	Al vencimiento (bullet)	01-09-2010	01-09-2015
E1	UF 2.804.000	5 años	3,0 % anual simple	01-02-2011	01-02-2016
E2	UF 952.000	7,5 años	3,5 % anual simple	01-01-2011	01-07-2018
E3	UF 2.244.000	8,5 años	3,5 % anual simple	01-01-2011	01-07-2019
E6	UF 3.720.000	10 años	3,5 % anual simple	01-04-2012	01-04-2022
Total	UF 9.878.000
E4	CLP 8.000.000.000	5 años	6,75% anual simple	01-06-2011	01-06-2016
E7	CLP 370.000.000	5 años	6,75% anual simple	30-07-2012	30-07-2017
Total	CLP 8.370.000.000

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°16 - INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

El vencimiento de estos bonos es el siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Vence dentro de 1 año	1.102.011	749.340
Vence entre 1 y 2 años	570.289	460.200
Vence entre 2 y 3 años	332.364	408.723
Vence entre 3 y 4 años	547.049	656.201
Vence entre 4 y 5 años	206.593	488.425
Vence posterior a 5 años	977.392	838.236
Totales bonos corrientes	3.735.698	3.601.125

c)	Bonos subordinados

La siguiente tabla muestra, en las fechas indicadas, los saldos de nuestros bonos subordinados.

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Bonos subordinados en US $	151.109	316.169
Bonos subordinados en UF	573.466	545.702
Totales bonos subordinados	724.575	861.871

Durante el primer semestre de 2012 el Banco no ha realizado colocaciones de bonos subordinados en el mercado.

Durante el año 2011 el Banco colocó bonos subordinados en el mercado por UF 5.100.000, el que se detalla a continuación:

Fecha				Tasa de	Fecha de	Monto	Fecha de
Colocación	Series	Monto	Plazo	emisión	emisión	emisión	vencimiento
14-03-2011	G3	UF 120.000
15-03-2011	G3	UF 100.000
16-03-2011	G3	UF 300.000
17-03-2011	G3	UF 46.000
17-03-2011	G3	UF 200.000
18-03-2011	G3	UF 780.000
24-03-2011	G3	UF 30.000
06-04-2011	G3	UF 1.424.000
	Total Serie G3	UF 3.000.000	25 años	3,90% anual simple	01-07-2012	3.000.000	01-07-2035
11-08-2011	G5	UF 1.000.000
12-08-2011	G5	UF 100.000
22-08-2011	G5	UF 1.000.000
	Total Serie G5	UF 2.100.000	20 años	3,90% anual simple	01-04-2011	4.000.000	01-04-2031
	Total UF	UF 5.100.000

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BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°16 INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación:

La madurez de estos bonos, considerados de largo plazo, es la siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Vence dentro de 1 año	4.521	136.842
Vence entre 1 y 2 años	6.327	-
Vence entre 2 y 3 años	158.328	179.327
Vence entre 3 y 4 años	4.712	10.567
Vence entre 4 y 5 años	1.806	29.616
Vence posterior a 5 años	548.881	505.519
Totales bonos subordinados	724.575	861.871

d)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	29.451	29.575
Vence entre 2 y 3 años	3.277	2.866
Vence entre 3 y 4 años	3.101	3.489
Vence entre 4 y 5 años	2.998	3.095
Vence posterior a 5 años	79.528	81.496
Subtotales obligaciones financieras a largo plazo	118.355	120.521

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	52.230	50.840
Aprobación de cartas de crédito	14.598	704
Otras obligaciones financieras a largo plazo, porción corto plazo	4.444	4.534
Subtotales obligaciones financieras a corto plazo	71.272	56.078

Totales otras obligaciones financieras	189.627	176.599

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NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS:

Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, el desglose por vencimientos de los activos y pasivos, es el siguiente:

Al 30 de Septiembre	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
de 2012	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	1.585.078	-	-	-	1.585.078	-	-	-	1.585.078
Operaciones con liquidación en curso	599.339	-	-	-	599.339	-	-	-	599.339
Instrumentos para negociación	46	127.344	1.285	5.194	133.869	61.647	12.092	73.739	207.608
Contratos de retrocompra y préstamos de valores	-	152.022	-	-	152.022	-	-	-	152.022
Contratos de derivados financieros	-	75.759	140.034	199.427	415.220	668.096	392.893	1.060.989	1.476.209
Adeudado por bancos (*)	59.450	-	50.861	-	110.311	-	-	-	110.311
Créditos y cuentas por cobrar a clientes (**)	781.345	1.772.479	1.584.710	2.831.862	6.970.396	5.711.438	5.821.340	11.532.778	18.503.174
Instrumentos de inversión disponibles para la venta	-	374.727	106.432	411.765	892.924	478.984	357.774	836.758	1.729.682
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	3.025.258	2.502.331	1.883.322	3.448.248	10.859.159	6.920.165	6.584.099	13.504.264	24.363.423

Pasivos
Depósitos y otras obligaciones a la vista	4.601.160	-	-	-	4.601.160	-	-	-	4.601.160
Operaciones con liquidación en curso	403.154	-	-	-	403.154	-	-	-	403.154
Contratos de retrocompra y préstamos de valores	-	111.732	6.731	382	118.845	-	-	-	118.845
Depósitos y otras obligaciones a plazo	102.532	4.293.812	2.812.180	2.086.261	9.294.785	142.146	50.679	192.825	9.487.610
Contratos de derivados financieros	-	101.116	137.312	228.093	466.521	587.093	295.658	882.751	1.349.272
Obligaciones con bancos	254	62.555	302.724	942.074	1.307.607	168.817	-	168.817	1.476.424
Instrumentos de deuda emitidos	-	403.091	384.645	325.723	1.113.459	1.874.334	1.607.359	3.481.693	4.595.152
Otras obligaciones financieras	52.230	12.481	3.431	3.130	71.272	38.827	79.528	118.355	189.627

Totales pasivos	5.159.330	4.984.787	3.647.023	3.585.663	17.376.803	2.811.217	2.033.224	4.844.441	22.221.244

(*)        Adeudados por bancos se presenta bruto. El monto de provisiones corresponde a MM$ 67.

(**)      Las Colocaciones se presentan brutas. Los importes de provisión según el tipo de Colocación es el siguiente: Comerciales MM$ 246.060 Vivienda MM$ 36.763 Consumo MM$ 269.315.

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NOTA N°17 - VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación:

Al 31 de Diciembre	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
de 2011	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activo
Efectivo y depósitos en bancos	2.793.701	-	-	-	2.793.701	-	-	-	2.793.701
Operaciones con liquidación en curso	276.454	-	-	-	276.454	-	-	-	276.454
Instrumentos para negociación	-	27.909	40.608	272.544	341.061	44.857	23.845	68.702	409.763
Contratos de retrocompra y préstamos de valores	-	12.928	-	-	12.928	-	-	-	12.928
Contratos de derivados financieros	-	63.101	167.584	295.791	526.476	686.325	400.068	1.086.393	1.612.869
Adeudado por bancos (*)	36.785	50.903	-	-	87.688	-	-	-	87.688
Créditos y cuentas por cobrar a clientes (**)	492.635	1.510.419	1.277.005	2.653.577	5.933.636	5.697.193	5.716.265	11.413.458	17.347.094
Instrumentos de inversión disponibles para la venta	-	607.472	190.642	180.451	978.565	403.577	279.169	682.746	1.661.311
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	3.599.575	2.272.732	1.675.839	3.402.363	10.950.509	6.831.952	6.419.347	13.251.299	24.201.808

Pasivos
Depósitos y otras obligaciones a la vista	4.413.815	-	-	-	4.413.815	-	-	-	4.413.815
Operaciones con liquidación en curso	89.486	-	-	-	89.486	-	-	-	89.486
Contratos de retrocompra y préstamos de valores	-	463.083	78.712	2.586	544.381	-	-	-	544.381
Depósitos y otras obligaciones a plazo	105.463	4.415.765	2.509.308	1.496.193	8.526.729	371.736	22.649	394.385	8.921.114
Contratos de derivados financieros	-	64.287	158.196	209.723	432.206	513.818	346.124	859.942	1.292.148
Obligaciones con bancos	194.451	7.750	470.749	1.068.014	1.740.964	179.128	-	179.128	1.920.092
Instrumentos de deuda emitidos	-	3.788	15	890.086	893.889	2.286.059	1.443.291	3.729.350	4.623.239
Otras obligaciones financieras	50.840	761	980	3.497	56.078	39.025	81.496	120.521	176.599

Totales pasivos	4.854.055	4.955.434	3.217.960	3.670.099	16.697.548	3.389.766	1.893.560	5.283.326	21.980.874

(*)      Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a MM$ 147.

(**)    Las Colocaciones se presentan brutas. Los importes de provisión según el tipo de colocación es el siguiente: Comerciales MM$ 245.032, Vivienda $ 35.633 y Consumo MM$ 243.022.

76

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°18 - OTROS PASIVOS:

La composición del rubro es la siguiente:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012 MM$	2011 MM$

Cuentas y documentos por pagar	84.180	86.402
Dividendos acordados por pagar	-	-
Ingresos percibidos por adelantado	385	948
Garantías por operaciones threshold	259.075	271.980
Documentos por pagar por intermediación corredora y operaciones simultáneas	1.645	8.725
Otros pasivos	89.123	30.922
Totales	434.408	398.977

77

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°19 - CONTINGENCIAS Y COMPROMISOS:

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros intermedios consolidados, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 30 de Septiembre de 2012, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a MM$ 737 (MM$ 784 al 31 de Diciembre de 2011), las cuales se encuentran formando parte del rubro “Provisiones por contingencia”.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Cartas de crédito documentarias emitidas	217.309	184.649
Cartas de crédito del exterior confirmadas	74.792	52.889
Boletas de garantía	1.028.253	920.986
Avales y fianzas	139.012	147.081
Subtotales	1.459.366	1.305.605
Líneas de crédito con disponibilidad inmediata	4.807.370	4.673.525
Otros compromisos de créditos irrevocables	69.957	95.150
Totales	6.336.693	6.074.280

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	408.560	212.784
Recursos de terceros gestionados por el Banco y sus afiliadas	820.812	35
Subtotales	1.229.372	212.819
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	378.055	250.291
Valores custodiados depositados en otra entidad	563.509	557.493
Títulos emitidos por el propio Banco	16.152.628	10.636.123
Subtotales	17.094.192	11.443.907

Totales	18.323.564	11.656.726

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria Nº 2700659 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000, la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de Julio de 2012 al 30 de Junio de 2013.

78

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°19 - CONTINGENCIAS Y COMPROMISOS, continuación:

Santander Asset Management S.A. Administradora General de Fondos

Conforme a lo instruido en la norma de carácter general N°125, la sociedad designó a Banco Santander Chile como banco representante de los beneficiarios de las boletas en garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N°18.045.

Además de estas boletas en garantía por la creación de los fondos mutuos, existen otras boletas en garantía por concepto de rentabilidad garantizada de determinados fondos mutuos, por un monto que asciende a MM$ 9.955,07 y depósitos a plazo por un valor de UF 1.644.198,2617 por garantía de Fondos de Inversión Privados (F.I.P.) al 30 de Septiembre de 2012.

Santander Agente de Valores Limitada

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N° 210107110, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de Diciembre de 2012.

Santander S.A. Corredores de Bolsa

La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por MM$ 23.761.

Además, se incluye en este rubro una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a MM$ 3.180 y una garantía adicional enterada en la Bolsa de Comercio por MM$ 974 al 30 de Septiembre de 2012.

Santander Corredora de Seguros Limitada

a)	Pólizas de seguros

De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros.

La póliza de garantía para corredores de seguros N°10022204, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros N°10022208 por un monto equivalente de UF 60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 15 de Abril de 2012 al 14 de Abril de 2013.

b)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado de Situación Financiera Consolidado, estos contiene riesgos de créditos y son por tanto parte del riesgo global del Banco.

c)	Juicios

Al 30 de Septiembre de 2012 existen juicios por cuantía de UF 23.681,94 correspondientes a procesos principalmente por bienes entregados en leasing. El monto de pérdida estimado se encuentra registrado en el rubro provisiones.

79

BANCO SANTANDER CHILE Y AFILIADAS NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°20 - PATRIMONIO:

a)	Capital social y acciones preferentes

Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, el Banco presenta 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas. Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

	ACCIONES
	Al 30 de Septiembre de 2012	Al 31 de Diciembre de 2011

Emitidas al 01 de Enero	188.446.126.794	188.446.126.794
Emisión de Acciones Pagadas	-	-
Emisión de Acciones Adeudadas	-	-
Opciones de Acciones Ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 30 de Septiembre de 2012 la distribución de Acciones es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de Participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	37.653.251.944	37.653.251.944	19,98
Inversiones Antares S.A.	170.363.545	-	170.363.545	0,09
MBI Arbitrage Fondo de Inversion	190.332.902	-	190.332.902	0,10
Bancos y corredoras de bolsa por cuenta de terceros	11.147.140.305	-	11.147.140.305	5,92
AFP por cuentas de terceros	6.123.701.404	-	6.123.701.404	3,25
Otros accionistas minoritarios	3.697.389.574	2.870.945.852	6.568.335.426	3,48
Totales			188.446.126.794	100,00

Al 31 de Diciembre de 2011 la distribución de Acciones es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	39.287.497.122	39.287.497.122	20,85
Inversiones Antares S.A.	170.363.545	-	170.363.545	0,09
Bancos y corredoras de bolsa por cuenta de terceros	10.132.511.637	-	10.132.511.637	5,38
AFP por cuentas de terceros	5.751.493.833	-	5.751.493.833	3,05
Otros accionistas minoritarios	3.827.146.677	2.684.112.712	6.511.259.389	3,45
Totales			188.446.126.794	100,00

(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de America (EEUU).

80

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°20 – PATRIMONIO, continuación:

b)	Dividendos

Ver distribución de dividendos en recuadro del Estado Intermedio Consolidado de Cambios en el Patrimonio.

c)	Al 30 de Septiembre la composición de la utilidad diluida y utilidad básica es la siguiente:

	Al 30 de Septiembre de
	2012	2011
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	274.565	332.963
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	1,457	1,767

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	274.565	332.963
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	1,457	1,767

Al 30 de Septiembre de 2012 y 2011 el Banco no posee instrumentos que generen efectos dilusivos.

81

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°20 – PATRIMONIO, continuación:

d)	Otros resultados integrales:

	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de Enero de	3.043	(18.596)
Pérdida y ganancias por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	(9.257)	18.676
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Utilidad realizada	2.208	2.963
Subtotales	(7.049)	21.639
Totales	(4.006)	3.043

Cobertura de flujo de efectivo
Saldos al 01 de Enero de	394	11.958
Pérdida y ganancias por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	1.084	(12.031)
Reclasificaciones y ajustes sobre la de coberturas de flujo de efectivo antes de impuesto	290	467
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	1.374	(11.564)
Totales	1.768	394

Otros resultados integrales antes de impuesto	(2.238)	3.437

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	792	(562)
Impuesto renta relativo a coberturas de flujo de efectivo	(354)	(72)
Totales	438	(634)

Otros resultados integrales netos de impuesto	(1.800)	2.803
Atribuible a:
Propietarios del Banco	(1.828)	2.832
Interés no controlador	28	(29)

82

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°21 - REQUERIMIENTOS DE CAPITAL (BASILEA):

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico y las garantías fogape (CORFO) con tope del 15%, que a contar del 31 de diciembre de 2012 disminuirá linealmente el ultimo día de cada mes, en doce mensualidades iguales y sucesivas.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado Intermedio de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de Enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

83

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°21 – REQUERIMIENTOS DE CAPITAL (BASILEA), continuación:

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 30 de Septiembre de	Al 31 de Diciembre de	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	1.585.078	2.793.701	-	-
Operaciones con liquidación en curso	599.339	276.454	100.166	45.737
Instrumento para negociación	207.608	409.763	4.328	23.817
Contratos de retrocompra y préstamos de valores	152.022	12.928	31.904	12.928
Contratos de derivados financieros (*)	927.384	1.158.023	779.592	807.233
Adeudado por bancos	110.244	87.541	22.049	17.508
Créditos y cuentas por cobrar a clientes	17.951.036	16.823.407	15.855.209	14.746.903
Instrumentos de inversión disponible para la venta	1.729.682	1.661.311	156.835	99.197
Inversiones en sociedades	8.636	8.728	8.636	8.728
Intangibles	75.098	80.739	75.098	80.739
Activo fijo	150.227	153.059	150.227	153.059
Impuestos corrientes	1.279	37.253	128	3.725
Impuestos diferidos	181.789	147.754	18.179	14.775
Otros activos	711.815	546.470	408.850	426.822
Activos fuera de balance
Colocaciones contingentes	3.129.013	3.023.330	1.867.891	1.801.971
Totales	27.520.250	27.220.461	19.479.092	18.243.142

(*)	Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 30 de Septiembre de	Al 31 de Diciembre de	Al 30 de Septiembre de	Al 31 de Diciembre de
	2012	2011	2012	2011
	MM$	MM$	%	%

Capital básico	2.058.231	2.001.222	7,48	7,35
Patrimonio efectivo neto	2.700.881	2.687.393	13,87	14,73

84

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°22 - INTERES NO CONTROLADOR:

Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Por el período de 09 meses terminado	Participación de terceros	Patrimonio	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
al 30 de Septiembre de 2012%		MM$	MM$	MM$	MM$	MM$	MM$
Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	631	60	1	-	1	61
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	25.108	1.880	67	(13)	54	1.934
Santander Asset Management S.A. Administradora. General de Fondos	0,02	10	4	-	-	-	4
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,24	147	5	-	-	-	5
Subtotales		25.899	1.949	68	(13)	55	2.004

Entidades de propósito especial:
Bansa Santander S.A.	100,00	2.170	1.141	-	-	-	1.141
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	2.435	101	-	-	-	101
Multinegocios S.A	100,00	185	35	-	-	-	35
Servicios de Administración y Financieros Limitada	100,00	1.387	303	-	-	-	303
Servicios de Cobranzas Fiscalex Limitada	100,00	191	39	-	-	-	39
Multiservicios de Negocios Limitada	100,00	1.218	275	-	-	-	275
Subtotales		7.586	1.894	-	-	-	1.894

Totales		33.485	3.843	68	(13)	55	3.898

				Otros resultados integrales
Por el período de 09 meses terminado	Participación de terceros	Patrimonio	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
al 30 de Septiembre de 2011%		MM$	MM$	MM$	MM$	MM$	MM$
Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	553	48	17	(3)	14	62
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	26.322	2.974	272	(48)	224	3.198
Santander Asset Management S.A. Administradora. General de Fondos	0,02	11	5	-	-	-	5
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,25	140	5	-	-	-	5
Subtotales		27.029	3.032	289	(51)	238	3.270
Entidades de propósito especial:
Bansa Santander S.A.	100,00	1.436	(206)	-	-	-	(206)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	1.701	(18)	-	-	-	(18)
Multinegocios S.A	100,00	142	9	-	-	-	9
Servicios de Administración y Financieros Limitada	100,00	989	332	-	-	-	332
Servicios de Cobranzas Fiscalex Limitada	100,00	139	23	-	-	-	23
Multiservicios de Negocios Limitada	100,00	857	205	-	-	-	205
Subtotales		5.264	345	-	-	-	345

Totales		32.293	3.377	289	(51)	238	3.615

85

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°22 - INTERES NO CONTROLADOR, continuación:

La participación del interés no controlador en el patrimonio y los resultados de las filiales al 30 de Septiembre de 2011, se resume como sigue:

			Otros resultados integrales
	Participación de terceros	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
Por el trimestre terminado al 30 de Septiembre de 2012%		MM$	MM$	MM$	MM$	MM$
Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	18	2	-	2	20
Santander S.A. Sociedad Securitizadora	0,36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	502	(29)	5	(24)	478
Santander Asset Management S.A. Administradora. General de Fondos	0,02	1	-	-	-	1
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,25	1	-	-	-	1
Subtotales		522	(27)	5	(22)	500
Entidades de propósito especial:
Bansa Santander S.A.	100,00	1.219	-	-	-	1.219
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	236	-	-	-	236
Multinegocios S.A	100,00	23	-	-	-	23
Servicios de Administración y Financieros Limitada	100,00	114	-	-	-	114
Servicios de Cobranzas Fiscalex Limitada	100,00	19	-	-	-	19
Multiservicios de Negocios Limitada	100,00	103	-	-	-	103
Subtotales		1.714	-	-	-	1.714

Totales		2.236	(27)	5	(22)	2.214

			Otros resultados integrales
	Participación de terceros	Resultados	Inst. de inv. disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
Por el trimestre terminado al 30 de Septiembre de 2011%		MM$	MM$	MM$	MM$	MM$
Sociedades filiales:
Santander Agente de Valores Limitada (ex Santander S.A. Agente de Valores)	0,97	20	4	(1)	3	23
Santander S.A. Sociedad Securitizadora	0,36	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49,00	832	32	(6)	26	858
Santander Asset Management S.A. Administradora General de Fondos	0,02	2	-	-	-	2
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0,25	2	-	-	-	2
Subtotales		856	36	(7)	29	885
Entidades de propósito especial:
Bansa Santander S.A.	100,00	(20)	-	-	-	(20)
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	76	-	-	-	76
Multinegocios S.A.	100,00	9	-	-	-	9
Servicios Administración y Financieros Limitada	100,00	125	-	-	-	125
Servicios de Cobranzas Fiscalex Limitada	100,00	6	-	-	-	6
Multiservicios de Negocios Limitada	100,00	71	-	-	-	71
Subtotales		267	-	-	-	267

Totales		1.123	36	(7)	29	1.151

86

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°23 - INTERESES Y REAJUSTES:

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 30 de Septiembre de 2012 y 2011, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Por el trimestre terminado al 30 de Septiembre de
	2012				2011
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	1.810	2	-	1.812	840	(2)	-	838
Créditos otorgados a bancos	4	-	-	4	433	-	-	433
Colocaciones comerciales	180.738	(5.498)	913	176.153	155.239	18.497	1.024	174.760
Colocaciones para vivienda	57.614	(7.301)	2.709	53.022	52.890	27.271	2.675	82.836
Colocaciones para consumo	153.963	(99)	695	154.559	138.214	500	777	139.491
Instrumentos de inversión	19.292	(207)	-	19.085	28.761	1.272	-	30.033
Otros ingresos por intereses y reajustes	5.469	(3.046)	-	2.423	(915)	513	-	(402)

Totales ingresos por intereses y reajustes	418.890	(16.149)	4.317	407.058	375.462	48.051	4.476	427.989

	Por el período de 09 meses terminado al 30 de Septiembre de
	2012				2011
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	3.280	(10)	-	3.270	3.364	(6)	-	3.358
Créditos otorgados a bancos	746	-	-	746	2.265	-	-	2.265
Colocaciones comerciales	519.880	45.584	3.677	569.141	435.438	79.121	3.283	517.842
Colocaciones para vivienda	170.067	67.518	8.493	246.078	150.344	120.054	7.717	278.115
Colocaciones para consumo	458.062	1.593	2.144	461.799	398.396	2.052	2.216	402.664
Instrumentos de inversión	70.787	1.084	-	71.871	62.062	6.820	-	68.882
Otros ingresos por intereses y reajustes	14.527	(1.594)	-	12.933	11.076	1.846	-	12.922

Totales ingresos por intereses y reajustes	1.237.349	114.175	14.314	1.365.838	1.062.945	209.887	13.216	1.286.048

87

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°23 - INTERESES Y REAJUSTES, continuación:

b)	Tal como se señala en la letra i) de la Nota 01, los intereses y reajustes suspendidos son registrados en cuentas de orden (fuera del Estado Intermedio de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 30 de Septiembre de 2012 y 2011, el detalle de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Por el trimestre terminado al 30 de Septiembre de
	2012				2011
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	2.228	(778)	-	1.450	1.101	376	-	1.477
Colocaciones de vivienda	(17)	(1.045)	-	(1.062)	201	162	-	363
Colocaciones de consumo	4.112	(149)	-	3.963	1.093	74	-	1.167
			-
Totales	6.323	(1.972)	-	4.351	2.395	612	-	3.007

	Por el período de 09 meses terminados al 30 de Septiembre de
	2012				2011
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	35.185	7.958	-	43.143	25.592	6.256	-	31.848
Colocaciones de vivienda	4.839	7.417	-	12.256	4.048	5.906	-	9.954
Colocaciones de consumo	27.878	1.191	-	29.069	18.581	1.043	-	19.624

Totales	67.902	16.566	-	84.468	48.221	13.205	-	61.426

c)	Al 30 de Septiembre de 2012 y 2011 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Por el trimestre terminado al 30 de Septiembre de
	2012				2011
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(803)	39	-	(764)	(425)	(88)	-	(513)
Contratos de retrocompra	380	-	-	380	(1.973)	(35)	-	(2.008)
Depósitos y captaciones a plazo	(121.552)	3.242	-	(118.310)	(100.482)	(12.924)	-	(113.406)
Obligaciones con bancos	(6.425)	1	-	(6.424)	(6.268)	(6)	-	(6.274)
Instrumentos de deuda emitidos	(41.062)	4.236	-	(36.826)	(43.670)	(13.811)	-	(57.481)
Otras obligaciones financieras	(1.238)	58	-	(1.180)	(1.261)	(214)	-	(1.475)
Otros gastos por intereses y reajustes	(600)	184	-	(416)	(597)	(1.031)	-	(1.628)

Totales gastos por intereses y reajustes	(171.300)	7.760	-	(163.540)	(154.676)	(28.109)	-	(182.785)

88

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°23 - INTERESES Y REAJUSTES, continuación:

	Por el período de 09 meses terminado al 30 de Septiembre de
	2012				2011
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(2.083)	(319)	-	(2.402)	(855)	(421)	-	(1.276)
Contratos de retrocompra	(9.796)	9	-	(9.787)	(4.678)	(205)	-	(4.883)
Depósitos y captaciones a plazo	(337.850)	(26.911)	-	(364.761)	(249.497)	(59.627)	-	(309.124)
Obligaciones con bancos	(20.512)	(9)	-	(20.521)	(19.379)	(31)	-	(19.410)
Instrumentos de deuda emitidos	(127.839)	(34.948)	-	(162.787)	(127.148)	(65.263)	-	(192.411)
Otras obligaciones financieras	(3.663)	(491)	-	(4.154)	(3.767)	(1.001)	-	(4.768)
Otros gastos por intereses y reajustes	(1.798)	(2.054)	-	(3.852)	(1.788)	(5.256)	-	(7.044)

Totales gastos por intereses y reajustes	(503.541)	(64.723)	-	(568.264)	(407.112)	(131.804)	-	(538.916)

d)	Al 30 de Septiembre de 2012 y 2011, el resumen de intereses y reajustes, es el siguiente:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
Conceptos	MM$	MM$	MM$	MM$

Ingresos por intereses y reajustes	407.058	427.989	1.365.838	1.286.048
Gastos por intereses y reajustes	(163.540)	(182.785)	(568.264)	(538.916)

Subtotales ingresos por intereses y reajustes	243.518	245.204	797.574	747.132

Resultado de coberturas contables (neto)	(4.787)	(13.147)	(37.831)	(38.978)

Totales intereses y reajustes netos	238.731	232.057	759.743	708.154

89

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°24 - COMISIONES:

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	2.228	2.763	7.095	8.862
Comisiones por avales y cartas de crédito	7.223	6.334	21.066	17.849
Comisiones por servicios de tarjetas	31.347	30.252	95.349	90.974
Comisiones por administración de cuentas	7.144	7.256	21.731	21.361
Comisiones por cobranzas, recaudaciones y pagos	14.819	14.683	47.070	46.387
Comisiones por intermediación y manejo de valores	2.427	2.759	8.921	9.939
Comisiones por inversiones en fondos mutuos u otro	8.270	8.796	25.367	29.928
Remuneraciones por comercialización de seguros	8.138	7.955	24.339	26.344
Office banking	3.386	2.912	9.921	8.749
Otras comisiones ganadas	3.835	3.941	9.833	11.148
Totales	88.817	87.651	270.692	271.541

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(18.243)	(15.868)	(53.589)	(45.725)
Comisiones por operación con valores	(74)	(290)	(1.283)	(1.616)
Office banking	(5.939)	(2.491)	(8.678)	(6.866)
Otras comisiones	2.476	(3.011)	(3.407)	(7.904)
Totales	(21.780)	(21.660)	(66.957)	(62.111)

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

90

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°25 - RESULTADOS DE OPERACIONES FINANCIERAS:

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 30 de Septiembre de 2012 y 2011, el detalle de los resultados por operaciones financieras es el siguiente:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	(30.093)	82.383	(66.272)	111.491
Instrumentos financieros para negociación	9.592	14.804	30.101	31.545
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente	(12)	-	317	-
Cartera castigada	-	2.469	2.607	5.578
Instrumentos disponibles para la venta	1.400	633	(498)	(1.991)
Otros resultados de operaciones financieras	(48)	1.844	804	6.912
Totales	(19.161)	102.133	(32.941)	153.535

NOTA N°26 - RESULTADO NETO DE CAMBIO:

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y las procedentes de activos no monetarios en moneda extranjera en el momento de su enajenación.

Al 30 de Septiembre de 2012 y 2011, el detalle del resultado de cambio es el siguiente:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	134.614	(312.801)	275.152	(259.037)
Derivados de cobertura	(91.389)	229.253	(173.046)	179.209
Resultado por activos reajustables en moneda extranjera	(5.577)	5.412	(6.635)	5.403
Resultado por pasivos reajustables en moneda extranjera	735	(996)	1.635	(840)
Totales	38.383	(79.132)	97.106	(75.265)

91

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°27 - PROVISIONES POR RIESGO DE CRÉDITO:

El movimiento registrado durante los ejercicios 2012 y 2011 en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes
Por el trimestre terminado	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
al 30 de Septiembre de 2012	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	-	(11.859)	-	-	(239)	(12.098)
- Evaluación grupal	-	(27.091)	(6.099)	(106.015)	(1.836)	(141.041)
Totales provisiones y castigos	-	(38.950)	(6.099)	(106.015)	(2.075)	(153.139)

Provisiones liberadas
- Evaluación individual	212	2.837	-	-	1.073	4.122
- Evaluación grupal	-	2.300	934	14.938	1.637	19.809
Totales provisiones liberadas	212	5.137	934	14.938	2.710	23.931

Recuperación de créditos castigados	-	2.175	677	6.897	-	9.749

Cargos netos a resultado	212	(31.638)	(4.488)	(84.180)	635	(119.459)

		Créditos y cuentas por cobrar a clientes
Por el período de 09 meses terminado	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
al 30 de Septiembre de 2012	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(277)	(42.195)	-	-	(2.583)	(45.055)
- Evaluación grupal	-	(57.992)	(16.758)	(241.319)	(3.693)	(319.762)
Totales provisiones y castigos	(277)	(100.187)	(16.758)	(241.319)	(6.276)	(364.817)

Provisiones liberadas
- Evaluación individual	357	14.454	-	-	1.593	16.404
- Evaluación grupal	-	14.753	5.548	26.395	3.162	49.858
Totales provisiones liberadas	357	29.207	5.548	26.395	4.755	66.262

Recuperación de créditos castigados	-	5.999	1.545	14.696	-	22.240

Cargos netos a resultado	80	(64.981)	(9.665)	(200.228)	(1.521)	(276.315)

92

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°27 - PROVISIONES POR RIESGO DE CRÉDITO, continuación:

		Créditos y cuentas por cobrar a clientes
Por el trimestre terminado	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
al 30 de Septiembre de 2011	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(5)	(17.027)	-	-	(408)	(17.440)
- Evaluación grupal	-	(18.950)	(15.535)	(62.280)	(77)	(96.842)
Totales provisiones y castigos	(5)	(35.977)	(15.535)	(62.280)	(485)	(114.282)

Provisiones liberadas
- Evaluación individual	37	6.502	-	-	1.435	7.974
- Evaluación grupal	-	2.207	432	2.182	5.393	10.214
Totales provisiones liberadas	37	8.709	432	2.182	6.828	18.188

Recuperación de créditos castigados	-	1.815	659	3.248	-	5.722

Cargos netos a resultado	32	(25.453)	(14.444)	(56.850)	6.343	(90.372)

		Créditos y cuentas por cobrar a clientes
Por el período de 09 meses terminado	Créditos interbancarios	Créditos comerciales	Créditos hipotecarios	Créditos de consumo	Créditos contingentes	Total
al 30 de Septiembre de 2011	MM$	MM$	MM$	MM$	MM$	MM$

Provisiones y castigos
- Evaluación individual	(574)	(40.056)	-	-	(4.590)	(45.220)
- Evaluación grupal	-	(55.262)	(30.667)	(158.272)	(232)	(244.433)
Totales provisiones y castigos	(574)	(95.318)	(30.667)	(158.272)	(4.822)	(289.653)

Provisiones liberadas
- Evaluación individual	483	29.958	-	-	3.251	33.692
- Evaluación grupal	-	4.939	4.633	14.047	20.403	44.022
Totales provisiones liberadas	483	34.897	4.633	14.047	23.654	77.714

Recuperación de créditos castigados	-	5.376	1.213	9.430	-	16.019

Cargos netos a resultado	(91)	(55.045)	(24.821)	(134.795)	18.832	(195.920)

93

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°28 - REMUNERACIONES Y GASTOS DEL PERSONAL:

Al 30 de Septiembre de 2012 y 2011, la composición del rubro es la siguiente:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminados al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Remuneraciones del personal	49.050	46.021	139.024	126.220
Bonos o gratificaciones	15.774	15.937	50.211	47.150
Beneficios basados en instrumentos de capital	494	599	1.424	1.755
Indemnización por años de servicio	2.180	2.158	6.673	7.608
Planes de pensiones	(26)	285	467	1.151
Gastos de capacitación	495	717	1.625	1.525
Sala cuna y jardín infantil	610	810	1.847	1.705
Fondos de salud	930	758	2.686	2.082
Fondo bienestar	124	114	355	332
Otros gastos de personal	5.930	6.485	19.104	17.852
Totales	75.561	73.884	223.416	207.380

94

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°29- GASTOS DE ADMINISTRACIÓN:

Al 30 de Septiembre de 2012 y 2011, la composición del rubro es la siguiente:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Gastos generales de administración	29.718	25.810	83.934	74.349
Mantenimiento y reparación de activo fijo	3.320	3.160	9.877	9.132
Arriendos de oficina	5.903	5.687	17.917	16.440
Arriendo de equipos	157	74	334	135
Primas de seguro	704	587	1.829	1.721
Materiales de oficina	1.733	1.419	4.898	4.684
Gastos de informática y comunicaciones	6.946	5.303	18.964	15.813
Alumbrado, calefacción y otros servicios	1.144	1.283	3.387	3.581
Servicio de vigilancia y transporte de valores.	2.656	2.841	8.667	8.494
Gastos de representación y desplazamiento del personal	1.102	1.295	3.627	3.309
Gastos judiciales y notariales	2.536	1.658	5.297	4.717
Honorarios por informes técnicos y otros servicios	1.160	736	2.700	2.078
Honorarios por auditoría de los estados financieros	644	977	2.747	2.275
Otros gastos generales de administración	1.713	790	3.690	1.970
Servicios subcontratados	9.716	8.676	30.374	29.006
Procesamiento de datos	6.771	6.385	19.950	19.558
Otros	2.945	2.291	10.424	9.448
Gastos del directorio	251	268	812	771
Publicidad y propaganda	3.718	3.760	12.283	10.822
Impuestos, contribuciones, aportes	2.650	2.527	7.849	7.130
Contribuciones de bienes raíces	364	440	1.182	1.305
Patentes	540	443	1.485	1.271
Otros impuestos	2	16	11	20
Aporte a la SBIF	1.744	1.628	5.171	4.534
Totales	46.053	41.041	135.252	122.078

95

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°30 – DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS:

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones y amortizaciones durante Septiembre de 2012 y 2011, se detallan a continuación:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(5.040)	(5.239)	(15.228)	(15.089)
Amortizaciones de intangibles	(9.011)	(8.115)	(25.093)	(24.549)
Subtotales	(14.051)	(13.354)	(40.321)	(39.638)
Deterioro del activo fijo	-	(77)	(88)	(109)

Totales	(14.051)	(13.431)	(40.409)	(39.747)

b)	La conciliación entre los valores libros y los saldos al 31 de Diciembre de 2011, al 01 de Enero de 2011 y 2012 y los saldos de 30 de Septiembre de 2012, es el siguiente:

	Depreciación, amortización y deterioro
	2012
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2012	(84.230)	(111.479)	(195.709)
Cargos por depreciación, y amortización del ejercicio	(15.228)	(25.093)	(40.321)
Bajas y ventas del ejercicio	162	-	162
Otros	-	-	-

Saldos al 30 de Septiembre de 2012	(99.296)	(136.572)	(235.868)

	Depreciación, amortización y deterioro
	2011
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de Enero de 2011	(64.376)	(78.329)	(142.705)
Cargos por depreciación, y amortización del ejercicio	(20.373)	(33.093)	(53.466)
Bajas y ventas del ejercicio	481	-	481
Otros	38	(57)	(19)

Saldos al 31 de Diciembre de 2011	(84.230)	(111.479)	(195.709)

96

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°31 - OTROS INGRESOS Y GASTOS OPERACIONALES:

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	615	882	2.145	2.636
Recupero de castigos y resultados bienes recibidos en pago	1.149	1.908	5.614	4.018
Otros ingresos bienes recibidos en pago	8	-	8	-
Subtotales	1.772	2.790	7.767	6.654
Resultados por venta en participación en sociedades
Utilidad en venta en participación en otras sociedades (*)	599	-	599	-
Subtotales	599	-	599	-
Otros ingresos
Arriendos	53	(568)	115	209
Resultado por venta de activo fijo (**)	5.637	21	6.208	830
Recupero provisiones por contingencias	-	-	-	5
Indemnizaciones de compañías de seguros por terremoto	-	199	241	315
Dividendos percibidos por participación en otras sociedades	-	-	-	8
Otros	13	(248)	198	32
Subtotales	5.703	(596)	6.762	1.399

Totales	8.074	2.194	15.128	8.053

(*)	Durante el tercer trimestre del año 2012 se generó utilidad en venta de acciones de la sociedad de Transbank S.A. por MM$ 599. (ver Nota 3).

(**)	Durante el mes de Agosto de 2012, Banco Santander Chile vendió 2 sucursales. Al momento de la venta el valor contable de estos bienes raíces era de MM$ 361, su precio de venta fue por un total de MM$ 1.045, generando una utilidad de MM$ 684.

Durante el mes de Septiembre de 2012, Banco Santander Chile vendió 9 sucursales. Al momento de la venta el valor contable de estos bienes raíces era de MM$ 4.578, su precio de venta fue por un total de MM$ 9.485, generando una utilidad de MM$ 4.907.

97

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°31 - OTROS INGRESOS Y GASTOS OPERACIONALES, continuación:

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	1.745	1.787	6.250	7.118
Provisiones por bienes recibidos en pago	620	858	3.586	2.135
Gastos por mantención de bienes recibidos en pago	542	703	1.884	2.138
Subtotales	2.907	3.348	11.720	11.391

Gastos de tarjetas de crédito
Gastos de tarjetas de crédito	273	412	730	1.756
Membresías tarjetas de crédito	1.363	1.096	3.842	3.063
Subtotales	1.636	1.508	4.572	4.819

Servicios a clientes	2.173	2.411	6.475	6.998

Otros gastos
Castigos operativos	2.020	2.223	4.954	5.525
Pólizas de seguros de vida y seguros generales de productos	1.884	2.032	5.195	5.154
Impuesto adicional por gastos pagados al exterior	784	710	2.485	2.736
Pérdidas por venta de activo fijo	6	-	20	-
Gastos por operaciones de comercio exterior	1	-	1	-
Provisiones por contingencias	(431)	(649)	3.661	2.644
Gastos por terremoto	94	-	134	-
Otros	1.934	573	5.620	2.302
Subtotales	6.292	4.889	22.070	18.361

Totales	13.008	12.156	44.837	41.569

98

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS:

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 01 de los presentes Estados Financieros Intermedios Consolidados, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

99

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

a)	Créditos con partes relacionadas:

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 30 de Septiembre de 2012				Al 31 de Diciembre de 2011
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar
Colocaciones comerciales	44.435	672	2.976	56.157	39.708	663	2.234	62.512
Colocaciones para vivienda	-	-	15.576	-	-	-	15.657	-
Colocaciones de consumo	-	-	1.491	-	-	-	1.808	-
Créditos y cuentas por cobrar	44.435	672	20.043	56.157	39.708	663	19.699	62.512

Provisión sobre colocaciones	(105)	(7)	(48)	(20)	(54)	(1)	(39)	(23)
Colocaciones netas	44.330	665	19.995	56.137	39.654	662	19.660	62.489

Garantías	484	-	18.349	1.406	25.311	-	18.244	1.241

Créditos contingentes
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	23.816	-	-	-	187	-	-	-
Boletas de garantía	22.923	-	-	894	12.778	-	-	569
Créditos contingentes	46.739	-	-	894	12.965	-	-	569

Provisiones sobre créditos contingentes	(22)	-	-	(4)	(63)	-	-	(1)

Colocaciones contingentes netas	46.717	-	-	890	12.902	-	-	568

El movimiento de créditos con partes relacionadas al 30 de Septiembre de 2012 y 31 de Diciembre de 2011 ha sido el siguiente:

	Al 30 de Septiembre de				Al 31 de Diciembre de
	2012				2011
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de Enero de	52.673	663	19.698	63.081	52.237	670	19.817	14.099
Nuevos préstamos	61.790	21	4.579	8.685	40.471	24	5.260	62.528
Pagos	(23.289)	(12)	(4.234)	(14.715)	(40.035)	(31)	(5.379)	(13.546)

Saldos al 30 de Septiembre de	91.174	672	20.043	57.051	52.673	663	19.698	63.081

100

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

b)	Activos y pasivos con partes relacionadas

	Al 30 de Septiembre de				Al 31 de Diciembre de
	2012				2011
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósito en Bancos	24.277	-	-	-	178.567	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	573.612	-	-	-	506.880	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	9.219	-	-	-	4.617	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	37.235	4.330	1.611	10.823	5.057	4.009	1.425	16.782
Contratos de retrocompra y préstamos de valores	32.350	-	-	-	137.191	-	-	-
Depósitos y otras captaciones a plazo	15.645	323	3.768	60.459	248.206	368	3.627	41.732
Contratos de derivados financieros	429.209	-	-	-	396.538	-	-	-
Instrumentos de deuda emitidos	37.325	-	-	-	1.683	-	-	-
Otras obligaciones financieras	175.292	-	-	-	58.848	-	-	-
Otros pasivos	1.804	-	-	-	1.339	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Por el trimestre terminado al 30 de Septiembre de
	2012				2011
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(738)	4	30	(608)	(7.796)	11	292	(444)
Ingresos y gastos por comisiones y servicios	(454)	12	22	44	19.028	9	28	65
Utilidad neta de operaciones financieras y resultados de cambio (*)	(51.011)	-	(1)	(1.267)	98.001	-	(5)	(5.957)
Otros ingresos y gastos de operación	159	-	-	-	(1.706)	-	-	-
Remuneraciones y gastos del personal clave	-	-	(7.713)	-	-	-	(8.621)	-
Gastos de administración y otros	(5.905)	(6.886)	-	-	(5.320)	(7.183)	-	-

Totales	(57.949)	(6.870)	(7.661)	(1.831)	102.207	(7.163)	(8.306)	(6.336)

101

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

	Por el período de 09 meses terminado al 30 de Septiembre de
	2012				2011
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(10.876)	39	614	(1.793)	(12.923)	41	953	(2.415)
Ingresos y gastos por comisiones y servicios	(916)	35	84	156	58.741	30	84	155
Utilidad neta de operaciones financieras y resultados de cambio (*)	(221.669)	-	1	276	96.187	-	(19)	(8.658)
Otros ingresos y gastos de operación	476	-	-	-	(4.184)	-	-	-
Remuneraciones y gastos del personal clave	-	-	(24.016)	-	-	-	(25.213)	-
Gastos de administración y otros	(17.630)	(19.789)	-	-	(17.421)	(18.664)	-	-

Totales	(250.615)	(19.715)	(23.317)	(1.361)	120.400	(18.593)	(24.195)	(10.918)

(*)	Corresponde a contratos de derivados que cubren posiciones del Grupo en Chile.

102

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°32 - OPERACIONES CON PARTES RELACIONADAS, continuación:

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Consolidado de Resultados, corresponden a las siguientes categorías:

	Por el trimestre terminado al 30 de Septiembre de		Por el período de 09 meses terminado al 30 de Septiembre de
	2012	2011	2012	2011
	MM$	MM$	MM$	MM$

Remuneraciones del personal	4.301	4.182	12.592	12.005
Remuneraciones del Directorio	252	274	766	732
Bonos o gratificaciones	2.488	2.608	8.288	8.230
Compensaciones en acciones	426	449	1.229	1.215
Gastos de capacitación	74	28	131	87
Indemnizaciones por años de servicios	-	634	12	1.314
Fondos de salud	72	70	216	200
Otros gastos de personal	123	99	300	286
Plan de pensiones	(24)	277	482	1.144
Totales	7.712	8.621	24.016	25.213

e)	Conformación del personal clave

Al 30 de Septiembre de 2012 y al 31 de Diciembre de 2011, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
	Al 30 de Septiembre de	Al 30 de Diciembre de
Cargos	2012	2011

Directores	14	13
Gerentes de división	19	18
Gerentes de área	85	88
Gerentes	63	62

Totales personal clave	181	181

103

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS:

El valor razonable se define como la cantidad a la que un instrumento financiero (activo o pasivo) podría ser entregado o liquidado, respectivamente, en esa fecha entre dos partes, independientes y expertas en la materia, que actuasen libre y prudentemente, o sea no en una venta forzada o liquidación. La referencia más objetiva y habitual del valor razonable de un activo o pasivo es el precio cotizado que se pagaría por él en un mercado organizado y transparente (“valor razonable estimado”).

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Medida del valor razonable y jerarquía

La NIC 39 establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

• Nivel 1: entradas/insumos con precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco tiene la capacidad de acceder a la fecha de medición.

• Nivel 2: entradas/insumos distintas a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.

• Nivel 3: entradas/insumos no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden:

1) Bonos del Gobierno y Tesorería de Chile.

En el caso que los instrumentos no sean observables en mercado en un 100% , sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2) comprenden:

1) Letras hipotecarias.
2) Bono privado.
3) Depos.
4) Swaps Cámara Promedio (CMS).
5) Forward (Fwd) de FX e Inflación.
6) Cross Currency Swaps (CMS)
7) Opciones FX.
8) Interest Rarte Swap (IRS) FX

104

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables:

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.

• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.

• CCS (contratos especiales)	FRA Implícito	Start Forward no soportadas por MUREX (plataforma) debido a la estimación UF fwd.

• CCS, IRS, CMS en TAB	Varios	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

• Certificados (en nuestro caso bonos de baja liquidez)	Varios	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por iliquidez

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 30 de Septiembre de 2012 y 31 de Diciembre de 2011:

	Medidas de valor razonable
	2012	Nivel 1	Nivel 2	Nivel 3
30 de Septiembre de	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	207.608	204.821	2.787	-
Instrumentos disponibles para la venta	1.729.682	1.121.528	606.595	1.559
Derivados	1.476.209	-	1.405.855	70.354
Totales	3.413.499	1.326.349	2.015.237	71.913

Pasivos
Derivados	1.349.272	-	1.348.099	1.173
Totales	1.349.272	-	1.348.099	1.173

	Medidas de valor razonable
	2011	Nivel 1	Nivel 2	Nivel 3
31 de Diciembre de	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	409.763	409.763	-	-
Instrumentos disponibles para la venta	1.661.311	1.305.876	353.466	1.969
Derivados	1.612.869	-	1.525.748	87.121
Totales	3.683.943	1.715.639	1.879.214	89.090

Pasivos
Derivados	1.292.148	-	1.290.779	1.369
Totales	1.292.148	-	1.290.779	1.369

105

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°33 - VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación:

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 30 de Septiembre de 2012 y 2011:

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2012	89.090	(1.369)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(16.767)	196
Incluidas en resultados integrales	(410)	-
Compras, emisiones y colocaciones (netas)	-	-

Al 30 de Septiembre de 2012	71.913	(1.173)

Ganancias o pérdidas totales incluidas en resultado del 2012 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 30 de Septiembre de 2012	(17.177)	196

	Activos	Pasivos
	MM$	MM$

Al 01 de Enero de 2011	104.308	(5.422)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(12.374)	4.049
Incluidas en resultados integrales	20	-
Compras, emisiones y colocaciones (netas)	-	-

Al 30 de Septiembre de 2011	91.954	(1.373)

Ganancias o pérdidas totales incluidas en resultado del 2011 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 30 de Septiembre de 2011	(12.354)	4.049

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2012 y 2011 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 30 de Septiembre de 2012 y 2011 sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

106

BANCO SANTANDER CHILE Y AFILIADAS
NOTAS A LOS ESTADOS INTERMEDIOS FINANCIEROS CONSOLIDADOS
AL 30 de Septiembre de 2012 y 2011 y al 31 de Diciembre de 2011

NOTA N°34 - HECHOS POSTERIORES:

No existen hechos posteriores ocurridos entre el 01 de octubre de 2012 y la fecha de emisión de estos Estados Financieros Intermedios Consolidados (29 de Octubre de 2012) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

107

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs that in the Board meeting held on October 29, 2012, the Board approved to contract with the related party Produban España the following services:

1.	Isban España: contract for the implementation of a software to aid the Bank’s collection efforts and evaluation of a project for regulatory compliance.

2.	Produban España: contract of hardware necessary to implement the collection software.

Regarding this operations, the Board members Lucía Santa Cruz Sutil, Mauricio Larraín Garcés, Oscar von Chrismar Carvajal, Víctor Arbulú Crousillat, Marco Colodro Hadjes, Roberto Zahler Mayanz, Roberto Méndez Torres, Carlos Olivos Marchant, and Lisandro Serrano Spoerer expressed that this contract is convenient for the Bank and that the price, terms and conditions of this contract have been made at market prices and in line with the favorable opinion of the Bank’s Audit Committee.

The Board also informs that the Board members Vittorio Corbo Lioi and Jesus Zabalza Lotina abstained from this decision given that the former is a board member and the latter a general director of Banca Santander S.A. (Grupo Santander), since Produban and Isban are owned by Grupo Santander.

Sincerely,

Claudio Melandri Hinojosa

Chief Executive Officer